As filed with the Securities and Exchange Commission on October 15, 2014

Registration No. 333-198099

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENTERTAINMENT GAMING ASIA INC.

(Exact name of registrant as specified in its charter)

Nevada	7990	91-1696010
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit C1, Ground Floor, Koon Wah Building
No. 2 Yuen Shun Circuit
Yuen Chau Kok, Shatin
New Territories, Hong Kong SAR
+852-3147-6600

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Clarence Chung
Unit C1, Ground Floor, Koon Wah Building
No. 2 Yuen Shun Circuit
Yuen Chau Kok, Shatin
New Territories, Hong Kong SAR
+ 852-3147-6600

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Daniel K. Donahue, Esq.
Greenberg Traurig, LLP
3161 Michelson, Suite 1000
Irvine, CA 92612
(949) 732-6500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Non-Transferable Subscription Rights(1)	N/A	N/A	N/A	(2)	N/A	(2)
Common Stock, $.001 par value	27,777,673	$0.54	$14,999,943.00	(3)	$1,932.00	(3)
Total			$14,999,943.00		$1,932.00	(4)

(1)	This registration statement relates to: (a) non-transferable subscription rights to purchase common stock of the Registrant, which subscription rights are to be issued to holders of the Registrant’s common stock on a pro rata basis without consideration, and (b) the shares of the Registrant’s common stock issuable upon the exercise of such non-transferable subscription rights pursuant to the rights offering.
(2)	The subscription rights are being issued without consideration. Pursuant to Rule 457(g), no separate registration fee is payable with respect to the subscription rights being offered hereby since the subscription rights are being registered in the same Registration Statement as the securities to be offered pursuant thereto.
(3)	Calculated pursuant to Rule 457(g) based on the price at which the subscription rights may be exercised.
(4)	Previously paid.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 15, 2014

PROSPECTUS

ENTERTAINMENT GAMING ASIA INC.

27,777,673 Shares of Common Stock
Issuable Upon Exercise of Subscription Rights

Entertainment Gaming Asia Inc., a Nevada corporation (“us”, “we”, “our”, or the “Company”), is distributing, at no charge to holders of our common stock, $0.001 par value per share, as of 5:00 p.m., New York City time, on September 15, 2014, the record date, non-transferable subscription rights to purchase an aggregate of up to 27,777,673 shares of our common stock.

For each share of common stock held by a shareholder of the Company as of 5:00 p.m., New York City time, on the record date, such shareholder will receive .92278 subscription rights. Subscription rights may only be exercised in whole numbers; we will not issue fractional shares and will round all of the subscription rights down to the nearest whole number. Each whole subscription right will allow the holder thereof to subscribe to purchase one share of common stock at a subscription price of $0.54 per share.

The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on [•], 2014, subject to any extensions of the rights offering period. The rights exercise period may not be extended. You should carefully consider whether to exercise your subscription rights before the expiration of the rights exercise period. All exercises of subscription rights are irrevocable. Our board of directors is making no recommendation regarding your exercise of the subscription rights. The subscription rights may not be sold or transferred. We may in our sole discretion modify, amend or cancel the rights offering at any time and for any reason. If we cancel the rights offering, Continental Stock Transfer & Trust Company, in its capacity as our subscription agent for the rights offering, will return all subscription payments it has received for the cancelled offering without interest or penalty.

Our common stock is listed on the NASDAQ Capital Market under the symbol “EGT”. The shares of common stock issued in the rights offering will also be listed on the NASDAQ Capital Market under the same symbol. On October   , 2014, the closing price of our common stock was $     per share.

The shares of common stock offered under this prospectus involve a high degree of risk. See “Risk Factors” beginning at page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Subscription Price	Offering Expenses(1)	Net Proceeds to Entertainment Gaming Asia
Per Share	$0.54	N/A	$0.54
Maximum Offering(2)	$14,999,943	$750,000	$14,249,943

(1)	No selling commission will be paid by us in connection with the rights offering. However, we will pay offering expenses estimated to be $750,000.
(2)	Assumes the exercise of all subscription rights.

The date of this prospectus is            , 2014

We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about our Company that is not contained in this prospectus. Information contained in this prospectus may become stale. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus, any prospectus supplement or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus, the “Company,” “we,” “us,” and “our” refer to Entertainment Gaming Asia Inc., a Nevada corporation and its wholly-owned subsidiaries.

i

SUMMARY

You should read this summary in conjunction with the more detailed information and financial statements appearing elsewhere in this prospectus. On June 12, 2012, we effected a 1-for-4 reverse stock split of our common stock and corresponding decrease in the number of authorized shares of common stock. All historical share amounts and share information presented in this prospectus have been proportionally adjusted to reflect the impact of this reverse stock split.

Our Company

Entertainment Gaming Asia Inc. is engaged in: (i) gaming operations, which include the ownership and leasing of electronic gaming machines, or EGMs, in resorts, hotels and other venues in certain Asian countries placed on a revenue sharing basis with venue owners and the development and operation of regional casinos and gaming clubs in the Indo-China region under our “Dreamworld” brand; and (ii) the design, manufacture and distribution of gaming chips and plaques and distribution of other gaming products.

For our gaming operations, we identify and develop new gaming venues, acquire EGMs, casino management systems and other gaming peripherals directly from manufacturers, dealers and suppliers and install the same in our contracted venues. In addition, we assist the venue owners in brand-building and marketing promotions. For certain of our slot contracts, such as with NagaWorld Resorts and Sokha Hotels and Resorts in Cambodia, we also function as a manager of the EGM operations. In these venues, we jointly manage with the relevant casino owner the slot floor operations and design marketing programs and slot promotions for our designated gaming spaces. We also hire, train and manage the floor staff and set high expectations on the level of customer service.

In May 2010, we announced our intention to expand our gaming operations and develop and operate regional casinos and gaming clubs under our “Dreamworld” brand in certain emerging gaming markets in Indo-China. We believe this expanded business strategy offers the potential for higher long-term incremental returns on our operations given the ability to collect a greater share of the net win compared to our existing slot contracts. In addition, we believe it provides us with the opportunity for greater long-term control over our operations. We presently have one Dreamworld property in northwestern Cambodia in the province of Banteay Meanchey, Dreamworld Club (Poipet).

Under our gaming products division, we develop, manufacture and distribute high radio frequency identification, or RFID, and traditional non-RFID gaming chips and plaques under our Dolphin brand. We supply our Dolphin gaming chips and plaques to major integrated casino resorts in Macau, Philippines, Australia and New Zealand. Utilizing our existing infrastructure, we also distribute gaming products for third-party manufacturers in certain markets in Asia.

As of the date of this prospectus, our plan of operations for the next 12 months and the foreseeable future will focus on the growth of our gaming operations through the development and operation of casino and gaming clubs under our Dreamworld brand and growing our slot participation business as well as expanding our gaming products operations.

We are undertaking the present rights offering for purposes of funding additional casinos and gaming clubs and slot participation contracts as well as for general working capital requirements for our Dolphin operations. We are currently conducting a survey and analysis of potential gaming projects and have commenced preliminary discussions with third parties with regard to such projects. However, as of the date of this prospectus there are no agreements, understandings or arrangements concerning our development of or participation in additional gaming projects.

Our executive office is located at Unit C1, Ground Floor, Koon Wah Building, No. 2 Yuen Shun Circuit, Yuen Chau Kok, Shatin, New Territories, Hong Kong SAR; phone number +852-3147-6600. Our mailing address in the United States is Entertainment Gaming Asia Inc., 40 E. Chicago Avenue, #186, Chicago, Illinois, 60611 USA; phone number (312) 867-0848. Our website address is www.egt-group.com. Information contained in, or accessible through, our website does not constitute part of this prospectus.

Summary Financial Information

The following summary financial data as of and for the fiscal years ended December 31, 2013 and 2012 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary financial data as of and for the six months ended June 30, 2014 and 2013 has been derived from our unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This information is only a summary and does not provide all of the information contained in our financial statements and related notes. You should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 35 of this prospectus and our financial statements and related notes included elsewhere in this prospectus.

Statement of Comprehensive Income (in thousands)	Six-Month Periods Ended June 30,		Years Ended December 31,
	2014	2013	2013	2012
	(unaudited)	(unaudited)
Revenues
Gaming operations	$8,303	$9,432	$18,131	$18,997
Gaming products	$1,335	$1,589	$3,424	$6,454
Total revenues	$9,638	$11,021	$21,555	$25,451
Operating (loss)/income from continuing operations	$(638)	$263	$(983)	$2,491
Net (loss)/income from continuing operations	$(657)	$52	$(1,376)	$2,828

Balance Sheet Data (in thousands)	June 30, 2014	December 31, 2013
	(unaudited)
Total assets	$33,026	$33,630
Total liabilities	$4,871	$4,623
Stockholders’ equity	$28,155	$29,007

The Rights Offering

The following summary describes the principal terms of the rights offering, but is not intended to be a complete description of the offering. Please see “The Rights Offering” for a more detailed description of the terms and conditions of the distribution of rights and the offering of our common stock.

Rights Granted
We will grant to each holder of record of our common stock on September 15, 2014, the record date, at no charge, .92278 non-transferable subscription right for every one share of our common stock owned on the record date. The subscription rights will be evidenced by non-transferable subscription rights certificates. As of the date of this prospectus, an aggregate of 30,102,162 shares of our common stock were outstanding. If and to the extent that our stockholders exercise their right to purchase our common stock, we will issue up to 27,777,673 shares and receive gross proceeds of up to approximately $15 million in the rights offering. In that case, we will have approximately 57,879,835 shares of common stock outstanding after the rights offering.
Basic Subscription Rights
Each whole subscription right entitles the holder to purchase one share of our common stock for $0.54 per share, the subscription price, which shall be paid in cash. After the expiration date, the subscription rights will expire and have no value. We will not issue fractional subscription rights or cash in lieu of fractional subscription rights, but rather will round down fractional subscription rights to the nearest whole number.
Oversubscription Rights
If you fully exercise your basic subscription right and other holders of subscription rights do not fully exercise their basic subscription rights, the oversubscription rights entitle you to purchase additional shares of our common stock up to two times the number of shares you purchased under your basic subscription right at the same subscription price per share. If an insufficient number of shares are available to fully satisfy all oversubscription right exercises by holders thereof, we will allocate the available common shares among shareholders who oversubscribed by multiplying the number of shares requested by each shareholder through the exercise of oversubscription privileges by a fraction that equals (x) the number of shares available to be issued through oversubscription privileges divided by (y) the total number of shares requested by all subscribers through the exercise of their oversubscription privileges. The subscription agent will return any excess payments by mail without interest or deduction as soon as practicable after the expiration of the subscription period.
Subscription Price
$0.54 per share, which shall be paid in cash. In order to be effective, any payment related to the exercise of a right must clear prior to the expiration of the rights offering.
Record Date
September 15, 2014.
Expiration Date
5:00 p.m., New York City time, on , 2014, subject to extension or earlier termination. Subscription rights shall be irrevocable once they are exercised and shall continue to be irrevocable in the event the rights offering is extended.
Non-Transferability of Rights
The subscription rights are not transferable.

No Revocation
Once you submit the form of rights certificate to exercise any subscription rights, you may not revoke, change or cancel your exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a subscription price of $0.54 per share.
Amendment, Extension and Termination
We may extend the expiration date at any time after the record date. Subscription rights shall be irrevocable once they are exercised and shall continue to be irrevocable in the event that the rights offering is extended. We may also amend or modify the terms of the rights offering at any time prior to the expiration date, including if we extend the rights offering. We also reserve the right to terminate the rights offering at any time prior to the expiration date for any reason. In the event the rights offering is terminated, then the subscription agent will return all subscription funds without interest or deduction to those persons who exercised their subscription rights.
Procedure for Exercising Rights
If you are a record holder of common stock and you wish to exercise your subscription rights, you must complete the rights certificate and deliver it to the subscription agent, Continental Stock Transfer & Trust Company, together with full payment for all the subscription rights you elect to exercise under your basic subscription right and oversubscription right prior to the expiration of the rights offering. You may deliver such subscription documents and payments by mail or commercial carrier. If you use the mail, we recommend that you use insured, registered mail or return receipt requested. If you cannot deliver your rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery procedures under “The Rights Offering — Guaranteed Delivery Procedures.”
Since your payment related to the exercise of a right must clear prior to the rights offering expiration date, we recommend that you elect a payment and delivery method that provides sufficient time for delivery of cleared funds.
If you hold our common stock in “street name” through a broker, custodian bank or other nominee, you will not receive an actual subscription rights certificate. We will ask your broker, custodian bank or other nominees to notify you of the rights offering. As described in this prospectus, you must instruct your broker, dealer, custodian bank or other nominee whether or not to exercise rights on your behalf. You should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner’s Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in the rights offering but you have not received this form.

Payment Adjustments
If you send a payment that is insufficient to purchase the number of shares requested, or if the number of shares requested is not specified in the rights certificate, the payment received will be applied to exercise your subscription rights to the extent of the payment. If the payment exceeds the amount necessary for the full exercise of your subscription rights, including any oversubscription rights exercised and permitted, the subscription agent will return to you the excess funds without interest or a deduction therefrom.
How Foreign Stockholders Can Exercise Rights
The subscription agent will not mail this prospectus or the rights certificates to you if you are a stockholder whose address is outside the United States or if you have an Army Post Office or a Fleet Post Office address. Instead, we will have the subscription agent hold the subscription rights certificates for your account. To exercise your rights, you must notify the subscription agent prior to 11:00 a.m., New York City time, at least three business days prior to the expiration date, and establish to the satisfaction of the subscription agent that you are permitted to exercise your subscription rights under applicable law. If you do not follow these procedures by such time, your rights will expire and will have no value. Please see “The Rights Offering — Foreign Stockholders.”
Material United States Federal Income Tax Consequences
A holder will not recognize income or loss for United States Federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. For a detailed discussion, please see “Material United States Federal Income Tax Consequences”. You should consult your tax advisor as to the particular consequences to you of the rights offering.
Issuance of Our Common Stock
If you purchase shares through the rights offering, we will issue the underlying shares to you as soon as practicable after the completion of the rights offering.
No Recommendations to Rights Holders
An investment in shares of our common stock must be made according to your evaluation of your own best interests and after considering all of the information herein, including the “Risk Factors” section of this prospectus. Neither we nor our Board of Directors is making any recommendation regarding whether you should exercise your subscription rights.
Use of Proceeds
The net proceeds will be used for the development of future casino and gaming club projects, expanding our slot (participation) operations and general working capital for the gaming products division. Please see “Use of Proceeds” in the accompanying prospectus.
Subscription Agent
Continental Stock Transfer & Trust Company.
Information Agent
Morrow & Co., LLC.

Risk Factors
Before investing in our common stock, you should carefully read and consider the information set forth in “Risk Factors” beginning on page 7 of this prospectus.
Listing of Common Stock
Our common stock trades on the NASDAQ Capital Market under the symbol “EGT,” and the shares to be issued in connection with this rights offering will also be listed on the NASDAQ Capital Market under the same symbol.

RISK FACTORS

You should carefully consider the following risk factors before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

Risks Relating to Our Business

We have a history of operating losses and may continue to incur losses for the foreseeable future.  For the year ended December 31, 2013 and six-month period ended June 30, 2014, we incurred net losses from continuing operations of approximately $1.4 million and $657,000, respectively. Except for our 2011 and 2012 fiscal years, we have historically incurred net losses from operations and may continue to incur losses for the foreseeable future. We have a limited history in the slot participation business, which commenced in the second half of 2007, and in 2012 commenced a new line of operations involving the development and operation of our own regional casinos and gaming venues under our “Dreamworld” brand in the Indo-China region. However, as described further below, we have not been satisfied with the performance to date of these operations. Further, our limited operating history in the gaming business makes it difficult for potential investors to evaluate our business or prospective operations. Finally, we remain subject to the risks inherent in any developing business, including those mentioned below. While management will endeavor to generate net income from operations, there can be no assurance we will be able to successfully do so.

We have a dependence on NagaWorld and the termination or expiration of that relationship will have a significant negative impact on our financial performance.  In Cambodia, our slot operations largely focus on operating a substantial portion of the gaming machine area in prime casino floor locations at NagaWorld, a wholly-owned subsidiary of Hong Kong listed NagaCorp Ltd. (HKSE: 3918). As of June 30, 2014, we had 670 EGMs under contract in NagaWorld, representing approximately 39% of our total EGMs placed for our slot business as of that date, and those machines are among our highest performing units on a net win per day basis. For the year ended December 31, 2013 and six-month period ended June 30, 2014, our operations in NagaWorld accounted for approximately 60% and 59% of consolidated revenue, respectively, and approximately 72% and 69%, respectively, of revenue from gaming operations. We believe we have a good relationship with NagaCorp, however, should material events occur that are detrimental to NagaWorld and its operations or cause the loss of this customer, it would have a significant negative impact on our financial performance. The current contract with NagaWorld will expire in March 2016. There can be no assurances that we will be able to renew the contract under similar conditions, if at all. Absent significant improvement in our existing operations or securing new successful projects, the loss of the NagaWorld contract would have a significant negative impact on our financial performance.

Intended expansion of gaming operations represents a material addition to our business model, which has not been proven by us.  In May 2010, we announced plans to expand our gaming operations and become an owner and operator of regional casinos and gaming venues under our “Dreamworld” brand in certain emerging gaming markets in Indo-China. We presently have one Dreamworld property in operation, Dreamworld Club (Poipet). Dreamworld Club (Poipet) is a slot hall in Cambodia, which opened in May 2013. Previously, we had developed another Dreamworld property, Dreamworld Casino (Pailin), which was located in the Pailin province of Cambodia. Dreamworld Casino (Pailin) opened in May 2012 and was closed in June 2014 as this property had been unprofitable from inception. Based on our Dreamworld operations, our performance, on the whole, has not been satisfactory with regard to the development and operation of regional casinos and gaming venues to date. Further, we remain subject to the risks inherent in any developing business, including those mentioned herein. There can be no assurance that we will be successful in our casino and gaming development operations.

Due to the nature of our slot operations, the actions of our venue owners with which we partner could impact our financial performance.  Our slot operations, which involve the ownership and leasing of EGMs on a revenue sharing basis in certain countries in Asia, are presently the primary contributor to earnings. These operations focus on targeting venue owners, many of whom have little or no gaming operations experience. Since we participate on a revenue sharing basis with these venue owners, our revenue generated from these agreements will be dependent to a significant degree on the efforts and capabilities of the venue owners. Our revenues and results from the slot operations may be impacted by the ability of the venue owners to manage the gaming operations of their venues. Accordingly, there can be no guarantee that the venue owners will be able to manage the gaming operations successfully or that the gaming venues operated by them will perform at levels consistent with our financial projections and underlying forecasts and assumptions. Further, we have limited past business relationships with certain of the venue owners and, despite background checks and other due diligence that we may perform, the venue owners may not be as reputable as what we may have expected consistent with our policy. In the event that any of the venue owners are not reputable, this would expose us to the risk of being unable to collect the revenue to which we are entitled under the revenue share arrangements and protect our gaming machine assets.

We could require additional funding in the future to execute casino and gaming development plans.  As of June 30, 2014, we had working capital of approximately $5.8 million. We believe we have sufficient cash on hand to fulfill all current obligations as they become due and to fund our planned capital investments and equipment purchases and maintenance, for both the gaming operations and gaming products businesses, over the next 12 months. However, we may need to raise additional capital within the next 12 months if we were to: commit to a large development project, the concurrent development of multiple casino and gaming projects or a new project that requires large upfront payments; experience a shortfall in internal earnings projections; be required to procure additional EGMs for projects; or require capital for reasons not currently contemplated. We have undertaken the present rights offering for purposes of acquiring the additional capital necessary to pursue one or more additional casino or gaming projects. If we are unsuccessful in acquiring the additional capital needed by way of the rights offering, we may endeavor to raise funds through various financing sources, including the sale of our equity and debt securities and the procurement of commercial debt financing. However, there can be no guarantees that such funds will be available on commercially reasonable terms, if at all. To expand the potential for the sale of our securities, we may pursue a dual listing of our common stock on a major Asian stock exchange such as the GEM Board of The Stock Exchange of Hong Kong Limited at a future date. However, there are no guarantees that we would be successful in obtaining a dual listing on any such exchange or that it would improve our prospects for securing additional financing. If such financing is not available on satisfactory terms, we may be unable to expand or continue our business as desired and operating results may be adversely affected. Any debt financing will increase expenses and must be repaid regardless of operating results and may involve restrictions limiting our operating flexibility. If we issue equity securities to raise additional funds, the following results can occur:

•	the percentage ownership of our existing stockholders will be reduced;
•	our stockholders may experience additional dilution in net book value per share; and/or
•	the new equity securities may have rights, preferences or privileges senior to those of the holders of our common stock.

Our operations are focused in markets outside the United States, which exposes us to risks inherent in international business operations.  We intend to pursue slot operations and casino and gaming development projects in certain markets in Asia. We also focus our sales efforts for gaming products, primarily gaming chips and plaques, in Asia and Australia. However, these efforts may not be successful. Our international operations expose us to risks and challenges that we would otherwise not face if we conducted our business only in the United States, such as:

•	increased cost of enforcing our intellectual property rights;
•	heightened price sensitivities from customers in emerging markets;
•	our ability to establish or contract for local manufacturing, support and service functions;
•	localization of our EGMs and components, including translation into foreign languages and the associated expenses;
•	compliance with multiple, conflicting and changing governmental laws and regulations;
•	foreign currency fluctuations;
•	laws favoring local competitors;

•	weaker legal protections of contract terms, enforcement on collection of receivables and intellectual property rights and mechanisms for enforcing those rights;
•	market disruptions created by public health crises in regions outside the United States, such as Avian flu, SARS and other diseases;
•	difficulties in staffing and managing foreign operations, including challenges presented by relationships with workers’ councils and labor unions;
•	issues related to differences in cultures and practices; and
•	changing regional economic, political and regulatory conditions.

Our gaming operations are presently concentrated in Cambodia and the Philippines, which means our results of operations or financial condition could be materially adversely affected by economic or political developments in either country.  Our business model contemplates the development of slot operations in certain Asian countries and casino and gaming venue development business in Indo-China, however, at the present time our gaming operations are located solely in Cambodia and the Philippines. As a result, we experience significant exposure to the business concentration risks presented by the economies and regulatory environments of these two countries. Our ability to operate in Cambodia and the Philippines may be harmed by changes in the local laws and regulations, including those relating to gaming, taxation, environmental regulations, land use rights, property and other matters. In the Philippines, with the exception of major integrated resorts in the Manila area, almost all gaming operations are controlled by the Philippine Amusement and Gaming Corporation (“PAGCOR”), a government corporation that holds the exclusive right to operate slot rooms in the Philippines, which reports directly to the Office of the President of the Philippines. While we have no reason to believe at this time any of our gaming operations or partners are facing the risk of any adverse government action in Cambodia or the Philippines, the central or local governments of such jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure compliance with such regulations or interpretations or which may even restrict the licenses under which we and our partners operate. Likewise, any political turmoil, adverse weather conditions, calamities or epidemics occur in any of these two countries would have a significant negative impact on our business operations and financial performance.

For the year ended December 31, 2013 and the six-month period ended June 30, 2014, our financial performance for our operations in NagaWorld was negatively impacted due to protests in Cambodia’s capital of Phnom Penh, which related to the country’s national elections held in July 2013 and general labor unrest. Revenue from NagaWorld declined to $13.0 million for the year ended December 31, 2013 compared to $14.1 million in the prior year and to $5.5 million for the six-month period ended June 30, 2014 compared to $6.8 million in the prior year period.

In addition, tensions arising between Cambodia and the Philippines and other Asian gaming markets could have an adverse impact of our operations. For example, there have been tensions between the People’s Republic of China and the Philippines due to territorial conflicts pertaining to the sovereignty of islands in the South China Sea. This tension may result in reduced tourism from the People’s Republic of China to the Philippines.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.  We are subject to the Foreign Corrupt Practice Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations and agreements with third parties in certain Asian countries. Our activities in Asia create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents or distributors of our Company, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees, however, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

We may be unable to adequately protect our intellectual property rights.  Our success in business, in particular, in relation to our gaming chips and plaques products, is impacted by maintaining the confidentiality and proprietary nature of our intellectual property rights. Our ability to compete may be damaged, and our revenues may be reduced if we are unable to protect our intellectual property rights adequately. To protect these rights, we rely principally on a combination of:

•	contractual arrangements providing for non-disclosure and prohibitions on use;
•	patents and pending patent applications;
•	trade secret, copyright and trademark laws; and
•	certain built-in technical product features.

Patent, trade secret, copyright and trademark laws provide limited protection. The protections provided by laws governing intellectual property rights do not prevent competitors from developing, independently, products similar or superior to our products and technologies. In addition, effective protection of copyrights, trade secrets, trademarks, and other proprietary rights may be unavailable or limited in certain foreign countries. We may be unaware of certain non-publicly available patent applications, which, if issued as patents, could relate to our services and products as currently designed or as we may modify them in the future. Legal or regulatory proceedings to enforce our patents, trademarks or copyrights could be costly, time consuming, and could divert the attention of management and technical personnel.

Melco International Development Ltd., through its subsidiary EGT Entertainment Holding, holds a significant interest in our common stock, giving Melco significant power over our management and all shareholder actions.  As of the date of this prospectus, EGT Entertainment Holding Limited owned 11.45 million shares of our common stock, representing approximately 38% of the issued and outstanding common shares. Accordingly, given its equity ownership, EGT Entertainment Holding Limited has significant control over all matters requiring approval by our shareholders, including the power to elect our board members and other significant corporate transactions. This concentration of ownership will make it difficult for other shareholders to effect substantial changes in our Company, and also will have the effect of delaying, preventing or expediting, as the case may be, a further change in control. As a stockholder as of the record date, EGT Entertainment Holding Limited will have the right to subscribe for and purchase shares of our common stock under the rights offering. EGT Entertainment Holding Limited has, on a non-recourse basis, expressed its support in principle for the rights offering and has indicated, on a non-binding basis, its intention to exercise its basic subscription right and that it may possibly exercise all or part of its oversubscription right. However, we do not have any binding commitment from EGT Entertainment Holding Limited to participate in this rights offering and we cannot assure you that EGT Entertainment Holding Limited will exercise all or any of its basic subscription right or oversubscription right. To the extent EGT Entertainment Holding Limited fully exercises its basic subscription right and other stockholders do not, EGT Entertainment Holding Limited will increase its percentage ownership to an amount as high as 54.1% of our outstanding common stock, in which case EGT Entertainment Holding Limited would have complete control of all matters requiring approval by our shareholders, including the power to elect our board members and other significant corporate transactions. If EGT Entertainment Holding Limited chooses to fully participate in the oversubscription privilege, it could achieve a percentage ownership as high as 67.7%, depending on the level of participation by our other stockholders.

Our board of directors may issue blank check preferred stock, which may affect the voting rights of our holders and could deter or delay an attempt to obtain control of us.  The board of directors is authorized, without stockholder approval, to issue preferred stock in series and to fix and state the voting rights and powers, designation, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred stock may rank prior to our common stock with respect to dividends rights, liquidation preferences, or both, and may have full or limited voting rights. Accordingly, issuance of shares of preferred stock could adversely affect the voting power of holders of our common stock and could have the effect of deterring or delaying an attempt to obtain control of us.

We are a “smaller reporting company” and as a result of the reduced disclosure and governance requirements applicable to smaller reporting companies, our common stock may be less attractive to investors.  We are a “smaller reporting company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a “smaller reporting company” and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. As a “smaller reporting company”, the disclosure we are required to provide in our SEC filings is less than it would be if we were not considered to be a “smaller reporting company.” Specifically, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings, are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting, and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status a “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

There is currently a limited trading market for our common stock and we cannot ensure that a fully liquid market will ever develop or be sustained.  Our common shares are traded on the NASDAQ Capital Market under the symbol “EGT.” However, we consider our common stock to be “thinly traded” and any last reported sale prices may not be a true market-based valuation of the common stock. Also, the present volume of trading in our common stock may not provide investors sufficient liquidity in the event you wish to sell your common shares. There can be no assurance that an active market for our common stock will develop. In addition, the stock market in general, and lower market cap public companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. If we are unable to develop a fully liquid market for our common shares, you may not be able to sell your common shares at prices you consider to be fair or at times that are convenient for you, or at all.

We are currently not in compliance with, and may be unable to regain or maintain compliance with, NASDAQ’s continued listing requirements.  On April 17, 2014, we received a deficiency letter from The NASDAQ Stock Market LLC advising that, based on our closing bid price for the prior 30 consecutive business days, we did not comply with the minimum bid price requirement of $1.00 per share, as set forth in NASDAQ Listing Rule 5550(a)(2). In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we were provided with an initial grace period of 180 calendar days, until October 14, 2014, to regain compliance with the minimum closing price requirement for continued listing. If at any time during the grace period, the minimum closing bid price per share of our common stock closes at or above $1.00 for a period of ten consecutive business days, we will regain compliance and the matter will be closed. We were unable to regain compliance with the NASDAQ’s minimum closing price requirement during the initial 180-day grace period. However, on October 15, 2014, we were notified by NASDAQ that we have received an additional 180-day grace period, until April 13, 2015, to regain compliance with the minimum closing price requirement. If we fail to regain compliance during the second 180-day grace period, our common stock will be subject to delisting by NASDAQ.

There is no assurance we will regain and maintain compliance with the NASDAQ continued listing standards. The delisting of our common stock from trading on NASDAQ could have a significant negative effect on the market for, and liquidity and value of, our common stock. In addition, in order to regain compliance with the minimum bid price requirement, it may be necessary for us to conduct a combination or reverse split of our outstanding common shares. If we find it necessary to conduct a reverse split, there can be no assurance that the total market capitalization of our common stock after the proposed reverse stock split will be equal to or greater than the total market capitalization before the proposed reverse stock split or that the per share market price of our common stock following the reverse stock split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the reverse stock split.

Risks Related to this Rights Offering

The subscription price determined for the rights offering is not an indication of the fair value of our common stock.  The subscription price in the rights offering is equal to $0.54. The subscription price does not necessarily bear any relationship to the book value of our assets, net worth, past operations, cash flows, losses, financial condition, or any other established criteria for valuing the Company. You should not consider the subscription price an indication of the value of the Company or our common stock.

Because we have no specific plans for the net proceeds of this offering, we may allocate the proceeds to uses the stockholders do not consider desirable.  We are undertaking the present rights offering for purposes of, among other things, funding additional casinos and gaming clubs on a participation basis with venue owners. We are currently conducting a survey and analysis of certain such potential projects and have commenced preliminary discussions with potential partners. However, as of the date of this prospectus there are no agreements, understandings or arrangements concerning our development of or participation in additional gaming projects. All of the net proceeds from this rights offering are allocated towards funding additional casinos and gaming clubs, expanding our slot participation operations and working capital. Since we have not identified any such projects for your consideration, our management will have the discretion to allocate a large portion of the net proceeds of this offering towards projects you will not have had the opportunity to review and consider and to uses that you may not deem desirable.

You may not revoke your subscription exercise, even if the rights offering is extended, and your purchase of shares in the rights offering may be at a price higher than the market price.  Once you exercise your subscription rights, you may not revoke the exercise. If we decide to extend the duration of the rights offering, you still may not revoke the exercise of our subscription rights. The public trading market price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights and, afterwards, the market price of our common stock falls below the subscription price, then you will have committed to buy shares of common stock in the rights offering at a price that is higher than the market price. Moreover, we cannot assure you that you will ever be able to sell shares of common stock that you purchased in the rights offering at a price equal to or greater than the subscription price. Until certificates are delivered or your account at your broker, custodian bank or other nominee is credited upon expiration of the rights offering, you may not be able to sell the shares of our common stock that you purchase in the rights offering. We will issue certificates representing your shares of our common stock, or credit your account at your broker, custodian bank or other nominee with shares of our common stock, electronically in registered, book-entry form only on our records or on the records of our transfer agent, Continental Stock Transfer & Trust Company, that you purchased pursuant to your basic subscription and oversubscription rights as soon as practicable after the rights offering has expired and all proration calculations, reductions, and additions contemplated by the terms of the rights offering have been effected.

Because we do not have any commitments from any of our stockholders to participate in this rights offering, and have not entered into a standby purchase agreement with any person concerning this rights offering, the net proceeds we receive from this rights offering may be lower than currently anticipated.   We do not have any commitments from any of our stockholders to participate in this rights offering and we cannot assure you that any of our stockholders will exercise all or any of their basic subscription rights or their oversubscription rights. In addition, we are not entering into any standby purchase agreement or similar agreement with respect to the purchase of any shares of our common stock subscribed for through the basic subscription rights or the oversubscription rights. Therefore, there is no certainty that any shares will be purchased pursuant to the rights offering and there is no minimum purchase requirement as a condition to our accepting subscriptions.

If the rights offering is not fully subscribed and EGT Entertainment Holding Limited exercises its full basic subscription rights, it will increase its ownership percentage, perhaps to the level of its majority control of our outstanding shares.  As of the date of this prospectus, EGT Entertainment Holding Limited owned approximately 38% of our outstanding shares of common stock. As a stockholder as of the record date, EGT Entertainment Holding Limited will have the right to subscribe for and purchase shares of our common stock under the rights offering. If EGT Entertainment Holding Limited fully exercises its basic subscription right and other stockholders do not, EGT Entertainment Holding Limited will increase its percentage ownership to an amount as high as 54.1% of our outstanding common stock. If EGT Entertainment Holding Limited chooses to fully participate in the oversubscription privilege, it could achieve a percentage ownership as high as 67.7%, depending on the level of participation by our other stockholders.

If EGT Entertainment Holding Limited achieves ownership of a majority of our outstanding shares of common stock, it will have the ability to elect all members of our board directors and approve (or defeat) all matters that come before the stockholders for approval. Also, if EGT Entertainment Holding Limited achieves a majority ownership position, we would become a “controlled company” as defined by the Rule 5615 of the NASDAQ Marketplace Rules. As a “controlled company”, within the meaning of NASDAQ Marketplace Rules, we would not be subject to the corporate governance requirements of Rule 5605 of the NASDAQ Marketplace Rules that would otherwise require us to have:

•	A majority of independent directors on the board of directors;
•	Compensation of our executive officers determined, or recommended to the board of directors for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors; and
•	Director nominees selected, or recommended for the board of directors’ selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

All other corporate governance requirements under the NASDAQ Marketplace Rules would continue to apply.

Because we may terminate the offering at any time prior to the expiration date, your participation in the rights offering is not assured.  We do not intend, but have the right, to terminate the offering at any time prior to the expiration date. If we determine to terminate the offering, we will not have any obligation with respect to the subscription rights except to return any money received from subscribing stockholders promptly, without interest or deduction.

You will need to act promptly and to carefully follow the subscription instructions, or your exercise of subscription rights will be rejected.  Stockholders who desire to purchase shares in this rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to the 5:00 p.m., New York City time, on            , 2014, the expected expiration date. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to the expiration of the subscription period. We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration date. If you fail to complete and sign the required subscription forms, or you send an incorrect payment amount, or your payment does not clear, or you otherwise fail to follow the subscription procedures that apply to your exercise in this rights offering prior to the expiration date, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent will undertake to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

You will not receive interest on subscription funds, including any funds ultimately returned to you.  You will not earn any interest on your subscription funds while they are being held by the subscription agent pending the closing of this rights offering. In addition, if we cancel the rights offering or if you exercise your oversubscription right and are not allocated all of the shares of common stock for which you oversubscribe, neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interest, any subscription payments to you.

You may not receive all of the shares you subscribe for pursuant to oversubscription rights.  If an insufficient number of shares are available to fully satisfy all oversubscription right requests, the available shares will be distributed proportionately among stockholders who exercised their oversubscription rights based on the number of shares each stockholder subscribed for under their basic subscription rights.

You may not be able to resell any of our common stock that you purchase pursuant to the exercise of subscription rights immediately upon expiration of the subscription period or be able to sell your shares at a price equal to or greater than the subscription price.  If you exercise your subscription rights, you may not be able to resell the underlying common stock until you or your broker, dealer, custodian bank or other nominee, if applicable, have received those shares. Moreover, you will have no rights as a holder of the shares of common stock you purchased in this rights offering until we issue the shares to you. Although we will endeavor to issue the shares promptly after completion of this rights offering, there may be a delay between the expiration date and the time that the shares are issued. In addition, we cannot assure you that, following the exercise of your subscription rights, you will be able to sell your common stock at a price equal to or greater than the subscription price.

If you do not fully exercise your subscription rights, your interest in us may be significantly diluted if and to the extent other stockholders fully exercise their basic and oversubscription rights. In addition, if you do not exercise your subscription rights in full and the subscription price is less than the fair value of our common stock, then you would experience an immediate dilution of the aggregate fair value of your shares, which could be substantial.  If you do not choose to fully exercise your subscription rights, your percentage ownership interest in us may decrease if and to the extent other stockholders fully exercise their basic and oversubscription rights. If you do not exercise your subscription rights at all, your percentage ownership in us could decrease significantly, if and to the extent other stockholders fully exercise their basic and oversubscription rights. In addition, if you do not exercise your subscription rights in full and the subscription price is less than the fair value of our common stock, you would experience immediate dilution of the value of your shares relative to what your value would have been had our common stock been issued at fair value. This dilution could be substantial.

The issuance of additional shares of our common stock could limit our ability to apply our net operating loss carryforwards to offset our taxable income (if any) in any future year.  The issuance of share of our common stock to EGT Entertainment Holding Limited in connection with its participation in the rights offering may, when considered with other changes in ownership, constitute a change in ownership as defined under Section 382 of the United States Internal Revenue Code of 1986, as amended. If a change in ownership is deemed to have occurred, our net operating loss carryforwards that could be applied to offset our taxable income (if any) in the United States in any future year would be limited. We cannot determine what effect, if any, these factors would have on the trading price of our common stock.

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are what we anticipate will be common questions about the rights offering. The answers are based on selected information from this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, our common stock, and our business.

What is a rights offering?

A rights offering is an opportunity for you to purchase additional shares of common stock at a fixed price and in an amount at least proportional to your existing interest in the Company, enabling you to maintain or possibly increase your current percentage ownership of the Company.

What is a subscription right?

Each whole subscription right gives our stockholders the opportunity to purchase one share of our common stock for $0.54 per share and carries with it a basic subscription privilege and an over-subscription privilege, as described below.

Why are we engaging in a rights offering and how will we use the proceeds from the rights offering?

The purpose of the rights offering is to raise equity capital in a cost-effective manner that allows all stockholders to participate. The net proceeds will be used for the development of future gaming operations projects and general working capital for the gaming products division. Please see “Use of Proceeds” in the accompanying prospectus.

Am I required to exercise all of the rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. If you do not exercise your basic subscription rights in full, you will not be entitled to participate in the oversubscription right.

What is the basic subscription right?

Each whole subscription right evidences a right to purchase one share of our common stock at a subscription price of $0.54 per share. You will receive .92278 basic subscription rights for every share of common stock you own on September 15, 2014, subject to adjustments to eliminate fractional rights.

In order to properly exercise your basic subscription right, you must deliver the subscription payment and a properly completed rights certificate, or if you hold your rights through a broker, dealer, custodian bank or other nominee, complete and return to your record holder the form entitled “Beneficial Owner Election Form” or such other appropriate documents as are provided by your record holder related to your basic subscription right prior to the expiration of the rights offering. If you hold your shares of common stock in street name through a broker, custodian bank, dealer or other nominee who uses the services of the Depository Trust Company, or “DTC,” then DTC will issue to your nominee a number of subscription rights to which you are entitled for each share of our common stock you own on the record date.

What is the oversubscription right?

The oversubscription right provides stockholders that exercise their basic subscription rights in full the opportunity to purchase the shares that are not purchased by other stockholders. If you fully exercise your basic subscription right and other holders of subscription rights do not fully exercise their basic subscription rights, the oversubscription right entitles you to purchase additional shares of our common stock up to two times the number of shares you purchased under your basic subscription right at the same subscription price per share. If an insufficient number of shares are available to fully satisfy all oversubscription right requests, we will allocate the available common shares among shareholders who oversubscribed by multiplying the number of shares requested by each shareholder through the exercise of oversubscription privileges by a fraction that equals (x) the number of shares available to be issued through oversubscription privileges divided by (y) the total number of shares requested by all subscribers through the exercise of their oversubscription privileges. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the subscription period.

In order to properly exercise your oversubscription right, you must deliver the subscription payment related to your oversubscription right prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your oversubscription right, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock available to you under the oversubscription right (i.e., the same number of shares, and the same aggregate subscription price, paid for the full exercise of your basic subscription right). Please see “The Rights Offering — The Subscription Rights — Oversubscription Rights.”

How was the subscription price of $0.54 per share determined?

In connection with this rights offering, our board of directors established a special committee made up of independent directors to review our financing options and make a recommendation to the full board. The special committee recommended to the full board, and the full board has approved, the present rights offering, including the subscription price of $0.54 per share. Our special committee recommended the subscription price after considering, among other things, an analysis and recommendation prepared by Sterne, Agee & Leach, Inc., an independent financial advisor retained by the special committee, and considered other factors, including our need for equity capital, the amount of proceeds desired, alternatives available to us for raising equity capital, the likely cost of capital from other sources, the historic and current market price, trading volume and liquidity of our common stock, our relationship with EGT Entertainment Holding Limited, the potential financial impact of the rights offering, the pricing of similar transactions, our business and industry prospects, our recent and anticipated operating results and general conditions in the securities market. In addition, our special committee sought and obtained a written opinion delivered to the special committee by a nationally recognized financial advisory firm engaged by the committee for such purpose, Capstone Valuation Services, LLC, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, the financial terms of the rights offering are fair from a financial point of view to our stockholders. The $0.54 subscription price is not intended to bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth, or any other established criteria used to value securities. You should not consider the subscription price to be an indication of the fair value of the common stock to be offered in the rights offering.

Who will receive subscription rights?

Holders of our common stock will receive .92278 non-transferable subscription rights for every one share of common stock owned as of September 15, 2014, the record date.

How many shares may I purchase if I exercise my subscription rights?

You will receive .92278 non-transferable subscription right for each share of our common stock that you owned as of September 15, 2014, the record date. Each subscription right evidences a right to purchase one share of our common stock at a subscription price of $0.54 per share. You may exercise any number of your subscription rights.

We determined the ratio of rights you will receive per share by dividing $15 million by the subscription price of $0.54 to determine the number of shares to be issued in the rights offering and then dividing that number of shares by the number of shares outstanding on the record date. For example, if you owned 1,000 shares of our common stock on the record date and you were granted .92278 rights for every one share of our common stock you owned at that time, then you have the right to purchase 922 shares of our common stock for $0.54 per share. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

What will happen if I choose not to exercise my subscription rights?

If you choose not to exercise your subscription rights you will retain your current number of shares of common stock of the Company. Stockholders who do not exercise in full their subscription rights granted in the rights offering will own a smaller percentage of the total shares outstanding if and to the extent other stockholders fully exercise their basic and oversubscription rights. Your subscription rights will expire and have no value if they are not exercised prior to 5:00 p.m., New York City time, on            , 2014, the expected expiration date of this rights offering.

Does the Company need to achieve a certain participation level in order to complete the rights offering?

No. We may choose to consummate, amend, extend or terminate the rights offering regardless of the number of subscription rights exercised by holders.

Can the Company terminate the rights offering?

Yes. The board of directors may decide to terminate the rights offering at any time prior to the expiration of the rights offering, for any reason. In such event, all subscription payments received in connection with the rights offering will be returned promptly, without interest or deduction, to those persons who exercised their subscription rights. Please see “Risk Factors — Because we may terminate the offering at any time prior to the expiration date, your participation in the rights offering is not assured” and “The Rights Offering — Expiration of the Rights Offering and Amendments, Extensions and Termination.”

Have we entered into any agreements to ensure the offering is fully subscribed?

The Company has not entered into a standby purchase agreement or similar agreement with respect to the purchase of any shares of our common stock subscribed for through basic subscription rights or oversubscription rights. EGT Entertainment Holding Limited, which owns 11.45 million shares of our common stock representing approximately 38% of our issued and outstanding common shares, has, on a non-recourse basis, expressed its support in principle for the rights offering and has indicated, on a non-binding basis, its intention to exercise its basic subscription right and that it may possibly exercise all or part of its oversubscription right. However, we do not have any binding commitments from EGT Entertainment Holding Limited or any other of our stockholders to participate in this rights offering and we cannot assure you that any of our stockholders will exercise all or any of their basic subscription rights or their oversubscription rights. Therefore, there is no certainty that any shares will be purchased pursuant to the rights offering.

May I transfer my subscription rights if I do not want to purchase any shares?

No. Should you choose not to exercise your rights, you may not sell, give away or otherwise transfer your rights. The subscription rights will not be listed on the NASDAQ Capital Market or any other stock exchange or trading market.

When will the rights offering expire?

The subscription rights will expire and have no value, if not exercised prior thereto, at 5:00 p.m., New York City time, on            , 2014, unless we decide to extend the rights offering expiration date until some later time. Please see “The Rights Offering — Expiration of the Rights Offering and Amendments, Extensions and Termination.” The subscription agent must actually receive all required documents and payments before the expiration date. There is no maximum duration for the rights offering.

How do I exercise my subscription rights? What forms and payments are required to purchase shares of common stock?

If you are a holder of record of our common stock, you may exercise your subscription rights by properly completing and executing your rights certificate and delivering it, together in full with the subscription price for each share of common stock you subscribe for, to the subscription agent on or prior to 5:00 p.m., New York City time, on the expiration date. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your rights certificate to the subscription agent on time, you may follow the guaranteed delivery procedures described under “The Rights Offering — Guaranteed Delivery Procedures” beginning on page 25. If you hold shares of our common stock through a broker, custodian bank or other nominee, please see “The Rights Offering — Beneficial Owners”.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the rights certificate, the payment received will be applied to exercise your basic subscription privilege. Unless you have specified the number of shares you wish to purchase upon exercise of your over-subscription privilege, any payment in excess of that required to exercise your basic subscription privilege will be refunded. If the payment exceeds the subscription price for the full exercise of the basic and over-subscription privileges (to the extent specified by you), the excess will be refunded. You will not receive interest on any payments refunded to you under the rights offering.

What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominee?

If you hold your common stock in the name of a broker, dealer, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in the rights offering but you have not received this form.

What should I do if I want to participate in the rights offering, but I am a stockholder with a foreign address or a stockholder with an APO or FPO address?

The subscription agent will not mail rights certificates to you if you are a stockholder whose address is outside the United States or if you have an Army Post Office or a Fleet Post Office address. To exercise your rights, you must notify the subscription agent prior to 11:00 a.m., New York City time, at least three business days prior to the expiration date, and establish to the satisfaction of the subscription agent that you are permitted to exercise your subscription rights under applicable law. If you do not follow these procedures by such time, your rights will expire and will have no value.

Will I be charged a sales commission or a fee if I exercise my subscription rights?

We will not charge a brokerage commission or a fee to rights holders for exercising their subscription rights. However, if you exercise your subscription rights through a broker, dealer or nominee, you will be responsible for any fees charged by your broker, dealer or nominee.

Are there any conditions to my right to exercise my subscription rights?

The completion of the rights offering is not subject to the satisfaction of any conditions. However, we reserve the right to amend, extend, cancel, terminate or otherwise modify the rights offering at any time before completion of the rights offering for any reason. Please see “The Rights Offering — Conditions to and Cancellation of the Rights Offering.” Moreover, we will not be required to issue to you our common stock pursuant to this rights offering if, in our opinion, you are required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control the shares and if, at the time this rights offering expires, you have not obtained this clearance or approval.

Will fractional common stock be issued in the rights offering?

No. We will not issue fractional subscription rights or cash in lieu of fractional subscription rights, but rather will round down fractional subscription rights to the nearest whole number. Holders will only be entitled to purchase a whole number of shares of common stock.

Has the board of directors made a recommendation regarding the rights offering?

Neither our board of directors nor the special committee of the board is making any recommendation as to whether or not you should exercise your subscription rights. You are urged to make your decision based on your own assessment of the rights offering, after considering all of the information herein, including the “Risk Factors” sections set forth in this prospectus, and of your best interests.

Is exercising my subscription rights risky?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of common stock and should be considered as carefully as you would consider any other equity investment. You should consult your own counsel, accountants and other advisers for legal, tax, business, financial and related advice regarding the purchase of our securities. Among other things, you should carefully consider the risks described in the section entitled “Risk Factors” in this prospectus, beginning on page 7.

How many shares of common stock will be outstanding after the rights offering?

The number of shares of common stock that will be outstanding after the rights offering will depend on the number of shares that are purchased in the rights offering. If we sell all of the shares being offered, then we will issue approximately 27,777,673 shares of common stock. In that case, we will have approximately 57,879,835 shares of common stock outstanding after the rights offering. This would represent an increase of approximately 92% in the number of currently outstanding shares of common stock.

What will be the proceeds of the rights offering?

If we sell all the shares being offered, we will receive gross proceeds of approximately $15 million. We are offering shares in the rights offering with no minimum purchase requirement. As a result, there is no assurance we will be able to sell all of the shares being offered, and it is not likely that all of our stockholders will participate in the rights offering.

After I exercise my rights, can I change my mind and change or cancel my purchase?

No. Once you exercise and send in your subscription rights certificate and payment you cannot revoke, change or cancel the exercise of your subscription rights, even if you later learn information about the Company that you consider to be unfavorable and even if the market price of our common stock falls below the $0.54 per share subscription price. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a price of $0.54 per share. Please see “The Rights Offering — No Revocation or Change.”

What are the material U.S. federal income tax consequences of exercising my subscription rights?

A holder will not recognize income or loss for United States federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. For a detailed discussion, please see “Material U.S. Federal Income Tax Consequences.” You should consult your tax advisor as to the particular consequences to you of the rights offering.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. If the rights offering is not completed, for any reason, any money received from subscribing stockholders will be refunded promptly, without interest or deduction.

If I exercise my subscription rights, when will I receive shares of common stock I purchased in the rights offering?

We will issue certificates representing your shares of our common stock, or credit your account at your broker, custodian bank or other nominee with shares of our common stock, electronically in registered, book-entry form only on our records or on the records of our transfer agent, Continental Stock Transfer & Trust Company, that you purchased pursuant to your basic subscription and oversubscription rights as soon as practicable after the rights offering has expired and all proration calculations, reductions, and additions contemplated by the terms of the rights offering have been effected. We will not be able to calculate the number of shares to be issued to each exercising holder until 5:00 p.m., New York City time, on the third business day after the expiration date of the rights offering, which is the latest time by which subscription rights certificates may be delivered to the subscription agent under the guaranteed delivery procedures described under “The Rights Offering — Guaranteed Delivery Procedures.”

To whom should I send my forms and payment?

If your shares are held in the name of a broker, custodian bank or other nominee, then you should send your subscription documents, rights certificate and payment to that record holder. If you are the record holder of your shares, then you should send your subscription documents, rights certificate and payment by hand delivery, first class mail or courier service to Continental Stock Transfer & Trust Company, the subscription agent. The address for delivery to the subscription agent is as follows:

For Delivery by Hand/Mail/Overnight Courier

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
Attn: Corporate Actions Department
(917) 262-2378

You may also deliver your payment by wire transfer of immediately available funds to the following escrow account:

BANK NAME: JPMorgan Chase
ABA#: 021000021
ACCOUNT NAME: Continental Stock Transfer & Trust Company
ACCOUNT #: 475-582543
REFERENCE: [Insert shareholder (your) name]
ATTENTION: Entertainment Gaming Asia Rights Offering

Your delivery other than in the manner or to the address listed above will not constitute valid delivery.

What if I have other questions?

If you have other questions about the rights offering, stockholders may call Morrow & Co., LLC, the Information Agent, by telephone at (800) 662-5200 and banks and brokerage firms may contact Morrow & Co., LLC at (203) 658-9400. Morrow & Co., LLC may also be contacted by email at egtinfo@morrowco.com.

FOR A MORE COMPLETE DESCRIPTION OF THE RIGHTS OFFERING, PLEASE SEE “THE RIGHTS OFFERING”.

THE RIGHTS OFFERING

The Subscription Rights

We are distributing to holders of our common stock on the record date, which is September 15, 2014, at no charge, .92278 non-transferable subscription rights for every one share of our common stock owned as of the record date. As of the date of this prospectus, an aggregate of 30,102,162 shares of our common stock were outstanding.

Basic Subscription Rights

The subscription rights are evidenced by non-transferable rights certificates. Each subscription right entitles the holder to purchase one share of our common stock upon delivery of the required subscription documents and payment of the subscription price of $0.54 per share prior to the expiration of the rights offering. You may exercise all or a portion of your basic subscription right or you may choose not to exercise your rights. However, if you exercise less than your full basic subscription right, you will not be entitled to purchase shares pursuant to your over-subscription right. In order to properly exercise your basic subscription right, you must deliver the subscription payment and a properly completed rights certificate, or if you hold your rights through a broker, dealer, custodian bank or other nominee, complete and return to your record holder the form entitled “Beneficial Owner Election Form” or such other appropriate documents as are provided by your record holder.

Only whole subscription rights are exercisable. Fractional subscription rights remaining after aggregating all of the rights distributed to you will be rounded down to the nearest whole number to ensure we offer no more than 27,777,673 shares of common stock in the rights offering. Any excess subscription payment received by the subscription agent will be returned, without interest, as soon as practicable after the expiration of the subscription period. We will deliver certificates representing shares of our common stock or credit your account at your broker, custodian bank or other nominee with shares of our common stock, electronically in registered, book-entry form, purchased with the basic subscription right as soon as practicable.

Oversubscription Rights

If you fully exercise your basic subscription right and other holders of subscription rights do not fully exercise their basic subscription rights, you may also exercise an oversubscription right to purchase, at the same subscription price of $0.54 per share, additional shares of our common stock up to two times the number of shares you purchased under your basic subscription right. If an insufficient number of shares are available to fully satisfy all oversubscription right exercises by holders thereof, we will allocate the available common shares among shareholders who oversubscribed by multiplying the number of shares requested by each shareholder through the exercise of oversubscription privileges by a fraction that equals (x) the number of shares available to be issued through oversubscription privileges divided by (y) the total number of shares requested by all subscribers through the exercise of their oversubscription privileges at the same subscription price of $0.54 per share. The subscription agent will return any excess payments without interest or deduction promptly after the expiration of the rights offering.

In order to properly exercise your oversubscription right, you must deliver the subscription payment and a properly completed rights certificate, or if you hold your rights through a broker, dealer, custodian bank or other nominee, complete and return to your record holder the form entitled “Beneficial Owner Election Form” or such other appropriate documents as are provided by your record holder. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your oversubscription right, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock available to you under the oversubscription right (i.e., two times the number of shares (and the same aggregate subscription price) paid for the full exercise of your basic subscription right).

We can provide no assurances that you will actually be entitled to purchase the number of shares issuable upon the exercise of your oversubscription right in full at the expiration of the rights offering. We will not be able to satisfy your exercise of the oversubscription right if the rights offering is subscribed in full, and we will only honor an oversubscription right to the extent sufficient shares of our common stock are available following the exercise of subscription rights under the basic subscription right.

As soon as practicable after the expiration date, the subscription agent will determine the number of shares of common stock that you may purchase pursuant to the oversubscription right. We will issue certificates representing your shares of our common stock, or credit your account at your broker, custodian bank or other nominee with shares of our common stock, electronically in registered, book-entry form only on our records or on the records of our transfer agent, Continental Stock Transfer & Trust Company, that you purchased pursuant to your basic subscription and oversubscription rights as soon as practicable after the rights offering has expired and all proration calculations, reductions, and additions contemplated by the terms of the rights offering have been effected. We will not be able to calculate the number of shares to be issued to each exercising holder until 5:00 p.m., New York City time, on the third business day after the expiration date of the rights offering, which is the latest time by which subscription rights certificates may be delivered to the subscription agent under the guaranteed delivery procedures described under “— Guaranteed Delivery Procedures.” If you request and pay for more shares than are allocated to you, the subscription agent will return any excess payments by mail, without interest or deduction as soon as practicable after the expiration of the subscription period. In connection with the exercise of the oversubscription right, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights exercised, and the number of shares of common stock requested through the oversubscription right, by each beneficial owner on whose behalf the nominee holder is acting.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or the subscription agent does not receive the full subscription payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised the maximum number of subscription rights that may be exercised with the aggregate subscription payment you delivered to the subscription agent. If we do not apply your full subscription payment to your purchase of shares of our common stock, the subscription agent will return any excess subscription payment received without interest or deduction, as soon as practicable after the expiration of the subscription period.

Expiration of the Rights Offering and Amendments, Extensions and Termination

You may exercise your subscription rights at any time prior to 5:00 p.m., New York City time, on            , 2014, the expected expiration date for the rights offering, subject to extension. If you do not exercise your subscription rights before the expiration date of the rights offering, your subscription rights will expire and will have no value. We will not be required to issue shares of our common stock to you if the subscription agent receives your rights certificate or payment, after the expiration date, regardless of when you sent the rights certificate and payment, unless you send the documents in compliance with the guaranteed delivery procedures described below. We may choose to extend the rights offering at any time after the record date if we decide that changes in the market price of our common stock warrant an extension or if we decide that the degree of participation in this rights offering by holders of our common stock is less than the level we desire.

We reserve the right, in our sole discretion, to amend or modify the terms of the rights offering. We also reserve the right to terminate the rights offering at any time prior to the expiration date for any reason. In the event the rights offering is terminated, the subscription agent will return all subscriptions funds.

If we elect to extend the expiration date of the rights offering, terminate the rights offering prior to the expiration date or amend or modify the terms of the rights offering, we will issue a press release announcing such extension, termination or amendment or modification no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date or on the next business day after the date on which the rights offering is terminated or amended or modified, as applicable.

Conditions to and Cancellation of the Rights Offering

The completion of the rights offering is not subject to the satisfaction of any conditions. However, we reserve the right to amend, extend, cancel, terminate or otherwise modify the rights offering at any time before completion of the rights offering for any reason. In the event that we terminate the rights offering prior to the expiration date, all affected subscription rights will expire without value and all subscription payments received by the subscription agent will be promptly returned, without interest or deduction. If we elect to extend the expiration date of the rights offering, terminate the rights offering prior to the expiration date or amend or modify the terms of the rights offering, we will issue a press release announcing such extension, termination or amendment or modification. Please see “— Expiration of the Rights Offering and Amendments, Extensions and Termination.”

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. Your subscription rights will not be considered exercised unless the subscription agent receives from you, your broker, custodian or nominee, as the case may be, all of the required documents properly completed and executed and your full subscription price payment in cash prior to 5:00 p.m., New York City time, on            , 2014, the expected expiration date of the rights offering. Rights holders may exercise their rights as follows:

Subscription by Record Holders

Rights holders who are record holders of our common stock may exercise their subscription rights by properly completing and executing the rights certificate together with any required signature guarantees and forwarding it, together with payment in full in cash, of the subscription price for each share of the common stock for which they subscribe, to the subscription agent at the address set forth under the subsection entitled “— Delivery of Subscription Materials and Payment,” on or prior to the expiration date.

Subscription by Beneficial Owners

Rights holders who are beneficial owners of shares of our common stock and whose shares are registered in the name of a broker, custodian bank or other nominee, and rights holders who hold common stock certificates and would prefer to have an institution conduct the transaction relating to the rights on their behalf, should instruct their broker, custodian bank or other nominee to exercise their rights and deliver all documents and payment on their behalf, prior to the expiration date. A rights holder’s subscription rights will not be considered exercised unless the subscription agent receives from such rights holder, its broker, custodian, nominee or institution, as the case may be, all of the required documents and such holder’s full subscription price payment.

Subscription by DTC Participants

Banks, trust companies, securities dealers and brokers that hold shares of our common stock as nominee for more than one beneficial owner may, upon proper showing to the subscription agent, exercise their subscription rights on the same basis as if the beneficial owners were record holders on the rights offering record date through the DTC. Such holders may exercise these rights through DTC’s PSOP Function on the “agents subscription over PTS” procedure and instruct DTC to charge their applicable DTC account for the subscription payment for the new shares or indicating to DTC that such holder intends to pay for such rights through the delivery to the Company by the holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by the Company to such holder, or a combination thereof, and deliver such amount to the subscription agent. DTC must receive the subscription instructions and payment for the new shares by the rights expiration date. Except as described under the subsection titled “— Guaranteed Delivery Procedures,” subscriptions accepted by the subscription agent via a Notice of Guaranteed Delivery must be delivered to the subscription agent with payment before the expiration of the subscription period.

Payment Method

Payments must be made in full in U.S. currency by:

•	cashier’s or certified check drawn against a U.S. bank payable to “Continental Stock Transfer & Trust Company, as Subscription Agent” for Entertainment Gaming Asia Inc.;
•	U.S. Postal money order payable to “Continental Stock Transfer & Trust Company, as Subscription Agent” for Entertainment Gaming Asia Inc.; or
•	wire transfer of immediately available funds directly to the following escrow account maintained by Continental Stock Transfer & Trust Company, as Subscription Agent, for purposes of accepting subscriptions in this rights offering:

BANK NAME: JPMorgan Chase
ABA#: 021000021
ACCOUNT NAME: Continental Stock Transfer & Trust Company
ACCOUNT #: 475-582543
REFERENCE: [Insert shareholder (your) name]
ATTENTION: Entertainment Gaming Asia Rights Offering

Except if you follow the guaranteed delivery procedures described below, rights certificates received after 5:00 p.m., New York City time, on            , 2014, the expected expiration date of the rights offering, will not be honored, and we will return your payment to you promptly, without interest or deduction.

In order to be effective, any payment related to the exercise of a right must clear prior to the expiration of the rights offering The subscription agent will be deemed to have received cleared funds if prior to the expiration of the rights offering it shall have the received payment in full by way of:

•	cashier’s check or certified check drawn upon a U.S. bank;
•	any U.S. Postal money order; or
•	any appropriately executed wire transfer.

You should read the instruction letter accompanying the rights certificate carefully and strictly follow it. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS TO US. Except as described below under “— Guaranteed Delivery Procedures,” we will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. The risk of delivery of all documents and payments is on you or your broker, custodian bank or other nominee, not us or the subscription agent.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of rights, but, if sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment before the expiration of the subscription period.

Unless a rights certificate provides that the shares of common stock are to be delivered to the record holder of such rights or such certificate is submitted for the account of a bank or a broker, signatures on such rights certificate must be guaranteed by an “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, subject to any standards and procedures adopted by the subscription agent. Please see “— Medallion Guarantee May be Required.”

Medallion Guarantee May Be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or
•	you are an eligible institution.

Subscription Agent

The subscription agent for this rights offering is Continental Stock Transfer & Trust Company. We will pay all fees and expenses of the subscription agent related to the rights offering and have also agreed to indemnify the subscription agent from certain liabilities that it may incur in connection with the rights offering.

Information Agent

The information agent for this rights offering is Morrow & Co., LLC. We will pay all fees and expenses of the information agent related to the rights offering and have also agreed to indemnify the information agent from certain liabilities that it may incur in connection with the rights offering. The information agent can be contacted at the following telephone numbers and email address:

Stockholders May Call Toll Free:
(800) 662-5200

Banks and Brokerage Firms May Call:
(203) 658-9400

E-mail: egtinfo@morrowco.com

Delivery of Subscription Materials and Payment

If your shares are held in the name of a broker, custodian bank or other nominee, then you should send your subscription documents, rights certificate, such other documents requested by your nominee and payment of the subscription price to your broker, custodian bank or other nominee. If you are the record holder of your shares, then you should deliver your subscription rights certificate and payment of the subscription price in cash, as provided in this prospectus, or, if applicable, notice of guaranteed delivery, to the subscription agent by hand, first class mail or overnight courier at the following address:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
Attn: Corporate Actions Department
(917) 262-2378

Payments made by wire should be sent to the following escrow account:

BANK NAME: JPMorgan Chase
ABA#: 021000021
ACCOUNT NAME: Continental Stock Transfer & Trust Company
ACCOUNT #: 475-582543
REFERENCE: [Insert shareholder (your) name]
ATTENTION: Entertainment Gaming Asia Rights Offering

Your delivery other than in the manner or to the address listed above will not constitute valid delivery.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of common stock or for additional copies of this prospectus to the information agent, whose contact information is provided above.

Guaranteed Delivery Procedures

The subscription agent will grant you three business days after the expiration date to deliver the rights certificate if you follow the following instructions for providing the subscription agent notice of guaranteed delivery. On or prior to the expiration date, the subscription agent must receive payment in full in cash, as provided herein, for all shares of common stock subscribed for through the exercise of the basic subscription right and oversubscription right, together with a properly completed and duly executed notice of guaranteed delivery substantially in the form accompanying this prospectus either by mail or overnight carrier, that specifies the name of the holder of the rights and the number of shares of common stock subscribed for. If applicable, it must state separately the number of shares of common stock subscribed for through the exercise of the oversubscription right and a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States must guarantee that the properly completed and executed subscription rights certificate for all shares of common stock subscribed for will be delivered to the subscription agent within three business days after the expiration date. The subscription agent will then conditionally accept the exercise of the rights and will withhold the certificates for shares of common stock until it receives the properly completed and duly executed rights certificate within that three-business-day time period.

In the case of holders of rights that are held of record through DTC, those rights may be exercised by instructing DTC to transfer rights from that holder’s DTC account to the subscription agent’s DTC account, together with payment of the full subscription price. The notice of guaranteed delivery must be guaranteed by a commercial bank, trust company or credit union having an office, branch or agency in the United States or by a member of a Stock Transfer Association approved medallion program such as STAMP, SEMP or MSP.

Notices of guaranteed delivery and payments should be mailed or delivered to the appropriate addresses set forth under “— Delivery of Subscription Materials and Payment.”

Escrow Arrangements

The subscription agent will hold funds received in payment of the subscription price in a segregated account until the rights offering is completed or withdrawn and terminated.

Notice to Beneficial Holders

If you are a broker, dealer, custodian bank or other nominee holder that holds shares of our common stock for the account of others as of the record date, you should notify the respective beneficial owners of such shares of this rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription rights certificates and submit them to the subscription agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification” that we will provide to you with your rights offering materials. If you did not receive this form, you should contact the information agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock or will receive subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your broker, custodian bank or other nominee and request it to effect the transactions for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owners Election Form.” You should receive the “Beneficial Owners Election Form” from your broker, custodian bank or other nominee with the other rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive this form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

Subscription Price

The subscription price was determined by the special committee of our board of directors and does not necessarily bear any relationship to the book value of our assets, net worth, past operations, cash flows, losses, financial condition, or any other established criteria for valuing the Company. You should not consider the subscription price as an indication of the value of the Company or our common stock. You should not assume or expect that, after the rights offering, our common stock will trade at or above the subscription price. We also cannot assure you that the market price of our common stock will not decline during or after the rights offering. We urge you to obtain a current quote for our common stock before exercising your subscription rights.

Determination Regarding the Exercise of Your Subscription Rights

We will decide all questions concerning the timeliness, validity, form and eligibility of the exercise of your subscription rights and any such determinations by us will be final and binding. We, in our sole discretion, may waive, in any particular instance, any defect or irregularity, or permit, in any particular instance, a defect or irregularity to be corrected within such time as we may determine. We will not be required to make uniform determinations in all cases. We may reject the exercise of any of your subscription rights because of any defect or irregularity. We will not accept any exercise of subscription rights until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Neither we nor the subscription agent will be under any duty to notify you of any defect or irregularity in connection with your submission of subscription rights certificates and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of subscription rights if your exercise is not in accordance with the terms of the rights offering or in proper form. We will also not accept the exercise of your subscription rights if our issuance of shares of our common stock to you could be deemed unlawful under applicable law.

No Revocation or Change

Once you submit the form of subscription rights certificate to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price.

Non-Transferability of the Rights

The subscription rights granted to you are non-transferable and, therefore, may not be assigned, gifted, purchased, sold or otherwise transferred to anyone else. Notwithstanding the foregoing, you may transfer your rights to any affiliate (i.e. entities which control the recipient or are controlled by or under common control with the recipient) of yours and your rights also may be transferred to the estate of the recipient upon the death of such recipient. If the rights are transferred as permitted, evidence satisfactory to us that the transfer was proper must be received by us prior to the expiration date.

Rights of Subscribers

You will have no rights as a holder with respect to shares you subscribe for in the rights offering until certificates representing the shares of common stock are issued to you or your account at your broker, dealer, custodian bank or other nominee is credited with such shares. You will have no right to revoke your subscriptions after you deliver your completed subscription rights certificate, payment in cash, as provided in this prospectus, and any other required documents to the subscription agent.

Foreign Stockholders

The subscription agent will not mail this prospectus or rights certificates to you if you are a stockholder whose address is outside the United States or if you have an Army Post Office or a Fleet Post Office address. Instead, we will have the subscription agent hold the subscription rights certificates for your account. To exercise your rights, you must notify the subscription agent prior to 11:00 a.m., New York City time, at least three business days prior to the expiration date, and establish to the satisfaction of the subscription agent that it is permitted to exercise your subscription rights under applicable law. If you do not follow these procedures by such time, your rights will expire and will have no value.

No Board Recommendations

An investment in shares of our common stock must be made according to your evaluation of your own best interests and after considering all of the information herein, including the “Risk Factors” sections of this prospectus and the accompanying prospectus. Neither the special committee nor our board of directors is making any recommendation regarding whether you should exercise your subscription rights.

Shares of Common Stock Outstanding After this Rights Offering

Based on the 30,102,162 shares of our common stock currently outstanding, and the potential that we may issue as many as 27,777,673 shares pursuant to this rights offering, up to 57,879,835 shares of our common stock may be issued and outstanding following the rights offering, which represent an increase in the number of currently outstanding shares of our common stock of approximately 92%.

Fees and Expenses

Neither we nor the subscription agent will charge a brokerage commission or a fee to subscription rights holders for exercising their rights. However, if you exercise your subscription rights through a broker, dealer or nominee, you will be responsible for any fees charged by your broker, dealer or nominee.

Questions About Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this document or any document mentioned herein, you should contact the information agent at the address and telephone number set forth above under “— Information Agent.”

PLAN OF DISTRIBUTION

We are distributing the subscription rights and rights certificates to individuals who owned shares of our common stock on September 15, 2014. If you wish to exercise your subscription rights and purchase shares of our common stock, you should complete the rights certificate and return it with payment for the shares to the subscription agent, Continental Stock Transfer & Trust Company, by hand, first class mail or overnight courier at the following address:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
Attn: Corporate Actions Department
(917) 262-2378

In the event that the rights offering is not fully subscribed, holders of rights who exercise their basic subscription rights in full will have the opportunity to subscribe for unsubscribed rights pursuant to the oversubscription right. Please see “The Rights Offering.”

We have not agreed to enter into any standby or other arrangement to purchase or sell any rights or any of our securities.

We have not entered into any agreements regarding stabilization activities with respect to our securities.

If you have any questions, you should contact the information agent, Morrow & Co., LLC. We have agreed to pay the subscription agent and information agent fee, plus certain expenses, which we estimate will total approximately $20,000. We estimate that our total expenses in connection with the rights offering will be approximately $750,000.

Other than as described herein, we do not know of any existing agreements between any stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion sets forth the material United States federal income tax consequences of the rights offering to holders of our common stock only. This discussion assumes that the holders of our common stock hold such common stock as a capital asset for United States federal income tax purposes. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. The following discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations, applies only to holders that are United States persons (as defined below) and does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Code, including, without limitation, holders who are dealers in securities or foreign currency, traders in securities who elect to mark their positions to market, non-United States persons (as defined below), insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, partnerships, holders who hold our common stock as part of a hedge, straddle, conversion or other risk reduction transaction, or who acquired our common stock pursuant to the exercise of compensatory stock options or otherwise as compensation.

As used in this discussion, the term “United States person” means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of common stock (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. person.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder of our common stock that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is not intended to constitute a complete analysis with respect to any particular holder of all tax consequences relating to the receipt, exercise, disposition and expiration of the subscription rights and the ownership and disposition of our common stock with respect to that holder. The following discussion does not address the tax consequences of the rights offering or the related share issuance under estate, gift, foreign, state, or local tax laws. ACCORDINGLY, EACH HOLDER OF OUR COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE RIGHTS OFFERING AND THE RELATED SHARE ISSUANCE TO SUCH HOLDER.

The distribution of subscription rights pursuant to the rights offering will be a non-taxable transaction for United States federal income tax purposes and the remaining portion of this discussion describes the United States federal income tax consequences of such treatment. However, there can be no assurance that the Internal Revenue Service will take a similar view or would agree with the tax consequences described below. We have not sought, and will not seek, a ruling from the Internal Revenue Service regarding the United States federal income tax consequences of the rights offering or the related share issuance.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL OR TAX ADVICE TO ANY U.S. HOLDER. EACH U.S. HOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT, EXERCISE, EXPIRATION, AND DISPOSITION OF SUBSCRIPTION RIGHTS RECEIVED IN THIS RIGHTS OFFERING IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION.

It is the opinion of our counsel, Greenberg Traurig, LLP, that, based on the assumptions, qualifications and limitations set forth above, the United States federal income tax consequences to a holder of our common stock of the receipt and exercise of subscription rights under the rights offering will be as follows:

•	A holder will not recognize taxable income for United States federal income tax purposes in connection with the receipt of subscription rights in the rights offering.
•	A holder’s tax basis in its subscription rights will depend on the relative fair market value of the subscription rights received by such holder and the common stock owned by such holder at the time the subscription rights are distributed. If either (i) the fair market value of the subscription rights on the date such subscription rights are distributed is equal to at least 15% of the fair market value on such date of the common stock with respect to which the subscription rights are received or (ii) the holder elects, in its United States federal income tax return for the taxable year in which the subscription rights are received, to allocate part of its tax basis in such common stock to the subscription rights, then the holder’s tax basis in the common stock with respect to which the subscription rights are received will be allocated between the common stock and the subscription rights in proportion to their respective fair market values on the date the subscription rights are distributed. If the subscription rights received by a holder have a fair market value that is less than 15% of the fair market value of the common stock owned by such holder at the time the subscription rights are distributed, the holder’s tax basis in its subscription rights will be zero unless the holder elects to allocate part of its adjusted tax basis in the common stock owned by such holder to the subscription rights in the manner described in the previous sentence. For purposes of example only, if the fair market value of the subscription rights being distributed to a particular holder is $1,000,000 and the fair market value of Entertainment Gaming Asia’s common stock held by such holder at the time of the distribution is $17,000,000, then the fair market value of the subscription rights represents 5.88% of the fair market value of such common stock (namely, 1,000,000/17,000,000). In that case, the basis of the subscription rights received by the holder would be zero unless the holder elects to allocate part of the tax basis of the shares of common stock to the subscription rights.
•	A holder that allows the subscription rights received in the rights offering to expire will not recognize any gain or loss, and the tax basis in the common stock owned by such holder with respect to which such subscription rights were distributed will be equal to the tax basis in such common stock immediately before the receipt of the subscription rights in the rights offering.
•	A holder will not recognize any gain or loss upon the exercise of the subscription rights received in the rights offering. The tax basis in the common stock acquired through exercise of the subscription rights will equal the sum of the subscription price for the common stock and the holder’s tax basis, if any, in the rights as described above. The holding period for the common stock acquired through exercise of the subscription rights will begin on the date the subscription rights are exercised.

USE OF PROCEEDS

We expect the proceeds from the rights offering to be approximately $15 million, assuming the exercise of all subscription rights, of which there can be no assurance, prior to the deduction of our expenses incurred in connection with the offering. We are undertaking the present rights offering for purposes of funding additional casinos and gaming clubs, expanding our slot participation operations as well as for general working capital for the gaming products operations. We are currently conducting a survey and analysis of potential projects and have commenced preliminary discussions with third parties with regard to certain such gaming projects. However, as of the date of this prospectus there are no agreements, understandings or arrangements concerning our development of or participation in additional gaming projects and there is no assurance that we will be successful in securing such new projects.

Since we have not identified any such projects for your consideration, our management will have the discretion to allocate a large portion of the net proceeds of this offering towards projects you will not have had the opportunity to review and consider and to uses that you may not deem desirable.

Pending application, we intend to maintain the net proceeds in cash accounts and short-term securities.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock traded on the NYSE MKT under the symbol “EGT” through the market close on December 28, 2012. On December 31, 2012, our common stock commenced trading on the NASDAQ Capital Market. The following tables set forth the high and low closing sale prices of our common stock as reported by the relevant exchange for each quarter during the past two fiscal years (all historical share price information presented below has been proportionally adjusted to reflect the impact of our 2012 Reverse Split):

2014	Low	High
Third Quarter	$0.40	$0.84
Second Quarter	$0.63	$0.89
First Quarter	$0.84	$1.22

2013	Low	High
Fourth Quarter	$1.18	$1.61
Third Quarter	$1.18	$1.88
Second Quarter	$1.63	$2.25
First Quarter	$1.77	$2.10

2012	Low	High
Fourth Quarter	$1.91	$2.55
Third Quarter	$2.05	$2.92
Second Quarter	$1.77	$4.72
First Quarter	$0.89	$2.08

Holders of Record

As of the date of this prospectus, there were 150 record holders of our common stock.

Dividends

We have not paid any cash dividends since our inception and do not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of our business.

Equity Compensation Plan Information

We have established our 2008 Stock Incentive Plan pursuant to which we are authorized to issue up to 3,750,000 shares of our common stock to our officers, directors, employees and consultants. We previously had two other stock options plans, our Amended and Restated 1999 Stock Option Plan and our Amended and Restated 1999 Directors’ Stock Option Plan, both of which expired in January 2009. However, the options previously granted under the expired stock option plans which were outstanding as of the plans’ expiration remain outstanding. Pursuant to the aforementioned plans, as of December 31, 2013, there were options outstanding to purchase 3,291,738 shares of our common stock with a weighted average exercise price per share of $2.11 and options available for future issuance to purchase 335,338 shares of our common stock.

The following table sets forth certain information as of December 31, 2013 about our stock plans under which our equity securities are authorized for issuance.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options	(b) Weighted-Average Exercise Price of Outstanding Options	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	3,291,738	$2.11	335,338
Equity compensation plans not approved by security holders	—	—	—
Total	3,291,738	$2.11	335,338

The first column reflects outstanding stock options to purchase: (i) 936,864 shares of common stock pursuant to our Amended and Restated 1999 Stock Option Plan with a weighted average exercise price of $3.85; (ii) 22,500 shares of common stock pursuant to our Amended and Restated 1999 Directors’ Stock Option Plan with a weighted average exercise price of $6.84; and (iii) 2,332,374 shares of common stock pursuant to our 2008 Stock Incentive Plan with a weighted average exercise price of $1.37. The third column reflects 335,338 shares remaining for issuance under our 2008 Stock Incentive Plan as of December 31, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

This discussion is intended to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

General

Since September 2007, our primary business model has focused on our slot operations, consisting of our ownership and leasing of EGMs placed with venue owners on a revenue sharing basis within certain countries in Asia. Currently, our slot operations are located in Cambodia and the Philippines. We identify and secure venues for the placement of EGMs and, where warranted, casino management systems that track game performance and provide statistics on each installed EGM owned and leased by us. We contract with the venue owners or operators for the placement of the EGMs on a revenue sharing basis, and we acquire and install, at our expense, the EGMs and other gaming systems and peripherals at the relevant gaming venues.

Commencing in May 2010, we began to develop and operate regional gaming casinos and slot clubs under our own “Dreamworld” brand.

We also engage in the design, manufacture and distribution of gaming chips and plaques under our Dolphin brand and distribution of other gaming products.

Gaming Operations

As of June 30, 2014, our gaming operations, which comprised our slot participation business, were located in two countries, Cambodia and the Philippines, and totaled 1,694 EGM seats in operation in six venues. In Cambodia, we had a total of 1,126 EGM seats in operation in three venues. In the Philippines, we had a total of 568 EGM seats in operation in three venues.

In Cambodia, our gaming operations largely focus on operating a substantial portion of the gaming machine area in prime casino floor locations at NagaWorld, a premier luxury destination gaming resort and the only licensed full service casino in and around the capital city of Phnom Penh. As of the date of this prospectus, we have 670 EGM seats in operation at NagaWorld. We and NagaWorld split the net win from all the 670 EGMs and certain operating costs related to marketing and floor staff on a respective basis of 25%/75%. Net win represents the monies wagered less payouts to customers. The net win from the 670 EGMs are settled and our share is distributed daily to us. Our operations in NagaWorld are a primary contributor to our gaming operations revenue and cash flow.

Our gaming operations in Cambodia also include Thansur Bokor Highland Resort, a casino resort developed by leading Cambodian hotelier, Sokha Hotels and Resorts, in a tourist area of the Kampot Province. The resort opened in May 2012. As of the date of this prospectus, we have placed approximately 180 EGMs in this venue. We and Sokha split the net win and certain operating expenses for the placed EGMs on a respective basis of 27%/73%.

Our most recent gaming project in Cambodia is Dreamworld Club (Poipet). Unlike our other slot participation operations, we solely developed and operate this property. Dreamworld Club (Poipet) is a slot hall with approximately 300 EGM seats. It is located in the established gaming market of Poipet in the Banteay Meanchey Province of Northwestern Cambodia near the Thailand border. Dreamworld Club (Poipet) conducted its grand opening in May 2013. Dreamworld Club (Poipet) operates under a machine operation and participation agreement with a local partner that owns and operates an existing casino in Poipet. Under the terms of the agreement, the local partner allocated, at no expense to us, part of its land with an area of approximately 16,000 square feet to us to develop and construct, at our own design, budget and cost, the slot venue. We are responsible for all capital expenditures for Dreamworld Club (Poipet) and the placement of EGMs. We and the local partner split the net win from all the EGMs placed by us at Dreamworld Club (Poipet) and certain operating costs related to marketing and floor staff on a respective basis of 40%/60%.

In the Philippines, our gaming operations comprise three venues in the greater Manila area. For these three venues, our share of the net win per unit per day ranges from 15% to 35%.

We intend to selectively pursue gaming projects for both slot participation and casino and gaming club development. For slot participation, we intend to pursue additional opportunities in certain markets in Indo-China and place our EGMs in prime locations on the gaming floors of major casinos and/or hotels in our target markets. For casino development, we intend to pursue projects in Indo-China and other growing gaming markets in Asia that will enable us to expand our market presence and increase brand equity in our Dreamworld name. We will endeavor to pursue projects that are relatively larger in size and investment than our previous Dreamworld projects and in more established markets with higher levels of existing natural player traffic. There is no assurance we will be successful in establishing new projects with these characteristics or that any such projects will be successful.

Gaming Products

We engage in the design, manufacture and distribution of gaming chips and plaques and, until March 2013, we had been engaged in the design, manufacture and distribution of non-gaming plastic products, mainly automotive parts. In March 2013, we sold the portion of our business dedicated to the manufacture and sale of non-gaming plastic products. In connection with the sale of the non-gaming plastic products operations, we relocated the gaming chips and plaques operations from Melbourne, Australia to Hong Kong. Commercial operations at the new Hong Kong facilities began in May 2013.

Our customer base for Dolphin gaming chips and plaques includes major casino resorts in Macau, Philippines, Australia and New Zealand. We have been expanding our footprint in the growing casino and gaming industry in Asia. For example, in 2013, we received our first order from the Philippines. This order was for a new major integrated casino resort in Manila and, in 2014, we secured a second major order from another new integrated casino resort under development in this market.

In addition, in the second half of 2013, we expanded the gaming products division to include the distribution of third-party gaming products. We have entered into two distribution agreements, however, as of June 30, 2014, we have not recorded a material amount of revenue from these agreements.

Discontinued Operations

Dreamworld Casino (Pailin), a small regional casino we developed and operated, opened in May 2012 and closed in June 2014. Dreamworld Casino (Pailin) was located in the Pailin Province of Northwestern Cambodia next to the Thailand border. It was constructed on land leased from a local land owner and, in consideration, the land owner was entitled to receive a monthly rental fee in the amount of $5,000 and 20% of the profit before depreciation, which consisted of the total gross revenue of the casino less any payouts paid to customers, operating expenses, and gaming and non-gaming taxes on the casino’s revenue. Dreamworld Casino (Pailin) measured approximately 16,000 square feet and, as of December 31, 2013, housed 88 EGM seats and table games leased to a third-party operator.

The performance of Dreamworld Casino (Pailin) did not meet our expectations primarily due to an insufficient level of player traffic and the high costs associated with acquiring a quality player base in this market. In an effort to provide recurring revenue and reduce operating costs for these operations, in September 2013, we began to transition to a leasing model for the table games under which third-party operators would pay us a fixed monthly rental fee per table. However, due to an inability to secure a long-term third-party table game operator, along with the low level of natural player traffic and the political unrest in Thailand, we decided to cease operations of Dreamworld Casino (Pailin) effective June 1, 2014.

On June 20, 2014, we entered into an agreement to sell 100% of the issued capital shares of Dreamworld Leisure (Pailin) Limited, our wholly-owned Cambodian subsidiary established for purposes of owning and operating Dreamworld Casino (Pailin), to a local Cambodian individual, who is a relative of our partner in the operations. Pending certain government approvals, the sale is expected to close in the next few months, at which time we intend to recognize the anticipated gain on the disposal of the entity.

We had incurred operating losses at Dreamworld Casino (Pailin) since the inception of its operations. In connection with our 2013 annual valuation review of the Dreamworld Casino (Pailin) facility and gaming assets, and as required by U.S. generally accepted accounting principles, we recorded an impairment charge of approximately $2.5 million as of December 31, 2013 for Dreamworld Casino (Pailin), which represented our aggregate capital expenditure for the facilities.

On March 28, 2013, we sold a portion of our subsidiary, Dolphin Products Pty Limited, dedicated to the manufacture and sale of non-gaming plastic products, mainly automotive parts. Revenues of these non-gaming products and our gaming chips and plaques were previously consolidated under the reporting segment “Other Products.” After the sale, we renamed “Other Products” as “Gaming Products” and this segment now comprises our gaming chips and plaques operations and, beginning in October 2013, the distribution of third-party gaming products to select locations in Indo-China and the Philippines.

All related historical revenues and expenses from Dreamworld Casino (Pailin) and the non-gaming plastic products operations have been reclassified as discontinued operations.

Results of Operations

Comparison of the Six-Month Periods Ended June 30, 2014 and 2013

The following is a schedule summarizing operating results on a consolidated basis and separately by each of our two operating segments, gaming operations and gaming products, for the six-month periods ended June 30, 2014 and 2013. All historical revenues and expenses associated with Dreamworld Casino (Pailin), which ceased operations in June 2014, and our non-gaming plastic products operations, which we sold in March 2013, have been reclassified as discontinued operations.

	Six-Month Periods Ended June 30,
(amounts in thousands, except per share data)	2014	2013
	(unaudited)	(unaudited)
Total:
Revenues	$9,638	$11,021
Gross profit	2,348	3,761
Gross margin percentage	24%	34%
Adjusted EBITDA from continuing operations(1)	3,097	4,290
Operating (loss)/profit from continuing operations	(638)	263
Net (loss)/profit from continuing operations	(657)	52
Net loss	(1,052)	(2,794)
Basic and diluted loss per share from continuing operations	(0.02)	—
Weighted average common shares outstanding
Basic	30,016	29,975
Diluted	30,016	30,712
Gaming operations:
Revenues	8,303	9,432
Gross profit	3,426	4,213
Gross margin percentage	41%	45%
Gaming products:
Revenues	1,335	1,589
Gross margin loss	(1,078)	(452)
Gross margin percentage(2)	(81)%	(28)%

(1)	We define “Adjusted EBITDA” as earnings from continuing operations before interest, taxes, depreciation, amortization, stock-based compensation, and other non-cash operating income and expenses. Adjusted EBITDA is presented exclusively as a supplemental disclosure because our management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Our management uses Adjusted EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its operations with those of its competitors. We also present Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported EBITDA as a supplement to financial measures in accordance with generally accepted accounting principles in the United States, or GAAP. Adjusted EBITDA should not be considered as an alternative to operating income as an indicator of our performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, Adjusted EBITDA does not include depreciation or interest expense and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using Adjusted EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA. Our calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

A reconciliation of Adjusted EBITDA from continuing operations to the net loss from continuing operations is provided below.

	Six-Month Periods Ended June 30,
(amounts in thousands, except per share data)	2014	2013
	(unaudited)	(unaudited)
Net (loss)/profit from continuing operations	$(657)	$52
Interest expense and finance fees	2	5
Interest income	—	(4)
Income tax expenses	30	48
Depreciation and amortization	3,570	3,744
Stock-based compensation expenses	141	445
Impairment of assets	19	—
Gain on dispositions	(8)	—
Adjusted EBITDA from continuing operations	$3,097	$4,290

Total revenues decreased approximately $1.4 million to $9.6 million for the six-month period ended June 30, 2014 compared to approximately $11.0 million in the same period of the prior year due to decreases in both business divisions. Revenue from gaming operations decreased primarily as a result of lower average daily net win per unit from NagaWorld and the Philippines, as described in greater detail below. Revenue from the gaming products division decreased as a result of lower sales of gaming chips and plaques to existing customers compared to the prior year period.

Gross profit decreased approximately $1.4 million to $2.4 million for the six-month period ended June 30, 2014 compared to approximately $3.8 million in the same period of the prior year. The decrease was a result of lower gaming operations revenue from NagaWorld and a higher gross margin loss for the gaming products division due to lower production volumes, certain production inefficiencies and under-absorption of fixed costs compared to the prior year period. This was partially offset by higher gross profit for the Philippines primarily due to lower depreciation expense as a result of the increase in fully depreciated gaming assets for the six-month period ended June 30, 2014.

Operating loss from continuing operations increased approximately $901,000 to a loss of $638,000 for the six-month period ended June 30, 2014 compared to operating income from continuing operations of approximately $263,000 in the same period of the prior year. The increase in operating loss from continuing operations was primarily a result of the lower gross profit partially offset by lower operating expenses primarily due to the reversal of a previously accrued one-time other tax liability of approximately $448,000 related to the Philippines operations and lower stock-based compensation expense.

Net loss from continuing operations increased approximately $709,000 to a loss of $657,000 for the six-month period ended June 30, 2014 compared to net income from continuing operations of approximately $52,000 in the same period of the prior year. The increase in net loss from continuing operations was primarily a result of the higher operating loss partially offset by a positive foreign currency differential of approximately $173,000 due to the decrease in the value of U.S. dollar denominated payables for the Philippines operations as a result of favorable changes in the peso to dollar exchange rate. Net loss decreased approximately $1.7 million to $1.1 million for the six-month period ended June 30, 2014 compared to a net loss of approximately $2.8 million in the same period of the prior year. The net loss for the six-month period ended June 30, 2014 included a net loss from discontinued operations of approximately $395,000 compared to a net loss from discontinued operations of approximately $2.8 million in the prior year period.

Gaming Operations.  Revenues from gaming operations consisted of our slot participation operations.

	Six-Month Periods Ended June 30,
(amounts in thousands, except per unit data)	2014	2013
	(unaudited)	(unaudited)
Net revenue to the Company
Cambodia operations	$6,280	$7,218
Philippines operations	1,515	1,740
Service revenue(1)	508	474
Consolidated total	$8,303	$9,432
Average daily net win per unit
Cambodia operations	$124	$172
Philippines operations	$73	$80
Consolidated total	$107	$137

	June 30,
	2014	2013
	unaudited	unaudited
EGM seats in operation
Cambodia operations	1,126	1,062
Philippines operations	568	570
Consolidated total	1,694	1,632

(1)	Service revenue represents reimbursements of certain expenses, which for accounting purposes, are included in the revenue and grossed up in the cost of gaming operations.

Revenue from gaming operations decreased approximately $1.1 million to $8.3 million for the six-month period ended June 30, 2014 compared to approximately $9.4 milion for the same period in the prior year. The decrease was primarily due to lower revenue from NagaWorld and the Philippines partially offset by incremental revenue from Dreamworld Club (Poipet).

Gaming operations revenue for the six-month periods ended June 30, 2014 and 2013 included approximately $508,000 and $474,000, respectively, in service revenue related to the reimbursement of net shared costs from casino operators.

Consolidated average daily net win per machine decreased $30 to $107 for the six-month period ended June 30, 2014 compared to $137 in the prior year period due to declines from both the Cambodia and Philippines operations.

Revenue from Cambodia decreased approximately $938,000 to $6.3 million for the six-month period ended June 30, 2014 compared to approximately $7.2 million in the prior year period primarily as a result of a decrease in average daily net win per unit from NagaWorld. This was partially offset by incremental revenue from Dreamworld Club (Poipet) and an improvement in average daily net win per unit from Thansur Bokor.

NagaWorld contributed approximately $5.5 million in revenue for the six-month period ended June 30, 2014, a decrease of approximately $1.3 million compared to $6.8 million in the prior year period. The decrease was primarily due to lower player traffic as a result of political and labor strikes in Phnom Penh in early 2014 and higher jackpot payouts during the six-month period ended June 30, 2014.

Cambodia average daily net win per unit decreased $48 to $124 for the six-month period ended June 30, 2014 compared to $172 for the prior year period. The decline was primarily due to lower average daily net win per unit in Nagaworld for the six-month period ended June 30, 2014 and the inclusion of Dreamworld Club (Poipet), which has lower average daily net win per unit, in the calculation for the full six-month period ended June 30, 2014.

Revenue from the Philippines decreased approximately $225,000 to $1.5 million for the six-month period ended June 30, 2014 compared to approximately $1.7 million in the prior year period. Philippines average daily net win per unit decreased $7 to $73 for the six-month period ended June 30, 2014 compared to $80 in the prior year period. The decreases in revenue and average daily net win per unit were primarily due to lower player traffic resulting from increased competition from a new integrated casino resort in Manila as well as renovation and outside construction activity, which limited player traffic for one of our venues in the six-month period ended June 30, 2014.

Gross profit from gaming operations decreased approximately $787,000 to $3.4 million for the six-month period ended June 30, 2014 compared to approximately $4.2 million in the prior year period primarily due to lower revenue. This was partially offset by higher gross profit for the Philippines operations due to lower depreciation expense as a result of the increase in fully depreciated gaming assets in the six-month period ended June 30, 2014. Cost of gaming operations for the six-month period ended June 30, 2014 included approximately $1.8 million in depreciation of gaming property and equipment, $1.2 million of amortization of casino contracts, $126,000 of amortization of other gaming related intangibles and $1.7 million of other operating costs. Cost of gaming operations for the six-month period ended June 30, 2013 included approximately $2.2 million of depreciation of gaming property and equipment, $1.2 million of amortization of casino contracts, $126,000 of amortization of other gaming related intangibles and $1.7 million of other operating costs.

As of June 30, 2014, we had a total of 1,927 EGM seats of which 233 were held in inventory and 1,694 were in operation. Of the 1,694 EGM seats in operation, 1,126 were in three venues in Cambodia and 568 were in three venues in the Philippines.

	June 30, 2014		December 31, 2013
(amounts in thousands, except per unit data)	Units	Carrying Value	Units	Carrying Value
	(unaudited)	(unaudited)
EGMs and systems used in operations(1)	1,694	$6,581	1,730	$7,862
EGMs and systems held for future use	233	291	204	309
Total EGMs and systems	1,927	$6,872	1,934	$8,171

(1)	EGMs and systems used in operations as of June 30, 2014 and December 31, 2013 included 12 EGM seats, which were in operation on a trial basis subject to achieving certain performance objectives prior to acceptance and, therefore, their carrying values were not included.

As part of our ongoing efforts to improve the returns on gaming operations, we seek to refine the existing operating machine base to focus on those venues with the greatest potential and selectively add new venues. In March 2013, we opened Dreamworld Club (Poipet) in Cambodia with approximately 300 EGM seats.

Gaming Products.  Gaming products revenue decreased approximately $254,000 to $1.3 million for the six-month period ended June 30, 2014 compared to approximately $1.6 million in the same period of the prior year mainly as a result of lower reorders from existing customers in the six-month period ended June 30, 2014.

Gross margin loss on gaming products increased approximately $626,000 to approximately $1.1 million for the six-month period ended June 30, 2014 compared to approximately $452,000 in the same period of the prior year. The increase in gross margin loss was mainly due to the lower production volumes and production inefficiencies due to delays in installation of certain new automation equipment.

During the six-month period ended June 30, 2014, we began production of two large gaming chip and plaque orders received earlier in the year. These orders are anticipated to be delivered in the second half of 2014.

Operating Expenses.  The schedule of expenses on a consolidated basis consisted of the following:

	Six-Month Periods Ended June 30,
(amounts in thousands)	2014	2013
	(unaudited)	(unaudited)
Selling, general and administrative	$2,579	$2,823
Stock-based compensation expense	141	445
Gain on dispositions	(8)	—
Impairment of assets	19	—
Product development expenses	156	155
Depreciation and amortization	99	75
	$2,986	$3,498

Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased approximately $244,000 to $2.6 million for the six-month period ended June 30, 2014 compared to $2.8 million in the same period of the prior year period. In addition to a start-up cost of approximately $89,000 related to the soft opening of Dreamworld Club (Poipet) in the six-month period ended June 30, 2013, travel and entertainment, rent, utilities and other office expenses decreased approximately $137,000 primarily due to fewer gaming projects and various cost reduction initiatives. Other expenses decreased $452,000 primarily as a result of a reversal in the three-month period ended June 30, 2014 of a previously accrued one-time other tax liability related to the Philippines operations. The decreases were also a result of approximately $109,000 in gaming products sales commission in the three-month period ended June 30, 2013 as the distribution agreement was terminated in mid-2013 with the replacement of in-house sales resources. The decreases were partially offset by an increase of approximately $305,000 in salaries and wages, advertising and investor relations primarily due to increased sales and marketing activities in relation to the expansion of the gaming products operations. Legal, consulting and accounting expenses increased approximately $194,000 mainly as a result of higher fees for new and completed projects. Freight, printing and office expenses increased approximately $44,000 primarily due to the increased scale of the gaming products operations.

Stock-Based Compensation Expense.  Stock-based compensation expense decreased approximately $304,000 to $141,000 for the six-month period ended June 30, 2014 compared to $445,000 in the prior year period primarily due to fewer new option grants issued and a decrease in average stock prices during the six-month period ended June 30, 2014 compared to the prior year period.

Gain on Disposition of Assets.  Gain on disposition of assets was approximately $8,000 for the six-month period ended June 30, 2014 primarily related to the sale of non-performing EGMs and systems. There were no dispositions of assets for the six-month period ended June 30, 2013.

Impairment of Assets.  Impairment charges of approximately $19,000 were recognized for long-lived assets for the six-month period ended June 30, 2014. There were no impairment charges for the six-month period ended June 30, 2013.

Product Development Expenses.  Product development expenses increased approximately $1,000 to $156,000 for the six-month period ended June 30, 2014 compared to approximately $155,000 in the prior year period as there were no significant changes in production development efforts.

Depreciation and Amortization Expenses.  Total depreciation and amortization expenses increased by approximately $24,000 to $99,000 for the six-month period ended June 30, 2014 compared to approximately $75,000 in the same period of the prior year primarily as a result of an increase in fixed assets for the new gaming products manufacturing plant and operations in Hong Kong.

Other Income/(Expenses).  Other income was approximately $11,000 for the six-month period ended June 30, 2014 compared to expenses of approximately $163,000 in the prior year period. The increase in other income was primarily due to changes in foreign currencies. Foreign currency gains were approximately $1,000 for the six-month period ended June 30, 2014 compared to losses of approximately $172,000 for the same period in the prior year. The favorable differential was primarily due to the decrease in the value of U.S. dollar denominated payables for the Philippines operations, where the functional currency is the Philippine peso compared to an increase in the value of U.S. denominated payables in the same period in the prior year. In addition, in the three-month period ended June 30, 2014, the U.S. dollar had a comparatively lower appreciation relative to the Australian dollar resulting in lower depreciation of receivables, which were denominated in Australian dollars, related to the Dolphin Australia assets that were sold in March 2013.

Income Tax Provisions.  Effective tax rates for the six-month periods ended June 30, 2014 and 2013 were approximately (4.7)% and 48.2%, respectively. We continue to review the treatment of tax losses and future income generated by our foreign subsidiaries to minimize taxation costs.

Comparison of Years Ended December 31, 2013 and 2012

The following table summarizes our operating results on a consolidated basis and separately by each of the two operating segments, namely, gaming operations and gaming products for the years ended December 31, 2013 and 2012. All historical revenues and expenses associated with Dreamworld Casino (Pailin), which closed in June 2014, and our non-gaming plastic products operations, which we sold in March 2013, have been reclassified as discontinued operations.

	Years Ended December 31,
(amounts in thousands, except per share data)	2013	2012
Total:
Revenues	$21,555	$25,451
Gross profit	$7,100	$10,703
Gross margin percentage	33%	42%
Adjusted EBITDA from continuing operations	$7,127	$11,594
Operating (loss)/income from continuing operations	$(983)	$2,491
Net (loss)/income from continuing operations	$(1,376)	$2,828
Net (loss)/income	$(7,330)	$1,766
Basic and diluted (loss)/earnings per share from continuing operations	$(0.04)	$0.09
Weighted average common shares outstanding
Basic	30,024	29,922
Diluted	30,024	30,807
Gaming operations
Revenues	$18,131	$18,997
Gross profit	$7,871	$9,436
Gross margin percentage	43%	50%
Gaming products
Revenues	$3,424	$6,454
Gross (loss)/profit	$(771)	$1,267
Gross margin percentage	(23)%	20%

A reconciliation of Adjusted EBITDA to the net (loss)/income from continuing operations for the years ended December 31, 2013 and 2012 is provided below.

	Years Ended December 31,
(amounts in thousands)	2013	2012
Net (loss)/income from continuing operations	$(1,376)	$2,828
Interest expense and finance fees	7	108
Interest income	(4)	(43)
Income tax expense/(benefit)	141	(81)
Depreciation and amortization	7,407	7,647
Stock-based compensation expense	789	840
Impairment of assets	75	339
Loss/(gain) on dispositions of assets	88	(44)
Adjusted EBITDA from continuing operations	$7,127	$11,594

Total revenue decreased approximately $3.9 million to approximately $21.6 million for the year ended December 31, 2013 compared to approximately $25.5 million in the prior year primarily due to decreases in both gaming products and gaming operations revenue. Revenue from gaming operations decreased primarily as a result of lower average daily net win per unit from NagaWorld and lower revenue from the Philippines, as described in greater detail below, partially offset by incremental revenue from Dreamworld Club (Poipet), which had its grand opening in May 2013. Revenue from gaming products decreased compared to the prior year due to lower production volumes for the year ended December 31, 2013. This was primarily a result of the shortened production period due to time spent on the relocation of the manufacturing facilities from Australia to Hong Kong, which commenced in March 2013 and was completed in May 2013. In addition, gaming products revenue for the year ended December 31, 2013 was comprised solely of reorders from existing customers compared to the prior year, which benefited from two large one-time orders totaling approximately $3.5 million for a new casino opening and the rebranding of an existing casino customer.

Gross profit decreased approximately $3.6 million to $7.1 million for the year ended December 31, 2013 compared to approximately $10.7 million in the prior year due to a decline in gross margin for the gaming operations and a gross margin loss for the gaming products business compared to a gross profit in the prior year. Gaming operations gross profit declined due to lower revenue from NagaWorld and pre-operating costs for Dreamworld Club (Poipet) partially offset by higher gross profit for the Philippines due to lower depreciation expense as a result of the increase in fully depreciated gaming assets during the year ended December 31, 2013. Gaming products incurred a gross margin loss as a result of lower production volumes, one-off start-up costs of approximately $300,000 related to the plant relocation and higher production inefficiencies due to certain machine and tooling issues during the initial ramp up of the new facility.

Operating loss from continuing operations increased approximately $3.5 million to a loss of $983,000 for the year ended December 31, 2013 compared to operating income from continuing operations of approximately $2.5 million in the prior year. The increase in operating loss from continuing operations was primarily a result of lower gross profit, as explained above, partially offset by lower operating expenses in the year ended December 31, 2013 and higher impairment expense due to the write-down of non-redeployable EGMs related to the termination of slot participation contracts for under-performing venues in the year ended December 31, 2012. Net loss from continuing operations increased approximately $4.2 million to a loss of $1.4 million for the year ended December 31, 2013 compared to net income from continuing operations of approximately $2.8 million in the prior year. The increase in net loss from continuing operations was primarily a result of the operating loss as explained above, foreign currency losses of approximately $257,000 compared to gains of approximately $295,000 in the prior year and tax expenses as compared to tax benefits in the prior year.

Net loss increased approximately $9.1 million to a loss of $7.3 million for the year ended December 31, 2013 compared to net income of approximately $1.8 million in the prior year. The net loss for the year ended December 31, 2013 included a net loss from discontinued operations of approximately $6.0 million compared to net income from discontinued operations of approximately $1.1 million in the prior year.

Gaming Operations.  Revenues from gaming operations consisted of slot participation operations.

	Years Ended December 31,
(amounts in thousands, except per unit data)	2013	2012
Net revenue to the Company
Cambodia operations	$13,889	$14,665
Philippines operations	3,307	3,915
Service revenue(1)	935	417
Consolidated total	$18,131	$18,997
Average net win per unit per day
Cambodia operations	$144	$203
Philippines operations	$77	$75
Consolidated total	$121	$145

	December 31,
	2013	2012
EGM seats in operation
Cambodia operations	1,109	824
Philippines operations	563	581
Consolidated total	1,672	1,405

(1)	Service revenue represents reimbursements of certain expenses, which for accounting purposes, are included in the revenue and grossed up in the cost of gaming operations.

Revenue from gaming operations decreased approximately $866,000 to approximately $18.1 million for the year ended December 31, 2013 compared to revenue of approximately $19.0 million in the prior year. The decrease was primarily a result of lower slot revenue from NagaWorld and the Philippines operations partially offset by incremental revenue from Dreamworld Club (Poipet) and higher service revenue in the year ended December 31, 2013.

Gaming operations revenue for the years ended December 31, 2013 and 2012 included approximately $935,000 and $417,000, respectively, in service revenue related to the reimbursement of net shared costs from casino operators.

Revenue from Cambodia decreased approximately $776,000 to $13.9 million for the year ended December 31, 2013 compared to $14.7 million in the prior year primarily as a result of a decrease in average daily net win per unit from NagaWorld partially offset by incremental revenue from Dreamworld Club (Poipet) and improvement in average daily net win per unit from Thansur Bokor.

Gaming operations in NagaWorld contributed $13.0 million in revenue for the year ended December 31, 2013 compared to $14.1 million in the prior year. The decrease was primarily due to lower player traffic as a result of an observed, week-long official mourning period for the deceased former King of Cambodia and a several-day strike by NagaWorld workers, both of which occurred in February 2013, and protests in Phnom Penh related to the national elections held in July 2013 and labor unrest, which occurred in the second half of 2013.

Average daily net win per unit for Cambodia decreased $59 to $144 for the year ended December 31, 2013 compared to $203 for the prior year. The decline was primarily due to the addition of EGMs in Dreamworld Club (Poipet) in May 2013 and Thansur Bokor in May 2012 in the calculation as these venues have relatively lower average daily net win per unit as well as a decline in NagaWorld average daily net win per unit for the year ended December 31, 2013.

Revenue from the Philippines decreased approximately $608,000 to $3.3 million for the year ended December 31, 2013 compared to approximately $3.9 million in the prior year primarily as a result of higher jackpot payouts and increased competition due to the opening of a new casino resort in Manila in early 2013.

Average daily net win per unit for the Philippines increased $2 to $77 for the year ended December 31, 2013 compared to $75 in the prior year due to the lower installed machine base. During the year ended December 31, 2012, we closed two underperforming venues in the Philippines, which resulted in a reduced base of under-performing EGMs. Due to the increasing competition for our venues in this market, we are focused on enhancing returns on assets in the Philippines through targeted marketing programs and strategic management of the machine mix.

Gross profit from gaming operations decreased approximately $1.6 million to $7.9 million for the year ended December 31, 2013 compared to approximately $9.4 million in the prior year primarily due to lower average daily net win per unit from NagaWorld and pre-operating costs for Dreamworld Club (Poipet). This was partially offset by higher gross profit for the Philippines due to lower depreciation expense as a result of the increase in fully depreciated gaming assets in the year ended December 31, 2013. Cost of gaming operations for the year ended December 31, 2013 included approximately $4.2 million of depreciation of gaming and property equipment, $2.5 million of amortization of casino contracts, $252,000 of amortization of other gaming related intangibles and $3.4 million of other operating costs. Cost of gaming operations for the year ended December 31, 2012 included approximately $4.6 million of depreciation of gaming and property equipment, $2.5 million of amortization of casino contracts, $252,000 of amortization of other gaming related intangibles and $1.8 million of other operating costs.

As of December 31, 2013, we had a total of 1,964 EGM seats of which 204 EGM seats were held in inventory and 1,760 EGM seats were in operation. Of the 1,760 EGM seats in operation, 1,197 EGM seats were in four venues in Cambodia (including 88 EGM seats at Dreamworld Casino (Pailin), which ceased operations in June 2014) and 563 EGM seats were in three venues in the Philippines.

	December 31,
	2013		2012
(amounts in thousands, except machine units)	Units	Carrying Value	Units	Carrying Value
EGMs and systems used in operations(1)	1,730	$7,862	1,457	$5,377
EGMs and systems held for future use	204	309	455	4,347
Total EGMs and systems	1,934	$8,171	1,912	$9,724

(1)	EGMs and systems used in operations as of December 31, 2013 and 2012 included 12 EGM seats, which were in operation on a trial basis subject to achieving certain performance objectives prior to acceptance and, as a result, their carrying values were not included.

During the year ended December 31, 2013, we added 30 EGM seats on a participation basis in Dreamworld Casino (Pailin) and opened Dreamworld Club (Poipet) in Cambodia with approximately 300 EGM seats. During the year ended December 31, 2012, we added approximately 200 EGM seats at Thansur Bokor in Cambodia and terminated three contracts, one in Cambodia and two in the Philippines, with a combined total of 273 EGMs seats as these venues were not performing up to expectations.

Gaming Products.  Gaming products revenue decreased approximately $3.1 million to $3.4 million for the year ended December 31, 2013 compared to approximately $6.5 million in the prior year primarily as a result of lower production volumes during the year ended December 31, 2013. This was primarily a result of a shortened production period due to time spent on the relocation of the manufacturing facilities from Australia to Hong Kong, which commenced in March 2013 and was completed in May 2013. The decline was also a result of revenue from gaming products for the year ended December 31, 2013 consisting solely of typical reorders from existing customers compared to the prior year, which benefited from two significantly large orders totaling approximately $3.5 million related an initial order for a new casino opening in the Philippines and a rebranding order for an existing customer’s casino in Australia.

Gross margin loss on gaming products increased approximately $2.0 million to a loss of $771,000 for the year ended December 31, 2013 compared to gross profit of approximately $1.3 million in the prior year. The increase in gross margin loss was mainly due to lower production volumes, one-off start-up costs and production inefficiencies related to the plant relocation and ramp up of the new facility.

Operating Expenses.  The following is a schedule showing expenses on a consolidated basis:

	Years Ended December 31,
(amounts in thousands)	2013	2012
Selling, general and administrative	$6,696	$6,467
Stock-based compensation expenses	789	840
Product development expenses	261	395
Loss/(gain) on dispositions	88	(44)
Depreciation and amortization	174	215
Impairment of assets	75	339
Total	$8,083	$8,212

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased approximately $229,000 to $6.7 million for the year ended December 31, 2013 compared to approximately $6.5 million in the prior year. For the year ended December 31, 2013, salaries and wages, insurance and rent increased approximately $311,000 primarily due to the increased scale of operations and headcount for both the gaming operations and gaming products divisions. Other expenses increased approximately $667,000 primarily as a result of a $482,000 one-time accrued tax liability related to the Philippines operations. The increases were partially offset by decreases in consulting, accounting, advertising, travel and entertainment expenses, which decreased approximately $237,000 mainly as a result of lower fees for new and completed projects and less traveling for new gaming projects. Legal, investor relations, utilities, printing and other expenses decreased approximately $288,000 primarily due to fewer gaming projects and various cost reduction initiatives. Sales commissions decreased approximately $297,000 primarily due to lower gaming products sales.

Stock-Based Compensation Expense.  Stock-based compensation expense decreased approximately $51,000 to $789,000 for the year ended December 31, 2013 compared to approximately $840,000 in the prior year primarily due to a decrease in fair value of the stock price during the year ended December 31, 2013.

Product Development Expenses.  Product development expenses decreased approximately $134,000 to $261,000 for the year ended December 31, 2013 compared to approximately $395,000 in the prior year primarily as a result of decreased activities for new product development due to time spent on the relocation of the gaming products manufacturing plant during the year ended December 31, 2013 and increased activities related to our plaques during the year ended December 31, 2012.

Loss/Gain on Dispositions of Assets.  Loss on disposition of assets was approximately $88,000 for the year ended December 31, 2013 due to the disposal of obsolete plant and machinery. Gain on disposition of assets was approximately $44,000 for the year ended December 31, 2012 due to the disposal of non-performing EGMs and systems.

Depreciation and Amortization Expenses.  Depreciation and amortization expenses decreased approximately $41,000 to $174,000 for the year ended December 31, 2013 compared to approximately $215,000 in the prior year primarily as a result of an increase in fully depreciated fixed assets for the gaming operations.

Impairment of Long-Lived Assets.  For the year ended December 31, 2013, we recorded an impairment charge of approximately $75,000 primarily related to the write-down of non-performing and non-redeployable EGMs. For the year ended December 31, 2012, we recorded an impairment charge of approximately $339,000 primarily related of the impairment of non-redeployable EGMs related to the termination of certain slot participation contracts during the year as the venues were not performing up to expectations.

Other Income/(Expenses).  Other expenses were approximately $252,000 for the year ended December 31, 2013 compared to income of approximately $256,000 in the prior year. The increase in expenses was primarily driven by foreign currency losses compared to gains in the prior year period. The negative differential in foreign exchange of approximately $552,000 was due to the strengthening of the U.S. dollar compared to foreign currencies in the markets in which we operate. The increase in expenses was partially offset by a reduction in interest expense and finance fees in the aggregate amount of approximately $101,000 for the year ended December 31, 2013 compared to the prior year.

Income Tax Provision.  Effective tax rates were approximately 11.4% and 2.9% for the years ended December 31, 2013 and 2012, respectively.

The fixed obligation tax arrangement for Cambodia is subject to annual renewal and negotiation and was renewed for both EGT Cambodia and Dreamworld Casino (Pailin) for 2014. The fixed tax expenses are included in selling, general and administrative expenses for EGT Cambodia and in discontinued operations for Dreamworld Casino (Pailin).

Financial Condition

As of June 30, 2014, we had total cash and cash equivalents of approximately $4.7 million and working capital of approximately $5.8 million. Our cash and working capital during the six-month period ended June 30, 2014 was positively impacted by the cash received from gaming operations but was negatively impacted by the expansion of the gaming products production facilities and purchases of EGMs for gaming operations in the amount of $2.4 million.

As part of our growth strategy for gaming operations, we expect to purchase EGMs to supplement existing inventory and source future targeted deployment plans. As part of our growth strategy for gaming products, we intend to incur costs related to increasing capacity and enhancing production efficiencies for these operations. We also continue to pursue other new gaming projects including casinos and gaming clubs, both under our “Dreamworld” brand and on a participation basis with venue owners, however, there is no guarantee we will be successful in securing any of these new projects.

We presently expect that our capital expenditures for the remainder of 2014 will be approximately $1.0 to $1.5 million. This includes approximately $600,000 to $800,000 for EGMs and systems purchases, upgrades and general maintenance for gaming operations and approximately $400,000 to $700,000 for equipment purchases and general maintenance and working capital for the gaming products facility. We anticipate our available working capital, along with cash expected to be generated from operations, will allow us to meet our capital expenditure needs through 2014.

As noted above, however, we continue to pursue additional gaming projects. While there is no guarantee we will be successful in securing new projects, if we were to secure new projects our capital expenditures through 2014 would increase beyond the $1.0 to $1.5 million currently contemplated. At this time, we are unable to predict the amount of additional capital expenditures that could be required in 2014 for such potential projects. However, we have undertaken this proposed rights offering for purposes of raising additional capital sufficient to finance one or more additional casino and gaming projects. Where possible, we intend to fund our casino and gaming projects from our cash flow from operations and cash on hand. Further, we will seek to structure the development of these projects in phases to better control and pace the related capital expenditures. We will also endeavor to obtain any additional required capital from various financing sources including commercial debt financing and the sale of our debt or equity securities. However, there are no commitments or arrangements in place as of the date of this prospectus for receipt of additional capital and there are no assurances we will be able to acquire additional capital if, and when, needed on commercially reasonable terms or at all.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financing arrangements.

OUR BUSINESS

General

Since September 2007, our primary business model has focused on our slot operations, consisting of the ownership and leasing of EGMs placed with venue owners on a revenue sharing basis within certain countries in Asia. Currently, our slot operations are located in Cambodia and the Philippines. We identify and secure venues for the placement of EGMs and, where warranted, casino management systems that track game performance and provide statistics on each installed EGM owned and leased by us. We contract with the venue owners or operators for the placement of the EGMs on a revenue sharing basis, and we acquire and install, at our expense, the EGMs and other gaming systems and peripherals at the relevant gaming venues.

Commencing in May 2010, we began to develop and operate regional gaming casinos and slot halls under our own “Dreamworld” brand.

We also engage in the design, manufacture and distribution of gaming chips and plaques under our Dolphin brand and distribution of other gaming products.

Our Markets

Cambodia

We believe that Cambodia provides us with opportunities to pursue additional slot participation and casino development projects as well as potential customers for our gaming products.

Economy.  The Cambodian economy continues to demonstrate strength as the rest of the global economy improves. Cambodia’s GDP grew by 7.4% in 2013 with inflation measured at 4.7% over the same period (World Bank, The East Asia and Pacific Update, April 2014). Some specific drivers of Cambodian economic growth were the garment industry and tourism as well as continued inflows of foreign direct investment. China is the biggest investor in Cambodia, with cumulative investment in the country totaling $9.6 billion from 1994 to 2013 (Source: Council for the Development of Cambodia).

International tourist arrivals continue to experience solid growth, reaching 4.2 million visitors in 2013, up 17.5% compared to 2012. The top three countries where visitors originated were Vietnam, China and Korea, which collectively accounted for 41% of total tourist arrivals, up 16% in 2013 over the prior year. Visitors from China increased by 39% in 2013 to 463,123 visitors over the prior year (Source: Ministry of Tourism, Cambodia, Tourism Statistics Report, 2013).

The future outlook for Cambodia’s economy remains favorable. For 2014, the IMF projects Cambodia’s GDP growth at 7.2% and inflation at 3.0% (Source: World Economic Outlook Database, April 2014) and the World Bank projects foreign direct investment inflows of $1.2 billion. Tourism is expected to remain one of the key drivers of Cambodia’s economic growth and, in June 2013, the Cambodian Ministry of Tourism revised upward its forecast for international tourist arrivals by 2020 from 7.0 million to 7.5 million. Cambodia has a large catchment area with a conservative estimate of more than 300 million people within a four-hour flight radius from Phnom Penh and accessibility to the market is improving. The number of direct weekly flights to Cambodia continues to increase and expansion efforts are underway to double the capacity of each the Phnom Penh and Siem Reap International Airports from 2.5 million to 5.0 million passengers per year by 2015 and 2016, respectively.

Gaming Market.  We believe that Cambodia’s gaming market is fragmented with one large operator and many smaller players. NagaWorld, a casino owned and operated by NagaCorp (3918.HK), has the only gaming license within a 200 km radius of Phnom Penh (except the Cambodia-Vietnam border area, Bokor, Kirirom Mountains and Sihanoukville). Their license is valid for 70 years from January 1995 and is exclusive within the designated area until 2035. As of December 31, 2013, NagaWorld featured approximately 700 hotel rooms, 172 gaming tables, 1,543 slot machines and conference facilities. Naga2, which is currently under construction and is expected to open in late 2016, is anticipated to add approximately 1,000 hotel rooms, up to 300 gaming tables, 500 slot machines, retail space and more conference facilities to the Phnom Penh market (Souce: NagaCorp 2013 Annual Report).

In addition to NagaWorld, Cambodia has more than 20 small casinos around the country outside of NagaCorp’s monopoly zone, which combined generate around as much gross gaming revenue as NagaWorld

(Source: Citi Research, Head-to-Head: Frontier Gaming, March 12, 2014). These venues are primarily located near the Thai and Vietnamese borders, which provide feeder markets for these casinos given their close proximity and restrictive gaming regulations in their own countries.

The above-mentioned Citi report projects Cambodia’s gross gaming revenue to expand 14% to $723 million in 2014 and 10% to $792 million in 2015. The opening of Naga2 by late 2016 would increase Cambodia’s gross gaming revenue to an estimated $1.1 billion in 2017. It forecasts that the Cambodia gaming market will gradually grow to $1.3 billion by 2020, representing a six-year compound annual growth rate of 10%.

Philippines

We believe that the Philippines provide us with opportunities to increase sales and expand our customer base for our gaming products as well as to pursue additional slot participation projects.

Economy.  In 2013, the Philippines was ranked the 40th largest economy (nominal GDP, IMF, World Economic Outlook, April 2014) and the 13th most populous country in the world (The World Factbook 2013 – 14. Washington, D.C.: Central Intelligence Agency, 2013). GDP rose 7.2% in 2013 and 6.8% in 2012 (Source: Philippine Statistics Authority), the fastest two-year pace since 1954 – 55, according to Bloomberg. The Philippines is likely to sustain high growth in the medium-term. The IMF forecasts GDP growth at approximately 6.5% for both 2014 and 2015 (World Economic Outlook Database, April 2014). The World Bank predicts that domestic consumption, which comprises over 70% of GDP, will remain the key driver of overall growth, supported by sustained growth of remittances and business process outsourcing revenues, a positive consumer outlook and strong growth of tourism. Government spending and private investment are projected to provide the remaining sources of growth (The World Bank, Philippine Economic Update, March 2014).

The government is also focused on increasing tourism in the country. It is making strides to improve transportation infrastructure by investing in roadways and airports, expanding their airports service capacities and increasing the number of flights from source markets into major tourist areas within the Philippines. International tourist arrivals to the Philippines for 2013 increased 9.6% to 4.7 million visitors. Koreans remained the biggest source market with a 24.9% share in the total inbound visitors, up 13% during 2013 over the prior year, followed by the United States with a 14.4% share and Japan with a 9.3% share. (Source: Department of Tourism, Philippines).

Gaming Market.  The Philippines is an established and growing gaming market with an estimated 35 casinos and numerous slot clubs throughout the country. PAGCOR is the monopoly operator (with the exception of the Cagayan SEZ, which issues its own licenses and where casinos are only open to foreigners) with 22 casinos and 23 slot clubs. It is responsible for conducting and establishing gaming pools and casinos and regulates all casinos.

With the goal to increase tourism, generate jobs and increase earnings for the national government, the Philippines is developing Entertainment City, a government sponsored initiative to develop a Las Vegas-like gaming and entertainment area within the Philippines. The project site is located on approximately 300 acres of reclaimed land in the Manila Bay area of Paranaque City. In 2008, Belle Corp, Bloomberry Resorts, Universal Entertainment (also known as Tiger Resorts or Aruze), and Travellers International Hotel Group (a joint venture between Genting Hong Kong and Alliance Global Group) each received gaming licenses from PAGCOR. Bloomberry opened Solaire, the first casino in Entertainment City, in March 2013. Belle Corp with its partner Melco Crown Philippines is expected to open City of Dreams Manila in the second half of 2014, with Bayshore likely to open in 2017 and with Tiger Resorts likely to open in 2018.

Philippines gross gaming revenue was $2.2 billion for 2013. While this was down from prior estimates of $2.5 billion, primarily due to lower-than-expected tourist arrivals from mainland China and Hong Kong largely as a result of a territorial conflict pertaining to the sovereignty of islands in the South China Sea, it was up 10% from 2012 (Source: PAGCOR).

Citi Research expects new casinos in the Philippines to drive demand in the next two years. In 2014, it forecasts gross gaming revenue to rise 22% to $2.4 billion, reflecting the first full year of operations of Solaire and the opening of City of Dreams Manila. In 2015, it forecasts gross gaming revenue to expand 33% to

$3.2 billion, with City of Dreams Manila operating for a full year. After 2015, the Philippines is not expected to see any new casino supply until Bayshore and Tiger Resorts open. By 2020, it forecasts Philippines gross gaming revenue to reach $5.8 billion, representing a six-year compound annual growth rate of 16%. (Source: Citi Research, Head-to-Head: Frontier Gaming, March 12, 2014).

The Philippine gaming market benefits from no gaming restrictions for its local citizens and a central location within the Pacific Rim region, where many countries, such as China, Hong Kong, Taiwan, Indonesia, Thailand and Japan have prohibited or restricted the ability to gamble in their borders. Manila is just 1.5 to 5 hours by flight from many major cities in Asia.

Casino Supply Growth in Asia Pacific

We believe that the anticipated growth in casino supply in Asia Pacific provides us with opportunities to increase sales and expand our customer base for our gaming products.

The success of casino and integrated resorts in Macau and Singapore has spurred gaming growth across the region as many countries’ governments seek to develop local tourism to capture the increasingly affluent Asian market. Driven by attractive economic growth and an increase in disposable income, the demand in many Asian countries for gaming entertainment is growing. To meet this demand, the amount of casino supply is expected to experience significant growth over the next several years.

In addition to the Philippines mentioned above, markets such as Macau and South Korea have major planned casino developments. In Macau, a new wave of supply is about to become available with Galaxy Macau Phase 2 and Melco Crown's Studio City in COTAI expected to open in 2015 as well as a number of integrated resort projects in COTAI by Wynn, MGM, Venetian and SJM in the next few years. South Korea has granted two gaming licenses in the Incheon area and has integrated casino resort projects in Jeju pending casino licenses. Japan is also considering developing casinos, a market which CSLA Ltd. estimates could be valued at as much as $40 billion a year as early as 2025. In the greater Asia Pacific region, Australia expects to expand its casino capacity with the anticipated future development of another major integrated casino resort in both Sydney and Brisbane.

Gaming Operations

Our gaming operations presently consist of our slot participation business and the development and operation of casinos and gaming venues under our Dreamworld brand. As of the date of this prospectus, we have no casino operations.

For our slot participation operations, we contract with the venue owners or operators for the placement of EGMs on a revenue-sharing basis and directly acquire and install, at our expense, the EGMs and other gaming peripherals at the relevant gaming venues. The target market for our EGM participation business is hotels and resorts and various other gaming venues in certain markets in Asia. We focus on underserved gaming markets that we believe have the potential for significant growth. Many of the targeted venue owners have little or no gaming operations experience.

We utilize EGMs from leading manufacturers, including Aristocrat Technologies, International Game Technology and WMS Gaming. As of June 30, 2014, we had an inventory of 233EGMs suitable for deployment and believe, given our casino development plans, that we will need to supplement our existing inventory with the purchase of a certain number of new and used EGMs from cash on hand and cash from operations over the next 12 months.

We contract with the venue owners for the leasing and maintenance of the EGMs on a revenue sharing basis, pursuant to which the venue owners receive between 65% and 85% of the net win from the operation of the EGMs. Net win represents the monies wagered less payouts to customers and we earn between 15% and 35% of the net win. The venue owners are typically responsible for all costs associated with the venue, such as lease or mortgage payments, utilities, property taxes, repairs, etc., and we and the venue owners split the costs associated with the gaming operations based on the same ratio that we share in the net win.

We assist the venue owners in the design, development and marketing of the gaming venues into which we lease our EGMs and related systems, including:

•	Developing the technical and network design, layout and overall space configuration of the gaming floors in order to best utilize and leverage the available space and present an appealing environment to customers;
•	Selecting the optimal mix of EGMs for the properties to optimize the economic potential of the gaming floors and overall experience for the venue owners’ customers; and
•	Recruiting and training the necessary gaming floor personnel for the operations and maintenance of the EGMs and back-of-the-house accounting.

In most cases, the gaming floor personnel are our employees although their salaries and related expenses are shared with the venue owners according to our net win sharing ratio. In addition, we maintain all performance data and provide ongoing technical and operations support in order to optimize game performance throughout the gaming floor.

As of June 30, 2014, our gaming operations were concentrated in Cambodia and the Philippines. In Cambodia, we had a total of 1,126 EGM seats in operation in three venues. In the Philippines, we had a total of 568 EGM seats in operation in three venues.

Cambodia Operations

In Cambodia, our slot operations largely focus on operating a substantial portion of the gaming machine area in prime casino floor locations at NagaWorld, a premier luxury destination gaming resort and the only licensed full service casino in and around the capital city of Phnom Penh. In December 2008, we established a relationship with NagaCorp Ltd., the owner and operator of NagaWorld, to place EGMs on a revenue-sharing or participation basis at NagaWorld and jointly operate those EGMs with them. We subsequently amended our contract and expanded our relationship with NagaWorld to 670 EGM seats under contract. Our slot operations in NagaWorld are a primary contributor to our slot revenue and cash flow.

Our current operations in NagaWorld are governed under the Machines Operation and Participation Consolidation Agreement dated December 31, 2009, which was subsequently amended on May 25, 2010. Under the terms of this agreement, we and NagaWorld control the operation of a total of 670 of our EGMs, including floor staff and respective audit rights. We and NagaWorld split the win per unit per day from all the 670 EGMs and certain operating costs related to marketing and floor staff on a respective basis of 25%/75%. Win per unit per day from all the 670 EGMs are settled and our share is distributed daily to us. The contract term is six years commencing from March 1, 2010.

Our slot operations in Cambodia also include Thansur Bokor Highland Resort, a casino resort developed by leading Cambodian hotelier, Sokha Hotels and Resorts, in a tourist area of the Kampot Province. The resort opened in May 2012 but portions of the initial phase of the property including the entertainment complex were not completed until early 2013. As of the date of this prospectus, we have placed approximately 180 EGMs in this venue. Under the terms of our agreement with Sokha, we have the ability to place up to 250 EGM seats and jointly manage these slot operations in the resort. We and Sokha split the net win and certain operating expenses for the placed EGMs on a respective basis of 27%/73%. The contract duration is five years commencing May 2012.

Our most recent slot operations project in Cambodia is Dreamworld Club (Poipet). Unlike our other slot operations, we solely developed and operate this property. Dreamworld Club (Poipet) is a slot hall with approximately 300 EGM seats. It is located in the established gaming market of Poipet in the Banteay Meanchey Province of Northwestern Cambodia near the Thailand border. Dreamworld Club (Poipet) held its grand opening in May 2013.

Dreamworld Club (Poipet) operates under a machine operation and participation agreement with a local partner who owns and operates an existing casino in Poipet. Under the terms of the agreement, the local partner allocated part of its land with an area of approximately 16,000 square feet to us to develop and construct, at our own design, budget and cost, the slot venue. We are responsible for all capital expenditures for Dreamworld Club (Poipet), which have principally included the development and construction of the facility and gaming equipment, in the approximate amount of $7.5 million, of which approximately $5.0 was for the purchase and placement of EGMs. We funded our expenditures through our internal cash resources.

We and the local partner split the net from all the EGMs placed by us at Dreamworld Club (Poipet) and certain operating costs related to marketing and floor staff on a respective basis of 40%/60%. The initial project term is five years beginning from the commercial launch of the slot hall in 2013 with an option to renew for an additional five years subject to the achievement of certain financial milestones during the initial five-year period.

Previously, we had developed and operated one casino property, Dreamworld Casino (Pailin), which opened in May 2012 and closed in June 2014. Dreamworld Casino (Pailin) was a small regional casino located in the Pailin Province of Northwestern Cambodia next to the Thailand border. It was constructed on land leased from a local land owner who was our partner in the project and, in consideration, the partner was entitled to receive a monthly rental fee in the amount of $5,000 and 20% of the profit before depreciation, which consisted of the total gross revenue of the casino less any payouts to customers, operating expenses, and gaming and non-gaming taxes on the casino’s revenue. Dreamworld Casino (Pailin) measured approximately 16,000 square feet and, as of December 31, 2013, housed 88 EGM seats and table games leased to a third-party operator.

The performance of Dreamworld Casino (Pailin) did not meet expectations primarily due to an insufficient level of player traffic and the high costs associated with acquiring a quality player base in this market. In an effort to provide recurring revenue and reduce operating costs for these operations, in September 2013, we began to transition to a leasing model for the table games. Under the terms of the table game leasing contracts, the third-party operators paid us a fixed monthly rental fee per table. However, due to an inability to secure a long-term third-party table game operator, along with the low level of natural player traffic and the political unrest in Thailand, the operations were still unprofitable.

After careful evaluation of all options, we decided to cease operations of Dreamworld Casino (Pailin) effective June 1, 2014. On June 20, 2014, we entered into a share purchase agreement to sell 100% of the issued capital shares of Dreamworld Leisure (Pailin) Limited, or DWP, our wholly-owned Cambodian subsidiary established for purposes of owning and operating Dreamworld Casino (Pailin), to a local Cambodia individual. The purchaser is a relative of our partner in the operations. The sale of the shares pursuant to the agreement is expected to be completed subject to, among other conditions, the purchaser’s receipt of certain government approvals, which is expected within the next few months.

Total consideration to be paid by the purchaser will be $500,000, of which $100,000 was paid at the time of signing the agreement and the balance is to be paid in 16 $25,000 monthly installments commencing within one month of the signed agreement. We intend to recognize the anticipated gain from the sale of the entity when the transaction closes. The sale includes all assets of DWP with the exception of all EGMs, certain surveillance equipment and other assets excluded in the agreement and prohibits any use of the Dreamworld brand name by the purchaser.

In connection with the sale of the issued capital shares of DWP, we also entered into a termination agreement dated June 20, 2014 with our partner in Dreamworld Casino (Pailin), pursuant to which the parties agreed to terminate, effective as of June 20, 2014, a lease agreement and an undertaking agreement previously entered into between the parties, both dated July 13, 2011, with respect to Dreamworld Casino (Pailin). Pursuant to the termination agreement, the parties agreed to terminate all future obligations, claims and liabilities of the parties under the lease agreement and undertaking agreements, including DWP’s obligation to pay to the partner lease payments of $5,000 per month over the next 17 years.

We incurred operating losses at Dreamworld Casino (Pailin) since the inception of operations. In connection with our 2013 annual valuation review of the Dreamworld Casino (Pailin) facility and gaming assets, and as required by U.S. generally accepted accounting principles, we recorded an impairment charge of approximately $2.5 million as of December 31, 2013 for Dreamworld Casino (Pailin), which represented our aggregate capital expenditure for the property.

Philippines Operations

In the Philippines, our slot operations comprise three venues in the greater Manila area. For these venues, our share of the net win ranges from 15% to 35% and the typical initial term for these contracts is five years with renewal options. We and the venue owner split the costs associated with the gaming operations based on the same ratio that we share in the average daily net win per unit.

We intend to selectively pursue gaming projects for both slot participation and casino and gaming club development. For slot participation, we intend to pursue additional opportunities in certain markets in Indo-China and place our EGMs in prime locations on the gaming floors of major casinos and/or hotels in our target markets. For casino development, we intend to pursue projects in Indo-China and other growing gaming markets in Asia that will enable us to expand our market presence and increase brand equity in our Dreamworld name. We will endeavor to pursue projects that are relatively larger in size and investment than our previous Dreamworld projects and in more established markets with stronger levels of existing natural player traffic. There is no assurance we will be successful in establishing new projects with these characteristics or that any such projects will be successful.

Gaming Competition

We believe that the gaming market in Asia is and will continue to be intensely competitive. Our slot and casino operations compete with small privately owned gaming establishments and, in the urban markets, larger and well-established gaming, hospitality and leisure development companies. Many of our competitors, particularly in the urban markets, are larger than us and have significantly longer track records of operation.

Gaming Regulations and Licensing

The regulatory structures in the Asian countries where we operate our slot and casino development businesses, including the Philippines and Cambodia, are not as developed or clearly defined as the United States. In general, all of the countries in which we currently operate our slot business require the venue owners to obtain the necessary gaming licenses in order to operate the EGMs leased by us and we require that all venue owners to whom we lease EGMs hold the required gaming licenses to operate their venues. Since our slot business model primarily focuses on leasing of the EGMs to the venue owners, technically, we are not considered to be an operator or owner of the gaming operations by the relevant authorities and, thus, we are not required to obtain any form of gaming licenses in either the Philippines or Cambodia for our slot business in such jurisdictions. However, current gaming laws, including licensing requirements and other regulatory obligations, could change or become more stringent resulting in additional regulations being imposed upon us and our slot operations. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and significantly increase our costs which, in turn, could cause our slot business to cease to be viable.

Gaming Products

We engage in the design, manufacture and distribution of gaming chips and plaques, and until March 2013, we had been engaged in the design, manufacture and distribution of other non-gaming plastic products, mainly automotive parts. In March 2013, we sold the portion of our business dedicated to the manufacture and sale of non-gaming plastic products. In connection with the sale of the non-gaming plastic products operations, we relocated the gaming chips and plaques operations from Melbourne, Australia to Hong Kong. In addition, in the fourth quarter of 2013, we expanded the gaming products division to include the distribution of third-party gaming products. We entered into two distribution agreements, however we have not yet recorded a material amount of revenue from these agreements as of June 30, 2014.

We focus on the development, manufacture and sale of gaming chips and plaques from our Dolphin subsidiary. Our gaming chips and plaques products include:

•	Radio frequency identification, or RFID, tagged casino chips, which are traditional casino chips embedded with a RFID tag that allows casinos to identify counterfeit casino chips and track table play. The high-frequency 13.56 MHz RFID casino chip is designed to provide real-time data capability, enhanced chip security, player tracking and accounting management benefits for casinos. The high-frequency RFID chips enable casinos to read 1,000 chips per second and have a memory capacity of over 10,000 bytes.
•	Traditional casino chips for various table games, including a wide range of American-style gaming chips with 30 different color combinations, various sizes and other personalized printing combinations.

•	High-frequency RFID and traditional non-RFID casino plaques, which use modern, efficient plastic thermoforming techniques and a process of printing graphics on polymer that provides for a broad range of colors or designs, including a full photographic finish. Our plaques have unique security features including a patented RFID inlay which is tamper-proof and identifies each plaque, a currency grade ceramic DNA strand embedded in the plastic, a multi-directional hologram and serialization. They are available in five rectangular and three square shapes or customized to buyer requirements.

Marketing and Distribution

We market our casino chips and plaques to all major casinos throughout the world, excluding the United States, however as of the date of this prospectus the majority of our sales have only been made to casinos in Asia and Australia. We market our chips and plaques through in-house sales and marketing efforts and independent marketing agents to promote and distribute these products for us in Australia, New Zealand, Macau and certain other Asian territories. Our casino customers include, amongst others, City of Dreams, Altira, Venetian and Galaxy in Macau, Crown Casino, Crown Perth and Star City Casino in Australia and Solaire Resort & Casino and City of Dreams Manila in the Philippines.

Competition

The gaming products industry is competitive. We compete with established gaming products companies, which have substantial histories, backgrounds, experience and records of successful operations, greater technical, marketing and other resources, and more employees and extensive facilities than we have or will have in the foreseeable future.

Gaming Regulations and Licensing

In most jurisdictions outside the United States, manufacturers and distributors of gaming chips and plaques are not required to be licensed. However, in most markets in the United States, gaming chips and plaques are generally regarded as “gaming devices” by the gaming authorities and, therefore, manufacturers of these products are required to be licensed. At present, we neither possess nor have applied for any licenses to sell our Dolphin gaming chips and plaques in the United States.

Manufacturing and Assembly

The manufacture of gaming chips and plaques has been performed at the new Dolphin facilities, which is also our corporate headquarters, in Hong Kong since the second quarter of 2013. Previously, gaming chips and plaques were manufactured in our disposed facility in Melbourne, Australia. Dolphin has licensed certain RFID technology from a third party. Most of the materials for our casino chips and plaques are sourced in Australia and Southeast Asia but we believe that the materials for casino chips and plaques are readily available from multiple sources.

Product Development

During the years ended December 31, 2013 and 2012, we spent approximately $261,000 and $395,000, respectively, on product development activities related to gaming chips and plaques. Product development activities declined for the year ended December 31, 2013 due to the relocation of the gaming products manufacturing plant during the year and increased activities related to our plaques during the year ended December 31, 2012.

Intellectual Property

In October 2005, we acquired the rights to U.S. Patent No. 6,659,875, which covers a unique process for manufacturing RFID chips and plaques. We also hold patents covering similar processes issued by Australia and the United Kingdom. In addition, in February 2007, we filed new provisional specifications in Australia to protect additional enhancements in the manufacture of RFID chips and plaques. Many elements incorporated in our proprietary products are in the public domain or otherwise not amenable to legal protection and the steps taken by us will not, in and of themselves, preclude competition with our proprietary products.

Employees

As of August 4, 2014, we had approximately 148 full-time employees in Hong Kong, one full-time employee in the United States, 29 full-time employees in the Philippines, 40 full-time employees and 393 staff for floor operations at NagaWorld, Thansur Bokor and Dreamworld Club (Poipet) in Cambodia. None of our employees are represented by labor unions, and we consider our relationships with employees to be satisfactory.

Property

We lease the following offices and warehouse facilities throughout Asia:

Location/Activities	Expiration Date of Lease	Monthly Lease Payment (USD)	Area (sq. ft.)
Cambodia administrative office	September 2014	5,200	4,230
Cambodia warehouse facilities	No Fixed Term	2,300	7,535
Hong Kong manufacturing and administrative offices	February 2016	52,000	21,680
Philippines administrative office	September 2014	2,000	1,668

Litigation

There are no pending legal proceedings, other than routine litigation matters incidental to our business, to which we or our properties are subject.

MANAGEMENT

The names of our executive officers and directors and their ages, titles and biographies are set forth below.

Name	Age	Position
Clarence (Yuk Man) Chung	51	Chairman of the board of directors, president and chief executive officer
Andy (Kin Ming) Tsui	43	Chief accounting officer
Vincent L. DiVito	54	Director
John W. Crawford, J.P.	72	Director
Samuel (Yuen Wai) Tsang	59	Director
Anthony (Kanhee) Tyen, Ph.D.	58	Director

Our executive officers are appointed by, and serve at the discretion of, our board of directors. Each executive officer is a full time employee although our chief executive officer, Mr. Clarence Chung, also serves as an executive director of Melco International Development Limited, the parent corporation of our principal shareholder, EGT Entertainment Holding Limited and as chairman and president of Melco Crown (Philippines) Resort Corporation, a company listed on the Philippines Stock Exchange, and also an indirect subsidiary of Melco International Development Limited, which engages in a hotel casino resort project in the Philippines. There is no family relationship between any of our executive officers or directors.

Mr. Chung joined our board in October 2007 and has served as our chairman of the board since August 2008 and chief executive officer since October 2008. As mentioned above, Mr. Chung is also an executive director of Melco International Development Limited, a company listed on the Hong Kong Stock Exchange. He has served on the board of directors of Melco International since May 2006 and is a member of the executive committee, finance committee and corporate social responsibility committee of the company. In addition, Mr. Chung is a non-executive director of Melco Crown Entertainment Limited, a company listed on the NASDAQ Global Market and the Hong Kong Stock Exchange. He has served on the board of directors of Melco Crown since November 2006. He has also been appointed as chairman and president of Melco Crown (Philippines) Resorts Corporation, a company listed on the Philippines Stock Exchange since December 2012. Mr. Chung has more than 25 years of experience in the financial industry in various capacities as a chief financial officer, an investment banker and merger and acquisition specialist. Mr. Chung holds a master degree in business administration from the Kellogg School of Management at Northwestern University and the Hong Kong University of Science and Technology, and a bachelor degree in business administration from the Chinese University of Hong Kong. Mr. Chung is also a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

Mr. Chung has extensive knowledge of the gaming industry in the markets in which the Company operates from his senior management experience with Melco International Development Limited. As a result of these and other professional experiences, our board of directors has concluded that Mr. Chung is qualified to serve as a director.

Mr. Tsui joined our company as vice president of finance in July 2008 and was promoted to chief accounting officer in April 2009. Prior to joining our company, Mr. Tsui served as the regional finance controller-Asia for Minteq International Inc., a wholly-owned subsidiary of Minerals Technologies Inc., a NYSE listed company based in Shanghai, from June 2005 to April 2009. From March 2003 to May 2005, he served as manager of financial analysis at the corporate office of Minteq International Inc. in New York. Mr. Tsui holds a Master of Business Administration degree from Baruch College, City University of New York and is a certified public accountant in the United States.

Mr. DiVito joined our board in October 2005 and chairs our audit committee. Since April 2010, Mr. DiVito has served as a financial and management consultant. From January 2008 to April 2010, Mr. DiVito served as president of Lonza America, Inc., a global life sciences chemical business headquartered in Allendale, New Jersey, and also served as chief financial officer and treasurer of Lonza America, Inc. from September 2000 to April 2010. Lonza America, Inc. is part of Lonza Group, whose stock is traded on the Swiss Stock Exchange. From 1990 to September 2000, Mr. DiVito was employed by Algroup Wheaton, a global pharmaceutical and cosmetics packaging company, first as its director of business development and later as its vice president and chief financial officer. Mr. DiVito is a certified public accountant and certified management accountant and is a National Association of Corporate Directors Board Leadership Fellow. He has served on the board of directors of Riviera Holdings Corporation, a publicly held company, from July 2002 until the consummation of a change in control of the corporation in March 2011.

Mr. DiVito has extensive knowledge of accounting and corporate governance issues from his experience serving on various corporate boards of directors and has extensive operational knowledge as a result of his experience as an operational executive at a major corporation and is invaluable to our board’s discussions of financial and operational issues. As a result of these and other professional experiences, our board of directors has concluded that Mr. DiVito is qualified to serve as a director.

Mr. Crawford joined our board in November 2007 and chairs our nominating committee and conflicts committee. Mr. Crawford has been the chairman of International Quality Education Limited since February 2002. Prior to that, Mr. Crawford was a founding partner of the Hong Kong office of Ernst & Young where, as chairman of the Audit Division, he acted as engagement or review partner for many public companies and banks before he retired from the firm in 1997. Mr. Crawford is a member of the Hong Kong Institute of Certified Public Accountants, a member and honorary president of the Macau Society of Certified Practising Accountants, and a member of the Canadian Institute of Chartered Accountants. Mr. Crawford also serves on the board of directors and is chairman of the audit committee of e-Kong Group Limited, which is listed on the Hong Kong Stock Exchange. He is also on the board of directors and chairman of the audit committee of Regal Portfolio Management Limited, which manages the Regal Real Estate Investment Trust, the units of which are listed on the Hong Kong Stock Exchange. In February 2012, Mr. Crawford was appointed as a member of the conflicts committee of the Macau Studio City project held by Melco Crown Entertainment Limited although he does not hold any directorships with that company or any of its subsidiaries. Prior to February 27, 2014, Mr. Crawford was a director and the chairman of the audit committee of Titan Petrochemicals Group Limited, a HK listed company.

Mr. Crawford has extensive knowledge of accounting issues from his experience as a managing audit partner at a major international accounting firm and has extensive operational knowledge as a result of his consulting experience, and is invaluable to our board’s discussions of financial and operational issues. As a result of these and other professional experiences, our board of directors has concluded that Mr. Crawford is qualified to serve as a director.

Mr. Tsang joined our board in September 2008. Mr. Tsang is a solicitor admitted in Hong Kong, England and Australia. As group legal counsel and company secretary of Melco International Development Limited since 2001, Mr. Tsang oversees the legal, corporate and compliance matters of Melco, which holds significant interests in a total of four listed companies in Hong Kong, the United States and Canada. Mr. Tsang has worked as a lawyer with major law firms and listed conglomerates in Hong Kong for over 20 years. He holds a master of laws degree from University of Hong Kong and a master of business administration degree from the Australian Graduate School of Management.

Mr. Tsang has extensive knowledge of corporate law, corporate governance and the gaming industry, including the regulation of the gaming industry, in the markets in which we operate from his senior legal management experience with Melco International Development Limited, and is invaluable to our board’s discussions of legal, governance and regulatory issues. As a result of these and other professional experiences, our board of directors has concluded that Mr. Tsang is qualified to serve as a director.

Dr. Tyen joined our board in September 2008 and chairs our compensation committee. Since 1985, Dr. Tyen has operated his own accountancy and consulting practice, Anthony Tyen & Co. Dr. Tyen is a certified public accountant in Hong Kong and has over 36 years’ experience in auditing, accounting, management and company secretarial practice. He holds a doctoral degree in philosophy and a master degree in business administration, both from the Chinese University of Hong Kong. He is an associate member of the Hong Kong Institute of Certified Public Accountants, and a fellow member of both the Association of Chartered Certified Accountants and the Institute of Chartered Secretaries and Administrators. Dr. Tyen has served as an independent non-executive director and a member of audit committees to the boards of Melco International Development Limited since June 2010, Summit Ascent Holdings Limited since March 2011 and

ASR Holdings Limited since October 2011, all being companies listed on the Hong Kong Stock Exchange. He was previously an independent non-executive director of two Hong Kong listed companies, namely Value Convergence Holdings Limited and Recruit Holdings Limited. Since August 2012, he has been a director of Alpha Peak Leisure Inc., a company listed on the Toronto Stock Exchange.

Dr. Tyen has extensive knowledge of accounting issues and the business operations in the markets in which the Company operates from his experience as an owner of an accounting firm in Hong Kong and is invaluable to our board’s discussions of accounting and operational issues. As a result of these and other professional experiences, our board of directors has concluded that Dr. Tyen is qualified to serve as a director.

Executive Compensation

Summary Compensation Table

The following table sets forth the compensation awarded to, earned by or paid to, our chief executive officer for the years ended December 31, 2013 and 2012 and the only other executive officer earning in excess of $100,000 for services rendered in all capacities for the years ended December 31, 2013 and 2012. Mr. Chung has served as the chief executive officer since October 2008. Mr. Tsui has served as the chief accounting officer since April 2009.

(amounts in thousands) Name and Principal Position (a)	Year (b)	Salary (c)		Bonus (d)		Stock Awards (e)		Option Awards (f)		All Other Compensation (g)	Total (h)
Clarence Chung, CEO	2013	$90	(1)	$195	(2)	$64	(2)	$278	(2)	$—	$627
	2012	$—	(1)	$125	(3)	$179	(4)	$135	(4)	$—	$439
Andy Tsui, CAO	2013	$199		$21	(5)	$—		$17	(6)	$—	$237
	2012	$189		$40	(3)	$—		$—		$—	$229

(1)	Mr. Chung had an annualized base salary in cash of $90,000 and $1 for the years ended December 31, 2013 and 2012, respectively.
(2)	On December 31, 2012, the compensation committee of the board of directors resolved that the amount of the CEO’s eligible performance-based compensation for 2013 was a cash award up to $300,000, options to purchase up to 100,000 common shares and a restricted stock award of up to 50,000 shares, all of which were subject to the vesting and risk of forfeiture based on the performance of Mr. Chung for the fiscal year ended December 31, 2013. On March 4, 2014, the compensation committee reviewed the financial and non-financial performance targets as of and for the fiscal year ended December 31, 2013 and decided that Mr. Chung should be entitled to 65% of the cash, the options and the restricted stock award under the CEO’s eligible performance-based compensation for 2013. In addition, on December 27, 2013, the compensation committee of the board of directors approved the extension of options to purchase 500,000 common shares for an additional five years up to December 29, 2018, which incurred one-off stock-based compensation expense of $165,000 for the year ended December 31, 2013. For the year ended December 31, 2013, Mr. Chung was granted options to purchase 25,000 shares of our common stock as part of the annual grant to members of the board of directors.
(3)	On February 27, 2013, the compensation committee of the board of directors resolved to grant cash bonuses of $125,000 and $40,000, respectively, to Mr. Chung and Mr. Tsui for their contributions during the year ended December 31, 2012.
(4)	On December 31, 2011, the compensation committee of the board of directors resolved to grant to Mr. Chung, as part of his compensation package for the year end December 31, 2012: (a) options to purchase 150,000 shares of our common stock at an exercise price of $0.92 per share provided that all these options would only be vested and become exercisable on January 2, 2013; and (b) 194,805 shares of restricted common stock, pursuant to the 2008 Stock Incentive Plan. All 194,805 restricted common shares were subject to vesting and risk of forfeiture based on the performance of Mr. Chung for the fiscal year ending December 31, 2012. On February 27, 2013, the compensation committee reviewed the financial and non-financial performance targets as of and for the fiscal year ended December 31, 2012 and decided that the entire amount of 194,805 restricted shares should be fully vested to Mr. Chung. For the year ended December 31, 2012, Mr. Chung was granted options to purchase 25,000 shares of our common stock as part of the annual grant to members of the board of directors.

(5)	On March 24, 2014, Mr. Tsui received a cash bonus of $21,000 for his contribution during the year ended December 31, 2013.
(6)	On February 27, 2013, the compensation committee approved the grant of 15,000 options to Mr. Tsui.

Narrative Disclosure to Summary Compensation Table

In November 2009, the compensation committee of the board of directors approved the following compensation for Mr. Chung, the terms of which were included in a written employment agreement dated November 10, 2009 (“November 2009 Agreement”) between us and Mr. Chung for his employment as our Chief Executive Officer (“CEO”):

•	a term of three years commencing January 1, 2010 and expiring on December 31, 2012 and may be renewed thereafter subject to further agreement between the parties;
•	an annualized base salary in cash of $1; and
•	a discretionary performance bonus of such amount and form (whether in cash or in kind) to be determined by our compensation committee payable upon achievement of certain objectives set by the compensation committee and at such time as may be deemed appropriate by the compensation committee.

On December 31, 2011, Elixir Gaming Technologies (Hong Kong) Limited (“EGT-HK”) and Dreamworld Leisure Management Limited (“EGT-BVI”), an incorporated company in the British Virgin Islands, both of which are our wholly-owned subsidiaries, each entered into different employment agreements with the CEO. The one entered into by EGT-HK is for the CEO’s services performed within Hong Kong or in relation to our business, if any, in Hong Kong (the “HK Employment Agreement”) and the other one entered into by EGT-BVI is for the CEO’s services performed outside Hong Kong or in relation to our business outside Hong Kong (the “Overseas Employment Agreement”).

The service term under both employment agreements was for the remaining term of the November 2009 Agreement, namely, from January 1, 2012 to December 31, 2012. According to the terms of the HK Employment Agreement, the CEO was entitled to an annual base salary of $1.00 and, if applicable, a performance bonus that is discretionary in nature with such amount and form (whether in cash or in kind) to be determined by the compensation committee. On the other hand, the CEO was only entitled to discretionary compensation of such amount and form (whether in cash or in kind) to be determined by the compensation committee at such time as the compensation committee deems appropriate according to the terms of the Overseas Employment Agreement. Save for clearly identifying the jurisdictional differences, the terms of the HK Employment Agreement and the Overseas Employment Agreement were in essence the same as the November 2009 Agreement and upon signing, they had the effect of superseding the November 2009 Agreement.

On December 31, 2012, EGT-HK and EGT-BVI, entered into new employment agreements with Mr. Chung for the position of CEO. The employment agreement entered into by EGT-HK is for Mr. Chung’s services performed on behalf of us within Hong Kong or in relation to our business, if any, in Hong Kong (the “New HK Employment Agreement”) and the employment agreement entered into by EGT-BVI is for Mr. Chung’s services performed on our behalf outside of Hong Kong or in relation to our business outside of Hong Kong (the “New Overseas Employment Agreement”).

Each employment agreement commenced on January 1, 2013 and continues indefinitely until terminated by either party. EGT-HK or EGT-BVI, as the case may be, can terminate their respective agreements immediately for “cause”, as such term is defined in the agreements. In addition, either party to the agreements may terminate the agreement without cause upon three months prior written notice or payment of three months base salary in lieu of notice to the other party.

According to the terms of each employment agreement, the CEO is entitled to an annual base salary to be determined annually by the compensation committee of our board of directors. The compensation committee has determined that the CEO’s annual base salary under the New HK Employment and the New Overseas Employment Agreement for 2013 is $30,000 and $60,000, respectively. Pursuant to the terms of the New Overseas Employment Agreement, the CEO is also entitled to receive discretionary and performance-based compensation, payable in cash or securities of the Company or a combination of both as the compensation committee may determine. The amount of the performance-based compensation and the key performance indexes by which the CEO will earn the performance based compensation shall be determined by the compensation committee annually. The compensation committee has determined that the amount of the CEO’s eligible performance-based compensation for 2013 is up to $300,000 in cash, options to purchase up to 100,000 common shares and a restricted stock award of up to 50,000 shares, all of which are subject to the vesting and risk of forfeiture based on the performance of Mr. Chung for the fiscal year ending December 31, 2013. Both of the options to purchase 100,000 common shares of the Company and the restricted stock award of 50,000 common shares of the Company were granted by us to Mr. Chung on January 2, 2013 under our 2008 Stock Incentive Plan. The options were granted at an exercise price of $1.965 per share. On March 4, 2014, the compensation committee decided that Mr. Chung should be entitled to 65% of the cash, the options and the restricted stocks award under the CEO’s eligible performance-based compensation for 2013.

On December 27, 2013, the compensation committee determined that the CEO’s annual base salary under the New HK Employment and the New Overseas Employment Agreements for 2014 would be $30,000 and $60,000, respectively. The compensation committee also determined that the amount of the CEO’s eligible performance-based compensation for 2014 is up to $300,000 in cash, options to purchase up to 100,000 common shares and a restricted stock award of up to 50,000 shares, all of which are subject to the vesting and risk of forfeiture based on the performance of Mr. Chung for the fiscal year ending December 31, 2014. All cash payments under the two employment agreements are to be paid by EGT-BVI pursuant to the New Overseas Employment Agreement, other than the $30,000 base salary payable by EGT-HK pursuant to the New HK Employment Agreement. Both of the options to purchase 100,000 common shares of the Company and the restricted stock award of 50,000 common shares of the Company were granted by the Company to Mr. Chung on January 2, 2014 under its 2008 Stock Incentive Plan. The options were granted at an exercise price of $1.211 per share.

Pursuant to the resolutions passed by the compensation committee on December 31, 2011, we granted to Mr. Chung, on that day, as part of his compensation package for the year ended December 31, 2012: (a) options to purchase 150,000 shares of our common stock at an exercise price of $0.924 per share pursuant to the HK Employment Agreement provided that all these options will be vested and become exercisable on January 1, 2013; and (b) 194,805 shares of restricted common stock, pursuant to our 2008 Stock Incentive Plan and the Overseas Employment Agreement. All 194,805 restricted common shares are subject to vesting and risk of forfeiture based on the performance of Mr. Chung for the fiscal year ending December 31, 2012.

On March 2, 2012, the compensation committee resolved the grant of a cash bonus of $125,000 to Mr. Chung pursuant to the Overseas Employment Agreement for his contributions during the year ended December 31, 2011.

During his employment with us, Mr. Chung also serves as (i) an executive director of Melco International Development Limited, the parent corporation of our principal shareholder, EGT Entertainment Holding, and receives a salary from Melco for his services rendered to Melco; and (ii) a director of Melco Crown Entertainment Inc. In December 2012, Mr. Chung has also been appointed as the chairman and president of Melco Crown (Philippines) Resorts Corporation, an indirect subsidiary of Melco Crown Entertainment Limited, which engages in a hotel casino resort project in the Philippines.

2013 Director Compensation Table
(amounts in thousands)

Name (a)	Fees Earned (b)	Stock Awards (c)	Option Awards (d)	Non-Equity Incentive Plan Compensation (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation (g)	Total (h)
Vincent DiVito	$80	$—	$28	$—	$—	$—	$108
John Crawford	$54	$—	$28	$—	$—	$—	$82
Anthony Tyen	$54	$—	$28	$—	$—	$—	$82
Samuel Tsang	$—	$—	$28	$—	$—	$—	$28

The dollar amounts in columns (c) and (d) reflect the values of equity awards as of the grant date, in accordance with ASC 718, Compensation-Stock Compensation, and, therefore, do not necessarily reflect actual benefits received by the individuals. Assumptions used in the calculation of these amounts are included in Note 13 to our audited financial statements for the year ended December 31, 2013.

Each member of the board of directors received an initial grant of 25,000 options upon his appointment.

Since January 2009, our policy had been to provide each member of the board of directors with an annual grant of options to purchase 12,500 shares of our common stock and each non-employee board member a quarterly fee of $12,000, provided that the chairman of our audit committee received an additional $6,000 per quarter.

On November 8, 2011, the board of directors, acting upon the recommendation and approval of the compensation committee, approved an amendment to our policy concerning the compensation of directors. Pursuant to such amendments, effective as of January 1, 2012, each member of our board of directors receives an annual grant of options to purchase 25,000 shares of our common stock and each non-employee board member also receives a quarterly fee of $13,500, provided that the chairman of the audit committee receives an additional $6,500 per quarter. As of the date of this prospectus, Mr. Samuel Tsang had unconditionally waived all his entitlements to the aforesaid quarterly fees.

All annual grant options will vest in full six months and one day following the date of grant. The exercise price of such options is the market price of our common stock on the date of grant. Our directors are reimbursed for their out-of-pocket expenses related to their services as directors or meeting attendances.

On February 27, 2013, the compensation committee of the board of directors resolved the grant of cash bonus of $25,000 to each non-employee director for rewarding their efforts and guidance to management during the year ended December 31, 2012.

Outstanding Equity Awards at December 31, 2013

Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date (mm/dd/yyyy)
Clarence Chung	7,500	(1)	—		—	$14.48	01/22/2018
	25,000	(2)	—		—	$18.36	11/14/2017
	500,000	(3)	—		—	$0.68	12/29/2018
	12,500	(4)	—		—	$0.52	02/12/2019
	12,500	(5)	—		—	$1.16	01/07/2020
	125,000	(6)	—		—	$1.10	01/22/2020
	12,500	(7)	—		—	$1.44	02/03/2021
	125,000	(8)	—		—	$1.44	02/03/2021
	25,000	(9)	—		—	$0.92	01/03/2022
	150,000	(10)	—		—	$0.92	01/03/2022
	25,000	(11)	—		—	$1.97	01/02/2023
	—		65,000	(12)	—	$1.97	01/02/2023
Andy Tsui	50,000	(13)	—		—	$0.32	12/11/2018
	37,500	(14)	—		—	$1.04	03/12/2020
	41,667	(15)	20,833	(15)	—	$1.44	02/03/2021
	—		15,000	(16)	—	$1.87	03/11/2023

(1)	We granted Mr. Chung 7,500 options as of January 22, 2008. Such options vested and became exercisable on July 23, 2008.
(2)	We granted Mr. Chung 25,000 options as of February 12, 2008. Such options vested and became exercisable on May 15, 2008.
(3)	We granted Mr. Chung 500,000 options as of December 29, 2008. Such options vested and became exercisable on December 29, 2009. On December 27, 2013, the compensation committee of the board of directors approved the extension of such options for an additional five years up to December 29, 2018.
(4)	We granted Mr. Chung 12,500 options as of February 12, 2009. Such options vested and became exercisable on August 13, 2009.
(5)	We granted Mr. Chung 12,500 options as of January 7, 2010. Such options vested and became exercisable on July 8, 2010.
(6)	We granted Mr. Chung 125,000 options as of January 22, 2010. Such options vested and became exercisable on January 1, 2011.
(7)	We granted Mr. Chung 12,500 options as of February 3, 2011. Such options vested and became exercisable on August 4, 2011.
(8)	We granted Mr. Chung 125,000 options as of February 3, 2011. Such options vested and became exercisable on January 1, 2012.
(9)	We granted Mr. Chung 25,000 options as of January 3, 2012. Such options vested and became exercisable on July 4, 2012.
(10)	We granted Mr. Chung 150,000 options as of January 3, 2012. Such options vested and became exercisable on January 1, 2013.
(11)	We granted Mr. Chung 25,000 options as of January 2, 2013. Such options vested and became exercisable on July 3, 2013.

(12)	We granted Mr. Chung 100,000 options as of January 2, 2013. Such options vest and become exercisable as follows: 35,000 options were forfeited on March 4, 2014; 65,000 options vest and become exercisable on January 2, 2016.
(13)	We granted Mr. Tsui 50,000 options as of December 11, 2008. Such options vested and became exercisable as follows: 16,667 on December 11, 2009; 16,667 on December 11, 2010; and 16,666 on December 11, 2011.
(14)	We granted Mr. Tsui 37,500 options as of March 12, 2010. Such options vested and became exercisable on March 12, 2011.
(15)	We granted Mr. Tsui 62,500 options as of February 3, 2011. Such options vested and became exercisable as follows: 20,834 on February 3, 2012; 20,833 on February 3, 2013; and 20,833 on February 3, 2014.
(16)	We granted Mr. Tsui 15,000 options as of March 11, 2013. Such options vest and become exercisable as follows: 5,000 on March 11, 2014; 5,000 on March 11, 2015; and 5,000 on March 11, 2016.

Compensation Committee Interlocks and Insider Participation

No member of our board of directors is employed by us or our subsidiary except for Mr. Chung, who is presently employed as our president and chief executive officer. None of our executive officers serve on the board of directors of another entity, whose executive officers serves on the compensation committee of our board of directors. None of our officers or employees participate in deliberations of the compensation committee concerning executive officer compensation.

Limitation of Liability of Directors and Indemnification of Directors and Officers

Our articles of incorporation obligate us to indemnify our directors and officers to the fullest extent permitted under Nevada law. Chapter 78 of the Nevada Revised Statutes provides for indemnification by a corporation of costs incurred by directors, employees, and agents in connection with an action, suit, or proceeding brought by reason of their position as a director, employee, or agent. The person being indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the provisions contained in our amended and restated articles of incorporation, our amended and restated bylaws, Nevada law or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit, or proceeding, is asserted by such director, officer or controlling person, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

We have entered into indemnification agreements with members of our board of directors and certain other employees in which we agreed to hold harmless and indemnify such directors, officers and employees to the fullest extent authorized under Nevada law, and to pay any and all related expenses reasonably incurred by the indemnitee. The relevant members of our board of directors are Mr. Clarence Chung, Mr. Vincent L. DiVito, Mr. John Crawford, Mr. Samuel Tsang and Dr. Anthony Tyen.

Related Party Transactions, Promoters and Director Independence

Transaction Review

We have adopted a policy that any transactions with directors, officers or entities of which they are also officers or directors or in which they have a financial interest, will only be on terms consistent with industry standards and approved by a majority of the disinterested directors of our board. Our bylaws provide that no such transactions by us shall be either void or voidable solely because of such relationship or interest of directors or officers or solely because such directors are present at the meeting of the board or a committee thereof which approves such transactions, or solely because their votes are counted for such purpose if:

•	The fact of such common directorship or financial interest is disclosed or known by the board or committee and noted in the minutes, and the board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote for that purpose without counting the vote or votes of such interested directors; or
•	The fact of such common directorship or financial interest is disclosed to or known by the stockholders entitled to vote, and they approve or ratify the contract or transaction in good faith by a majority vote or written consent of stockholders holding a majority of the shares of common stock entitled to vote (the votes of the interested directors or officers shall be counted in any such vote of stockholders); or
•	The contract or transaction is fair and reasonable to us at the time it is authorized or approved.

In addition, interested directors may be counted in determining the presence of a quorum at a meeting of our board or a committee thereof that approves such transactions. If there are no disinterested directors, we shall obtain a majority vote of the stockholders approving the transaction.

With regard to transactions between us and our principal stockholder, EGT Entertainment Holding, our board of directors has established a committee of the board, known as the conflicts committee. For details of the scope of authority and composition of our conflicts committee, please refer to the information set forth above.

The conflicts committee charter shall not be amended or modified unless (i) such amendment or modification has been approved and recommended by a majority of the members of the conflicts committee and (ii) at least five business days preceding the effective date of such amendment or modification we have filed with the SEC a current report on Form 8-K that accurately and fully discloses the proposed amendment or modification and the basis for the conflicts committee’s recommendations.

EGT Entertainment Holding Limited Transactions

On April 21, 2008, we entered into a Trade Credit Facility Agreement with Elixir International Limited, an affiliate of our principal shareholder, EGT Entertainment Holding Limited. Pursuant to the Facility Agreement, we borrowed, from time to time, up to $15 million from Elixir International Limited. The advances under the Facility Agreement initially accrued interest at a fixed rate of 8.0% per annum until May 25, 2010 when we adjusted the rate to 5.0% per annum. The total principal and interest amounts under the Facility Agreement were paid in full as of December 1, 2012, at which time the Facility Agreement was terminated.

Melco Transactions

Trade Sales of Gaming Products.  During the year ended December 31, 2013, Melco Crown (Macau) Ltd, an associate company of Melco International Development Limited, purchased gaming products from us in the aggregate amount of $941,000.

Hong Kong Office Premises.  On March 16, 2011, we entered into a license agreement with Melco Services Limited (“Melco Services”), which is the principal tenant of a larger office area, to occupy our then Hong Kong office premises with an area of approximately 1,920 square feet (the “License Agreement”). Pursuant to the License Agreement, we were required to pay a monthly fee of HK$94,000 (equivalent to approximately $12,000) to Melco Services and such monthly fee covered the relevant rental, the relevant management fees, air-conditioning and other utilities and services charges. Melco Services confirmed that all these fees were charged at cost without any markup. The License Agreement was for an initial term commencing from March 17, 2011 until March 16, 2013. The term of the License Agreement was subsequently extended to mid April 2013 and on April 15, 2013, when we relocated our executive offices to Unit C1, G/F., Koon Wah Building, No. 2 Yuen Shun Circuit, Yuen Chau Kok, Shatin, New Territories, Hong Kong, at which time the parties terminated the License Agreement and we ceased payments to Melco Services.

Management Services.  During the year ended December 31, 2013, Golden Future (Management Services) Limited, a wholly owned subsidiary of Melco Crown (Macau) Limited, provided management services related to our gaming products business in the amount of $146,000.

We consider Vincent Divito, John Crawford and Dr. Anthony Tyen to be independent directors as such term is defined by the NASDAQ Marketplace Rules.

PRINCIPAL STOCKHOLDERS

The table below sets forth the beneficial ownership of our common stock, as of September 30, 2014, by:

•	All of our then current directors and executive officers, individually;
•	All of our then current directors and executive officers, as a group; and
•	All persons who beneficially owned more than 5% of our outstanding common stock.

The beneficial ownership of each person was calculated based on 30,102,162 shares of our common stock outstanding as of September 30, 2014, according to the recorded ownership listings as of that date, the beneficial ownership reports filed by 5% beneficial owners with the SEC and the verifications we solicited and received from each director and executive officer. The SEC has defined “beneficial ownership” to mean more than ownership in the usual sense. For example, a person has beneficial ownership of a share not only if he owns it in the usual sense, but also if he has the power (solely or shared) to vote, sell or otherwise dispose of the share. Beneficial ownership also includes the number of shares that a person has the right to acquire within 60 days of September 30, 2014, pursuant to the exercise of options or warrants or the conversion of notes, debentures or other indebtedness, but excludes stock appreciation rights. Two or more persons might count as beneficial owners of the same share. Unless otherwise noted, the address of the following persons listed below Unit C1, Ground Floor, Koon Wah Building, No. 2, Yuen Shun Circuit, Yuen Chau Kok, Shatin, New Territories, Hong Kong.

Name of Director, Executive Officer or Nominee	Shares		Percentage
Clarence (Yuk Man) Chung	1,850,903	(1)	5.9%
Andy (Kin Ming) Tsui	198,750	(2)	*
Vincent L. DiVito	170,250	(3)	*
John W. Crawford	175,000	(4)	*
Anthony (Kanhee) Tyen	167,500	(5)	*
Samuel (Yuen Wai) Tsang	167,500	(6)	*
All directors and executive officers as a group (6 persons)	2,729,903		8.6%

*	Less than 1%.

Name and Address of 5%+ Holders	Shares(1)		Percentage
EGT Entertainment Holding Limited 38/F, The Centrium 60 Wyndham Street Central, Hong Kong	11,450,000	(7)	38.0%
James E. Crabbe San Francisco, California	2,265,369	(8)	7.5%

(1)	Includes 1,045,000 shares issuable upon the exercise of stock options and 50,000 shares subject to vesting and risk of forfeiture based on Mr. Chung’s performance for the fiscal year ending December 31, 2014.
(2)	Includes 155,000 shares issuable upon the exercise of stock options.
(3)	Includes 123,750 shares issuable upon the exercise of stock options.
(4)	Includes 145,000 shares issuable upon the exercise of stock options.
(5)	Includes 137,500 shares issuable upon the exercise of stock options.
(6)	Includes 137,500 shares issuable upon the exercise of stock options.
(7)	The shares are owned directly by EGT Entertainment Holding, which is the indirect wholly-owned subsidiary of Melco International Development Limited. Melco is the indirect beneficial owner of the reported securities.
(8)	Includes 7,500 shares issuable upon the exercise of stock options.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 75,000,000 shares of common stock. As of the date of this prospectus, there are 30,102,162 shares of our common stock issued and outstanding. Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders generally. Shareholders are entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available therefore, and in the event of liquidation, dissolution or winding up of the company to share ratably in all assets remaining after payment of liabilities. The holders of shares of common stock have no preemptive, conversion, subscription rights or cumulative voting rights.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock. Our board of directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of preferred stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to that of the common stock. The rights of the holders of common stock will be subject to and may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of our company. As of the date of this prospectus, no class or series of preferred stock has been designated and no shares of preferred stock are issued.

Dividends

We do not anticipate the payment of cash dividends on our common stock in the foreseeable future.

Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York 10004.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Greenberg Traurig, LLP, Irvine, California.

EXPERTS

Ernst & Young has audited, as set forth in their report appearing elsewhere in this prospectus, our consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2012. We have included our financial statements in the prospectus in reliance on Ernst & Young’s report, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports, proxy statements and other information with the SEC. Our reports, proxy statements and other information filed pursuant to the Securities Exchange Act of 1934 may be inspected and copied, at prescribed rates, at the Public Reference Room maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s Web site is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. Copies of the registration statement and the exhibits are on file with the SEC and may be obtained from the SEC’s Web site or upon payment of the fee prescribed by the SEC, or may be examined, without charge, at the offices of the SEC set forth above. For further information, reference is made to the registration statement and its exhibits.

ENTERTAINMENT GAMING ASIA INC.

Index to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Entertainment Gaming Asia Inc.:

We have audited the accompanying consolidated balance sheets of Entertainment Gaming Asia Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Entertainment Gaming Asia Inc. and subsidiaries at December 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG
Hong Kong SAR
March 31, 2014 except for notes 1, 2, 6, 7, 13, 15, 16, 17 and 18, as to which the date is August 13, 2014

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(amounts in thousands, except per share data)

	December 31, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$5,301	$10,365
Accounts receivable, net	922	1,841
Amount due from a related party	108	—
Other receivables	453	112
Inventories	1,663	2,047
Prepaid expenses and other current assets	443	387
Total current assets	8,890	14,752
Gaming equipment, net	8,171	9,724
Casino contracts	5,429	7,982
Property and equipment, net	7,857	6,170
Goodwill	353	380
Intangible assets, net	899	1,253
Contract amendment fees	234	342
Deferred tax assets	—	201
Prepaids, deposits and other assets	1,797	2,914
Total assets	$33,630	$43,718
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$840	$3,636
Amounts due to a related party	19	—
Accrued expenses	2,366	2,619
Customer deposits and other current liabilities	457	656
Total current liabilities	3,682	6,911
Other liabilities	742	1,078
Deferred tax liability	199	137
Total liabilities	4,623	8,126
Stockholders’ equity:
Common stock, $.001 par value, 75,000,000 shares authorized; 30,024,662 and 29,974,662 shares issued and outstanding	30	30
Additional paid-in-capital	33,156	32,224
Accumulated other comprehensive income	742	929
(Accumulated losses)/retained earnings	(4,922)	2,408
Total EGT stockholders’ equity	29,006	35,591
Non-controlling interest	1	1
Total stockholder’s equity	29,007	35,592
Total liabilities and stockholders’ equity	$33,630	$43,718

The notes to consolidated financial statements are an integral part of these consolidated statements.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income
(amounts in thousands, except per share data)

	Years Ended December 31,
	2013	2012
Revenues:
Gaming operations	18,131	18,997
Gaming products	3,424	6,454
Total revenues	21,555	25,451
Operating costs and expenses:
Cost of gaming operations
Gaming property and equipment depreciation	4,167	4,608
Casino contract amortization	2,464	2,466
Other gaming related intangibles amortization	252	252
Other operating costs	3,377	2,235
Cost of gaming products	4,195	5,187
Selling, general and administrative expenses	7,485	7,307
Loss/(gain) on disposition of assets	88	(44)
Impairment of assets	75	339
Product development expenses	261	395
Depreciation and amortization	174	215
Total operating costs and expenses	22,538	22,960
(Loss)/income from operations	(983)	2,491
Other (expenses)/income:
Interest expense and finance fees	(7)	(108)
Interest income	4	43
Foreign currency (losses)/gains	(257)	295
Other	8	26
Total other (expenses)/income	(252)	256
(Loss)/income from continuing operations before income tax	(1,235)	2,747
Income tax (expense)/benefit	(141)	81
Net (loss)/income from continuing operations	(1,376)	2,828
Net loss from discontinued operations, net of tax	(5,954)	(1,062)
Net (loss)/income attributable to EGT stockholders	$(7,330)	$1,766
Other comprehensive (loss)/income, net of tax	(187)	370
Comprehensive (loss)/income attributable to EGT stockholders	$(7,517)	$2,136
Basic and diluted earnings per share:
(Loss)/earnings	$(0.24)	$0.06
(Loss)/earnings from continuing operations	$(0.04)	$0.09
Loss from discontinued operations, net of tax	$(0.20)	$(0.03)
Weighted average common shares outstanding
Basic	30,024	29,922
Diluted	30,024	30,807

The notes to consolidated financial statements are an integral part of these consolidated statements.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity
Years Ended December 31, 2013 and 2012

(amounts in thousands, except per share data)	Common Stock		Additional Paid-in Capital	Retained Earnings/ (Accumulated losses)	Accumulated Other Comprehensive Income	Non-controlling Interest	Total
	Shares	Dollars
Balances, January 1, 2012	29,710,556	$30	$31,280	$642	$559	$1	$32,512
Net income				1,766			1,766
Other comprehensive income					370		370
Issuance of restricted stock	194,805	—	—				—
Exercise of employee options	69,301	—	81				81
Stock-based compensation			840				840
Changes in valuation allowance on deferred tax assets which existed at the date of Quasi-Reorganization			23				23
Balances, December 31, 2012	29,974,662	$30	$32,224	$2,408	$929	$1	$35,592
Balances, January 1, 2013	29,974,662	$30	$32,224	$2,408	$929	$1	$35,592
Net loss				(7,330)			(7,330)
Other comprehensive loss					(187)		(187)
Issuance of restricted stock	50,000	—	—				—
Exercise of employee options	—	—	—				—
Stock-based compensation			789				789
Changes in valuation allowance on deferred tax assets which existed at the date of Quasi-Reorganization			143				143
Balances, December 31, 2013	30,024,662	$30	$33,156	$(4,922)	$742	$1	$29,007

The notes to consolidated financial statements are an integral part of these consolidated statements.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(amounts in thousands)

	Years Ended December 31,
	2013	2012
Cash flows provided in operating activities:
Net (loss)/income	$(7,330)	$1,766
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Deferred income tax	61	(178)
Foreign currency loss/(gains)	49	(316)
Depreciation of gaming equipment and property and equipment	5,127	5,274
Impairment of assets	2,567	339
Amortization of casino contracts	2,464	2,466
Amortization of intangible assets	302	291
Amortization of contract amendment fees	108	108
Stock-based compensation expense	789	840
Loss/(gain) on disposition of assets	88	(44)
Provision for pension/retirement benefits	15	38
Bad debt provisions	3	1
Loss on disposition of subsidiary, including property and equipment	999	—
Changes in operating assets and liabilities:
Accounts receivable and other receivables	659	940
Inventories	6	(123)
Prepaid expenses and other current assets	(118)	427
Prepaids, deposits and other assets	302	(981)
Accounts payable	(703)	107
Amount due from/to related parties	(89)	(14)
Income tax payable	—	(68)
Accrued expenses and other liabilities	(734)	569
Customer deposits and other current liabilities	(239)	309
Net cash provided by operating activities	4,326	11,751
Cash flows used in investing activities:
Construction/purchase of property and equipment	(4,978)	(3,179)
Purchases of gaming machines and systems	(4,867)	(3,411)
Acquisition of technical know-how	—	(254)
Addition of projects costs	—	(1,087)
Proceeds from sale of gaming equipment and property and equipment	2	101
Proceeds from sale of subsidiary related to discontinued operations	365	—
Net cash used in investing activities	(9,478)	(7,830)
Cash flows used in financing activities:
Repayment of short-term debt and leases	—	(328)
Repayment of notes payable	—	(6,211)
Exercise of stock options	—	81
Net cash used in financing activities	—	(6,458)
Effect of exchange rate changes on cash	88	143

The notes to consolidated financial statements are an integral part of these consolidated statements.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows – (continued)
(amounts in thousands)

	Years Ended December 31,
	2013	2012
Decrease in cash and cash equivalents	(5,064)	(2,394)
Cash and cash equivalents at beginning of year	10,365	12,759
Cash and cash equivalents at end of year	$5,301	$10,365
Supplemental disclosure of cash flow information:
Interest paid	$—	$143
Income taxes paid	$—	$68
Non-cash investing/financing activities
Purchase of gaming machines and systems	$—	$2,194

The notes to consolidated financial statements are an integral part of these consolidated statements.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

The business activities of the Company entail the owning and leasing of EGMs placed in premier hotels and other venues in Cambodia and the Philippines, the development and operation of casinos and gaming establishments under the Dreamworld brand in select emerging markets in the Indo-China region and the design, manufacture and distribution of gaming chips and plaques under the Dolphin brand to major casinos primarily in Southeast Asia and Australia.

The Company owned and operated a casino under the Dreamworld name in the Pailin Province of Cambodia (“Dreamworld Casino (Pailin)”). On June 1, 2014, the Company ceased operations of the casino and, on June 20, 2014 entered into an agreement to sell 100% of the issued capital shares of Dreamworld Leisure (Pailin) Limited, a wholly-owned Cambodian subsidiary of the Company established for the purposes of owning and operating the casino. In addition, the Company was engaged in the design, manufacture and distribution of other, non-gaming plastic products, primarily for the automotive industry. These operations were sold on March 28, 2013. All related historical revenues and expenses for these operations have been reclassified as discontinued operations. The accounting policies of these discontinued operations are consistent with the Company’s policies for the accompanying consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement when net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company has adopted this update (see Note 19 — “Accumulated Other Comprehensive Income.”)

Basis of Presentation

These consolidated financial statements are prepared pursuant to generally accepted accounting principles in the United States.

The Company effected a 1-for-4 reverse stock split of its common shares as of June 12, 2012. All historical share amounts and share price information presented in the financial statements and notes have been proportionally adjusted to reflect the impact of this reverse stock split, including but not limited to basic and diluted weighted-average shares issued and outstanding.

Principles of Consolidation

These consolidated financial statements include the accounts of Entertainment Gaming Asia Inc. and all its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Certain prior period amounts in the consolidated financial statements and notes thereto have been reclassified to conform to the current period's presentation.

Use of Estimates

The Company is required to make estimates, judgments and assumptions that it believes are reasonable based on its historical experience, contract terms, observance of known trends in the Company and the industry as a whole, and information available from other outside sources. These estimates affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On a regular basis, the Company evaluates its estimates, including those related to revenue recognition, product returns, long-lived assets, inventory obsolescence, stock-based compensation, income taxes, bad debts, warranty obligations, long-term contracts, contingencies and litigation. Actual results may differ from those estimates.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies  – (continued)

Discontinued Operations

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and (i) represents a separate major line of business or geographical area of operations; and (ii) is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale.

Non-current assets held for discontinued operations are carried at the lower of carrying amount or fair value less costs to sell. Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the Company's consolidated statements of comprehensive income and related notes for all years presented.

Cash and Cash Equivalents

All highly-liquid instruments with original maturities of three months or less are considered cash equivalents. The Company places its cash and temporary investments with financial institutions. As of December 31, 2013, the Company had deposits with financial institutions in excess of Federal Deposit Insurance Corporation (FDIC) insured limits by approximately $5.1 million.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at face value less any allowances for doubtful accounts. Allowances for doubtful accounts are maintained at levels determined by Company management to adequately provide for uncollectible amounts. In determining the estimated uncollectable amounts, the Company evaluates a combination of factors, including, but not limited to, activity in the related market, financial condition of customers, specific customer collection experience and history of write-offs and collections. Interest income is imposed on overdue accounts receivable after the Company evaluates a combination of factors, including but not limited to, customer collection experiences, customer relationships and contract terms. Accounts receivable balances are written off after all collection efforts have been exhausted.

Inventories

Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market. Cost elements included in work-in-process and finished goods include raw materials, direct labor and manufacturing overheads. Inventories included a lower of cost or market (LCM) provision of approximately $27,000 and NIL for the years ended December 31, 2013 and 2012, respectively.

Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with FASB Accounting Standards Codification (“ASC”) ASC 360, Property, Plant and Equipment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such instances, the Company estimates the undiscounted future cash flows that result from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset, determined principally using discounted cash flows. For the year ended December 31, 2013, the Company recorded an impairment loss of approximately $75,000 primarily related to the write-off of non-redeployable gaming equipment. For the year ended December 31, 2012, the Company recorded an impairment loss of approximately $339,000 primarily related to the write-off of non-redeployable EGMs following the termination of slot contracts for non-performing venues during the year.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies  – (continued)

Prepaids, Deposits and Other Assets

Prepaids, deposits and other assets consist primarily of prepaid leases, prepaid value-added taxes in foreign countries, prepayment to suppliers, rental and utilities deposits and restricted deposits as lease security. The Company had restricted deposits in the amounts of $NIL and $331,000 as of December 31, 2013 and 2012, respectively, in the form of certificates of deposits as security on leases.

Gaming Equipment

Gaming equipment consists primarily of EGMs and systems. Gaming equipment is stated at cost. The Company depreciates new gaming equipment over a five-year useful life and depreciates refurbished gaming equipment over a three-year useful life once placed in service. Depreciation of gaming equipment of approximately $3.7 million and $4.6 million was included in cost of gaming operations in the consolidated statements of comprehensive income for the years ended December 31, 2013 and 2012, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the useful lives of the assets currently estimated to be three to ten years, which in the case of leasehold improvements, is limited to the life of the lease and throughout the renewal period as long as renewal is reasonably assured.

Depreciation of property and equipment of approximately $460,000 and $NIL was recorded in the cost of gaming operations in the consolidated statements of comprehensive income for the years ended December 31, 2013 and 2012, respectively. Depreciation of property and equipment of approximately $323,000 and $91,000 was included in cost of gaming products in the consolidated statements of comprehensive income for the years ended December 31, 2013 and 2012, respectively.

Goodwill and Intangible Assets, Including Casino Contracts

Intangible assets consist of patents, trademarks, technical know-how, a gaming operation agreement, casino contracts and goodwill. Intangible assets other than goodwill are amortized on the straight-line basis over the period of time the asset is expected to contribute directly or indirectly to future cash flows, which ranges from four to ten years. The straight-line amortization method is utilized because the Company believes there is no more reliably determinable method of reflecting the pattern for which the economic benefits of the intangible assets are consumed or otherwise used.

Amortization expenses related to casino contracts were approximately $2.5 million for the years ended December 31, 2013 and 2012. Amortization expenses related to other gaming related intangibles were approximately $252,000 and $252,000 for the years ended December 31, 2013 and 2012, respectively. The amounts were accounted for as cost of gaming operations in the consolidated statements of comprehensive income. Amortization expenses related to technical know-how were approximately $26,000 and $15,000 for the years ended December 31, 2013 and 2012, respectively. The amounts were accounted for as cost of gaming products in the consolidated statements of comprehensive income. Amortization expenses related to patents and trademarks were approximately $24,000 and $24,000 for the years ended December 31, 2013 and 2012, respectively. The amounts were accounted for as selling, general and administrative expenses in the consolidated statements of comprehensive income.

The Company measures and tests finite-lived intangibles for impairment when there are indicators of impairment in accordance with ASC 360-10-05, Property, Plant and Equipment.

The Company measures and tests Goodwill for impairment, at least annually in accordance with ASC 350-10-05, Intangibles — Goodwill and Other.

Impairment testing for goodwill and other intangibles requires judgment, including the identification of reporting units, allocation of related goodwill, assignment of corporate shared assets and liabilities to

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies  – (continued)

reporting units, estimated future cash flows and determinations of fair values. While the Company believes its estimates of future revenues and cash flows are reasonable, different assumptions could materially affect the assessment of useful lives, recoverability and fair values. No impairment charges relating to intangible assets were recorded for the years ended December 31, 2013 and 2012, respectively.

Additional Paid-In-Capital

For the year ended December, 31, 2013, the increase in additional paid-in-capital account mainly represented issuance of non-cash stock option compensation.

Litigation and Other Contingencies

In the performance of its ordinary course of business operations, the Company is subject to risks of various legal matters, litigation and claims of various types. The Company has regular litigation reviews, including updates from corporate and outside counsel, to assess the need for accounting recognition or disclosure of these contingencies. The status of a significant claim is summarized in Note 17.

ASC 450, Contingencies, requires that liabilities for contingencies be recorded when it is probable that a liability has been incurred and that the amount can be reasonably estimated. Significant management judgment is required related to contingent liabilities and the outcome of litigation because both are difficult to predict. For a contingency for which an unfavorable outcome is reasonably possible and which is significant, the Company discloses the nature of the contingency and, when feasible, an estimate of the possible loss.

Revenue Recognition

The Company recognizes revenue when all of the following have been satisfied:

•	Persuasive evidence of an arrangement exists;
•	The price to the customer is fixed and determinable;
•	Delivery has occurred and any acceptance terms have been fulfilled;
•	No significant contractual obligations remain; and
•	Collection is reasonably assured.

Gaming Revenue and Promotional Allowances

The Company earns recurring gaming revenue from its slot and casino operations.

For slot operations, the Company earns recurring gaming revenue by providing customers with EGMs and casino management systems which track game performance and provide statistics on installed EGMs owned by the Company and leased to venue owners. Revenues are recognized on the contractual terms of the slot agreements between the Company and the venue owners and are based on the Company’s share of net winnings and reimbursement of expenses, net of customer incentives and commitment fees.

Revenues are recognized as earned with the exception of one of the Company’s venues in which revenues were recognized when the payment for net winnings was received as the collections from this venue were not reasonably assured. The slot contract with this venue owner was terminated on July 31, 2012 and the Company collected the balance of payments in the fourth quarter of 2012.

Commitment fees paid to the venue owners relating to contract amendments which are not recoverable from daily net win are capitalized as assets and amortized as a reduction of revenue over the term of the amended contracts. The Company had commitment fee balances related to contract amendments of approximately $234,000 and $342,000 as of December 31, 2013 and 2012, respectively.

For the discontinued casino operations, the Company’s revenues are measured by the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies  – (continued)

before gaming play occurs and for chips in the customers’ possession, if any. Cash discounts, other cash incentives related to casino play and commissions rebated through junkets or tour guides, if any, to customers are recorded as a reduction to casino revenue. Consequently, the Company’s casino revenues are reduced by discounts and commissions.

The Company does not accrue a jackpot liability for its slot machine base and progressive jackpots as regulations do not prohibit removal of gaming machines from the gaming floor without payment of such jackpots.

Promotional allowances represent goods and services, which would be accounted for as revenue if sold, that a casino gives to customers as an inducement to gamble at that establishment. Such goods and services include food and beverages. The Company includes the retail value of promotional allowances in gross revenues and deducts it from gross revenues to reach net revenues on the face of the consolidated statements of comprehensive income.

The Company also earns recurring gaming revenue through leasing table game equipment and providing casino management services to gaming operators within their casino properties. Revenues from table game equipment leasing arrangements are recognized as earned over the contractual terms of the arrangement between the Company and the gaming promoters.

Gaming Products Sales

The Company recognizes revenue from the sale of its gaming products to end users upon shipment against customer contracts or purchase orders.

The Company also recognizes revenue from the sale of its products to end users on bill-and-hold arrangements when all of the following have been satisfied:

•	The risk of ownership must be passed to the buyer;
•	The customer must have a fixed commitment to purchase the goods;
•	The buyer, not the Company, must request that the transaction be on bill-and-hold basis;
•	There must be a fixed schedule for the delivery of goods;
•	The Company must not have specific performance obligations such that the earning process is not complete;
•	The ordered goods must be segregated from the Company’s inventory and not subject to being used to fill other orders, and;
•	The product must be complete and ready for shipment.

Sales related to bill-and-hold arrangements were $NIL and $1.3 million for the years ended December 31, 2013 and 2012, respectively.

Stock-Based Compensation

Under the fair value recognition provisions of ASC 718, Compensation-Stock Compensation, the Company recognizes stock-based compensation expenses for all service-based awards to employees and non-employee directors with graded vesting schedules on the straight-line basis over the requisite service period for the entire award. Estimates are revised if subsequent information indicates that forfeitures will differ from previous estimates, and the cumulative effect on compensation cost of a change in the estimated forfeitures is recognized in the period of the change. For non-employee awards, the Company remeasures compensation cost each period until the service condition is complete and recognizes compensation cost on the straight-line basis over the requisite service period. Option valuation models require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the fair value estimates.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies  – (continued)

Judgment is required in estimating stock price volatility, forfeiture rates, expected dividends, and expected terms that options remain outstanding. For restricted stock awards with performance conditions, the Company evaluates if performance conditions are probable in each reporting period. The compensation expense of restricted awards is recognized ratably over the implicit service period if achieving performance conditions is probable. Cumulative catch-up adjustments are required in the event of changes in assessment of probability. See Note 12 for additional information relating to stock-based compensation assumptions. Stock-based compensation expense totaled approximately $789,000 and $840,000 for the years ended December 31, 2013 and 2012, respectively.

Employee Defined Contribution Plan

The Company operates a mandatory provident fund scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance for its employees in Hong Kong. The assets of the MPF Scheme are held separately from those of the Company in an independently administered fund. Contributions are made based on a percentage of the employees’ basic salaries and are expensed as and when the contributions fall due. The Company has no legal obligation for the benefits beyond the contributions. The total amounts of such employees, which were expenses as incurred, were approximately $75,000 and $22,000 for the years ended December 31, 2013 and 2012, respectively.

Product Development

Product development expenses are charged to expense as incurred. Employee-related costs associated with product development are included in product development expenses. Product development expenses were approximately $261,000 and $395,000 for the years ended December 31, 2013 and 2012, respectively.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists:

•	Ownership is transferred to the lessee by the end of the lease term;
•	There is a bargain purchase option;
•	The lease term is at least 75% of the property’s estimated remaining economic life; or
•	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Income Taxes

The Company is subject to income taxes in the United States (including federal and state) and several foreign jurisdictions in which it operates. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. ASC 740, Income Taxes, requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent the Company believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including its recent cumulative earnings experience and expectations of future taxable income by taxing jurisdiction, the carry-forward periods available to the Company for tax reporting purposes, and other relevant factors.

The Company accounts for uncertain tax positions in accordance with ASC 740, which contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies  – (continued)

position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely to be realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in the provision for income taxes in the statements of comprehensive income.

On December 31, 2010, the Company effected a Quasi-Reorganization. As of that date, the Company’s deferred taxes were reported in conformity with applicable income tax accounting standards described above, net of applicable valuation allowances. Deferred tax assets and liabilities were recognized for differences between the assigned values and the tax basis of the recognized assets and liabilities with corresponding valuation allowances as appropriate. In accordance with the Quasi-Reorganization requirements, pre-existing tax benefits realized subsequent to the Quasi-Reorganization are recorded directly in equity.

(Loss)/Earnings per Share

Basic (loss)/earnings per share are computed by dividing the reported net (loss)/earnings by the weighted average number of shares of common stock outstanding during the period. Diluted (loss)/earnings per share is computed by dividing the net income by the weighted average number of shares of common stock and shares issuable from stock options and restricted shares during the period. The computation of diluted (loss)/earnings per share excludes the impact of stock options and restricted shares that are anti-dilutive. There is no difference in diluted loss per share from basic loss per share as the assumed exercise of common stock equivalents would have an anti-dilutive effect due to losses.

Foreign Currency Translations and Transactions

The functional currency of the Company’s international subsidiaries, except for its operations in Cambodia whose functional currency is the U.S. dollar, is generally the local currency. For these subsidiaries, the Company translates the assets and liabilities at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the year. Resulting currency translation adjustments are recorded directly to accumulated other comprehensive income within stockholders’ equity. Gains and losses resulting from transactions in non-functional currencies are recorded in the consolidated statements of comprehensive income.

Below is a summary of closing exchange rates as of December 31, 2013 and 2012 and average exchange rates for the years ended December 31, 2013 and 2012, respectively.

($1 to foreign currency)	December 31, 2013	December 31, 2012
Australian dollar	1.13	0.96
Philippine peso	44.45	41.19
Hong Kong dollar	7.75	7.75
Thai baht	32.92	30.84

	Years Ended December 31,
($1 to foreign currency)	2013	2012
Australian dollar	1.04	0.97
Philippine peso	42.55	42.35
Hong Kong dollar	7.76	7.76
Thai baht	30.80	31.21

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies  – (continued)

Fair Value Measurements

Fair value is defined under ASC 820, Fair Value Measurements and Disclosures, as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard establishes a fair value hierarchy based on three levels of input, of which the first two are considered observable and the last unobservable.

•	Level 1 — Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.
•	Level 2 — Input, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily-available pricing sources for comparable instruments.
•	Level 3 — Unobservable input, where there is little or no market activity for the asset or liability. This input reflects the reporting entity’s own assumptions of the data that participants would use in pricing the asset or liability, based on the best information available under the circumstances.

As of December 31, 2013, the fair values of cash and cash equivalents, accounts receivable and accounts payable approximate carrying values due to the short maturity of these items.

Guarantees

The Company recognizes a guarantee at its inception which is the greater of (i) the fair value of the guarantee and (ii) the contingent liability amount. The fair value of a guarantee is determined by using expected present value measurement techniques. The initial liability recognized is amortized over the guarantee period. The Company had no guarantee liabilities as of the balance sheet dates.

Recently Issued Accounting Standards

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement when net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company has adopted this update (see Note 19 — “Accumulated Other Comprehensive Income.”)

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2. Segments

The Company currently conducts business in two operating segments: (i) gaming operations, which includes EGMs participation operations; and (ii) gaming products, which consist of the design, manufacture and distribution of gaming chips and plaques. The Company owned and operated a casino in the Pailin Province of Cambodia (“Dreamworld Casino (Pailin)”). In June 2014, the Company ceased operations of the casino and entered into an agreement to sell 100% of the issued capital shares of Dreamworld Leisure (Pailin) Limited, a wholly-owned Cambodian subsidiary of the Company established for the purposes of owning and operating the casino. The Company was also engaged in the design, manufacture and distribution of other non-gaming plastic products, primarily for the automotive industry. These operations were sold on March 28, 2013. All the related historical revenues and expenses for Dreamworld Casino (Pailin) and the non-gaming plastic products operations have been reclassified as discontinued operations. The accounting policies of these discontinued operations are consistent with the Company’s policies for the accompanying consolidated financial statements.

The following table presents the financial information for each of the Company’s operating segments.

	Years Ended December 31,
(amounts in thousands)	2013	2012
Revenues:
Gaming operations	$18,131	$18,997
Gaming products	3,424	6,454
Total revenues	$21,555	$25,451
Operating (loss)/income:
Gaming operations gross profit	$7,796	$9,141
Gaming products gross (loss)/profit	(859)	1,267
Corporate and other operating costs and expenses	(7,920)	(7,917)
Total operating (loss)/income	$(983)	$2,491

	December 31,
(amounts in thousands)	2013	2012
Identifiable assets:
Gaming operations	$26,401	$34,652
Gaming products	6,507	7,766
Corporate	722	1,300
Total identifiable assets	$33,630	$43,718

	December 31,
(amounts in thousands)	2013	2012
Goodwill:
Gaming operations	$353	$380
Gaming products	—	—
Corporate	—	—
Total goodwill	$353	$380

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2. Segments  – (continued)

	Years Ended December 31,
(amounts in thousands)	2013	2012
Capital expenditures:
Gaming operations(1)	$4,813	$8,662
Gaming products	2,879	1,418
Corporate	332	45
Total capital expenditures	$8,024	$10,125
Depreciation and amortization:
Gaming operations	$6,947	$7,384
Gaming products	423	137
Corporate	37	126
Total depreciation and amortization	$7,407	$7,647
Interest expenses and finance fees:
Gaming operations	$—	$10
Gaming products	—	6
Corporate	7	92
Total interest expenses and finance fees	$7	$108
Income tax (expenses)/benefit:
Gaming operations(2)	$—	$—
Gaming products	—	110
Corporate	(141)	(29)
Total income tax (expenses)/benefit:	$(141)	$81

(1)	Includes costs related to new gaming development projects of approximately $3.6 million and $6.5 million for the years ended December 31, 2013 and 2012, respectively.
(2)	The Company is required to pay a fixed gaming obligation tax for its operations in Cambodia. The amounts paid were approximately $108,000 and $64,000 for the years ended December 31, 2013 and 2012, respectively, and were included in selling, general and administrative expenses.

Geographic segment revenues for the years ended December 31, 2013 and 2012 are as follows:

	Years Ended December 31,
(amounts in thousands)	2013	2012
Cambodia	$14,795	$15,279
Macau	1,012	1,503
Philippines	4,751	5,299
Australia	818	3,241
Other	179	129
	$21,555	$25,451

For the year ended December 31, 2013, the largest customer in the gaming operations segment represented 72% of total gaming operations revenue and the largest customer in the gaming products segment represented 28% of total gaming products revenue. For the year ended December 31, 2012, the largest customer in the gaming operations segment represented 76% of total gaming operations revenue and the largest customer in the gaming products segment represented 33% of total gaming products revenue.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2. Segments  – (continued)

Long-lived assets, goodwill and intangible assets identified by geographic segments consisted of the following:

	December 31,
(amounts in thousands)	2013	2012
Cambodia	$15,407	$18,450
Philippines	2,097	3,450
Hong Kong	5,045	1,346
Australia	—	2,023
United States	160	240
	$22,709	$25,509

Note 3. Inventories

Inventories consisted of the following:

	December 31,
(amounts in thousands)	2013	2012
Raw materials	$809	$867
Work-in process	342	98
Finished goods	367	875
Spare parts	119	106
Casino inventories	26	101
	$1,663	$2,047

Note 4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
(amounts in thousands)	2013	2012
Prepayments to suppliers	$400	$174
Restricted deposit	—	168
Prepaid leases	43	45
	$443	$387

Note 5. Receivables

Accounts and other receivables consisted of the following:

	December 31,
(amounts in thousands)	2013	2012
Trade accounts	$922	$1,856
Other	453	112
	1,375	1,968
Less: allowance for doubtful accounts	—	(15)
Net	$1,375	$1,953

Trade accounts receivables decreased primarily due to the sale of the non-gaming operations of Dolphin Australia on March 28, 2013.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 6. Gaming Equipment

Gaming equipment is stated at cost less depreciation. The major categories of gaming equipment and accumulated depreciation consisted of the following:

(amounts in thousands)	Useful Life (years)	December 31,
		2013	2012
EGMs	3 – 5	$17,587	$16,222
Systems	5	1,417	1,093
Other gaming equipment	3 – 5	42	150
		19,046	17,465
Less: accumulated depreciation		(10,875)	(7,741)
		$8,171	$9,724

Depreciation expense of gaming equipment of approximately $3.7 million and $4.6 million was included in cost of gaming operations in the consolidated statements of comprehensive income for the years ended December 31, 2013 and 2012, respectively.

Note 7. Property and Equipment

Property and equipment are stated at cost and consisted of the following:

(amounts in thousands)	Useful Life (years)	December 31,
		2013	2012
Equipment, vehicles, furniture and fixtures	3 – 10	$4,109	$2,900
Land and building	5	2,949	2,483
Leasehold improvements	1 – 5	1,029	180
Construction in progress	N/A	1,112	1,477
		9,199	7,040
Less: accumulated depreciation		(1,342)	(870)
		$7,857	$6,170

Depreciation of property and equipment of approximately $460,000 and $NIL was recorded in cost of gaming operations in the consolidated statements of comprehensive income for the years ended December 31, 2013 and 2012, respectively.

Depreciation of property and equipment of approximately $323,000 and $91,000 was included in cost of gaming products in the consolidated statement of comprehensive income for the years ended December 31, 2013 and 2012, respectively.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 8. Goodwill and Intangible Assets, including Casino Contracts

Goodwill and intangible assets are stated at cost and consisted of the following:

(amounts in thousands)	Useful Life (years)	December 31,
		2013	2012
Gaming operation agreement	4 – 5	$1,178	$1,232
Less: accumulated amortization		(567)	(315)
		611	917
Goodwill	N/A	353	380
Patents	5 – 6	114	114
Less: accumulated amortization		(62)	(42)
		52	72
Trademarks	5 – 9	26	26
Less: accumulated amortization		(10)	(6)
		16	20
Technical know-how	10	261	259
Less: accumulated amortization		(41)	(15)
		220	244
Casino contracts	5 – 6	12,764	12,934
Less: accumulated amortization		(7,335)	(4,952)
		5,429	7,982
		$6,681	$9,615

Goodwill movements during the year consisted of the following:

(amounts in thousands)	2013	2012
Balance as of January 1	$380	$357
Goodwill acquired	—	—
Foreign currency translation adjustment	(27)	23
Balance as of December 31	$353	$380

Amortization expenses for finite-lived intangible assets were approximately $2.8 million for both the years ended December 31, 2013 and 2012. Annual estimated amortization expense for each of the five succeeding years and thereafter consisted of the following:

(amounts in thousands)
2014	2,748
2015	2,748
2016	684
2017	29
2018	29
Thereafter	90
Total	$6,328

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 9. Prepaids, Deposits and Other Assets

Prepaids, deposits and other assets consisted of the following:

	December 31,
(amounts in thousands)	2013	2012
Prepaid taxes	$927	$922
Prepaid leases	222	747
Prepayments to suppliers	279	585
Deposits on EGM orders	16	257
Rental, utilities and other deposits	353	240
Restricted deposit	—	163
Totals	$1,797	$2,914

As of December 31, 2013, prepaid leases consisted of land lease prepayments of approximately $222,000 for the Company’s gaming development project located in the Kampot Province of Cambodia. The decrease in prepaid leases was primarily due to the write-down of the prepaid leases related to the Dreamworld Casino (Pailin) operations.

Note 10. Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
(amounts in thousands)	2013	2012
Payroll and related costs(1)	$601	$1,292
Professional fees	312	336
Withholding tax expenses	551	514
Other tax expense(2)	482	—
Other	420	477
Totals	$2,366	$2,619

(1)	Payroll and related costs as of December 31, 2012 included accruals of approximately $726,000 related to the Company’s prior operations in Australia. These accruals were fully settled during the three-month period ended March 31, 2013.
(2)	As of December 31, 2013, other tax expense represented an accrued tax liability related to the Philippines operations.

Note 11. Other Liabilities

Other liabilities consisted of the following:

	December 31,
(amounts in thousands)	2013	2012
Other tax liabilities	$659	$555
Provision for long service leave(1)	—	369
Other	83	154
	$742	$1,078

(1)	Provision for long service leave was settled during the sale of the Dolphin non-gaming assets in March 2013.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12. Stock-Based Compensation

Options

The Company effected a 1-for-4 reverse stock split of its common shares as of June 12, 2012. All historical share amounts and share price information presented in this Note have been proportionally adjusted to reflect the impact of this reverse stock split.

At the annual shareholders meeting held on September 8, 2008, a new stock option plan, the “2008 Stock Incentive Plan” (the “2008 Plan”), was voted on and became effective on January 1, 2009, which replaced two previous plans, the Amended and Restated 1999 Stock Option Plan and the Amended and Restated 1999 Directors’ Stock Option Plan (the “Stock Option Plans”), thereby terminating both of the Stock Option Plans on December 31, 2008.

The 2008 Plan allows for incentive awards to eligible recipients consisting of:

•	Options to purchase shares of common stock that qualify as incentive stock options within the meaning of the Internal Revenue Code;
•	Non-statutory stock options that do not qualify as incentive options;
•	Restricted stock awards; and
•	Performance stock awards which are subject to future achievement of performance criteria or free of any performance or vesting.

The maximum number of shares reserved for issuance under the 2008 Plan was originally 1,250,000 shares, and in July 2010 the Company’s shareholders approved an increase in the number of shares reserved for issuance to 2,500,000 shares. At the annual shareholders meeting held on July 13, 2012, the Company’s shareholders approved a further increase in the number of shares reserved for issuance to 3,750,000 shares. The exercise price shall not be less than 100% of the fair market value of one share of common stock on the date of grant, unless the participant owns more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company, in which case the exercise price shall then be 110% of the fair market value. The outstanding stock options generally vest over three years and have ten-year contractual terms.

During the year ended December 31, 2013, stock options for the purchase of 860,000 shares of common stock were granted with a weighted average exercise price of $1.20 and weighted average fair value of $0.69 (2012: $1.06) per share. This included options for the purchase of 500,000 shares of common stock which were extended on December 27, 2013 for an additional five years up to December 29, 2018. The remaining stock options will vest from six-month and one day to three-year periods. During the year ended December 31, 2013, 50,000 shares of restricted stock awards with a fair value of $1.97 per share were issued. The shares of restricted stock shall vest, subject to and upon the recipient’s achievement of key operational and financial performance milestones. For restricted stock awards with performance conditions, the Company evaluates if performance conditions are probable in each reporting period. The compensation expense of restricted awards is recognized ratably over the implicit service period if achieving performance conditions is probable. Cumulative catch-up adjustments are required in the event of any changes in the assessment of probabilities.

During the year ended December 31, 2013, there was no exercise of outstanding stock options.

Prior to January 1, 2009, the Company had two stock options plans, the Amended and Restated 1999 Stock Option Plan and the Amended and Restated 1999 Directors’ Stock Option Plan (the “Previous Stock Option Plans”), through which 3,750,000 shares and 75,000 shares were authorized, respectively. Both Previous Stock Option Plans expired on December 31, 2008; however, options granted under the Previous Stock Option Plans that were outstanding as of the date of termination remain outstanding and subject to termination according to their terms.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12. Stock-Based Compensation  – (continued)

As of December 31, 2013, stock options for the purchase of 936,864 shares and 22,500 shares of common stock, respectively, were outstanding in relation to the Amended and Restated 1999 Stock Option Plan and the Amended and Restated 1999 Director’s Stock Option Plan.

As of December 31, 2013, stock options for the purchase of 2,332,374 shares of common stock were outstanding under the 2008 Plan.

As of December 31, 2013, stock options for the purchase of 2,783,821 shares of common stock were exercisable with a weighted average exercise price of $2.18, a weighted average fair value of $0.89 and an aggregate intrinsic value of approximately $738,000. The total fair value of shares vested during the year ended December 31, 2013 was approximately $912,000. The total compensation cost related to unvested shares as of December 31, 2013 was approximately $295,000. The amount is expected to be recognized over 1.83 years.

A summary of all current and expired plans as of December 31, 2013 and 2012 and changes during the years then ended is presented in the following tables.

Options

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2011	3,148,321	$3.90	5.40	$303
Granted	450,000	1.40	—	274
Exercised	(69,301)	1.17	—	71
Forfeited or expired	(572,282)	11.43	—	—
Outstanding as of December 31, 2012	2,956,738	2.13	6.13	2,293
Exercisable as of December 31, 2012	2,158,821	$2.38	5.24	$1,894

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2012	2,956,738	$2.13	6.13	$2,293
Granted	860,000	1.20	—	280
Exercised	—	—	—	—
Forfeited or expired	(525,000)	0.75	—	—
Outstanding as of December 31, 2013	3,291,738	2.11	6.13	738
Exercisable as of December 31, 2013	2,783,821	$2.18	5.74	$738

Recognition and Measurement

The fair value of each stock-based award to employees and non-employee directors is estimated on the measurement date which generally is the grant date while awards to non-employees are measured at the earlier of the performance commitment date or the service completion date using the Black-Scholes-Merton option-pricing model. Option valuation models require the input of highly subjective assumptions, and changes in assumptions used can materially affect the fair value estimates. The Company estimates the expected life of the award by taking into consideration the vesting period, contractual term, historical exercise data, expected volatility, blackout periods and other relevant factors. Volatility is estimated by evaluating the Company’s historical volatility data. The risk-free interest rate on the measurement date is based on U.S. Treasury

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12. Stock-Based Compensation  – (continued)

constant maturity rates for a period approximating the expected life of the award. The Company historically has not paid dividends and it does not expect to pay dividends in the foreseeable future and, therefore, the expected dividend rate is zero.

Restricted Stock

	Number of shares	Weighted Average Fair Value at Grant Date	Weighted Average Remaining Contractual Life (in years)
Unvested balance as of December 31, 2011	—	$—	—
Granted	194,805	0.92	—
Vested	(194,805)	0.92	—
Unvested balance as of December 31, 2012	—	$—	—

	Number of shares	Weighted Average Fair Value at Grant Date	Weighted Average Remaining Contractual Life (in years)
Unvested balance as of December 31, 2012	—	$—	—
Granted	50,000	1.97	—
Vested(1)	(50,000)	1.97	—
Unvested balance as of December 31, 2013	—	$—	—

(1)	Vested shares included 50,000 shares of restricted common stock issued in the year ended December 31, 2013 for which final vesting of 32,500 shares was approved by the Company’s compensation committee in March 2014.

The following table summarizes the range of assumptions utilized in the Black-Scholes-Merton option-pricing model for the valuation of stock options granted during the years ended December 31, 2013 and 2012.

	Years Ended December 31,
	2013		2012
Range of values:	Low	High	Low	High
Expected volatility	72.16%	76.49%	76.49%	127.83%
Expected dividends	—	—	—	—
Expected term (in years)	3.73	9.70	3.73	9.97
Risk free rate	0.55%	2.83%	0.56%	1.95%

For stock-based compensation accrued to employees and non-employee directors, the Company recognizes stock-based compensation expense for all service-based awards with graded vesting schedules on the straight-line basis over the requisite service period for the entire award. Initial accruals of compensation expense are based on the estimated number of shares for which requisite service is expected to be rendered. Estimates are revised if subsequent information indicates that forfeitures will differ from previous estimates and the cumulative effect on compensation cost of a change in the estimated forfeitures is recognized in the period of the change.

For non-employee awards, the Company re-measures compensation cost each period until the service condition is complete and recognizes compensation cost on the straight-line basis over the requisite service period.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12. Stock-Based Compensation  – (continued)

The Company estimates forfeitures and recognizes compensation cost only for those awards expected to vest assuming all awards would vest and reverses recognized compensation cost for forfeited awards when the awards are actually forfeited.

For awards with service conditions and graded vesting that were granted prior to the adoption of ASC 718, the Company estimates the requisite service period and the number of shares expected to vest, and recognizes compensation expense for each tranche on the straight-line basis over the estimated requisite service period.

Note 13. Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such instance, the Company estimates the undiscounted future cash flows (excluding interest) resulting from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the assets.

For the year ended December 31, 2013, the Company recorded an impairment charge of approximately $75,000 primarily related to the write-down of non-performing and non-redeployable EGMs.

For the year ended December 31, 2012, the Company recorded an impairment charge of approximately $339,000 primarily related to the write-off of non-redeployable EGMs following the termination of slot contracts for non-performing venues during the year.

Note 14. Related Party Transactions

Effective January 1, 2010, the Company began sub-leasing office space from Melco Services Limited, a wholly-owned subsidiary of Melco International Development Limited, which is also the parent of the Company’s principal shareholder, EGT Entertainment Holding. This sub-lease expired at the end of March 2013 and, subsequently, the Company moved its principal executive office to the premises of the new Dolphin Hong Kong. The relocation of the Company’s principal executive office serves to minimize costs and improve oversight of the gaming products operations.

On April 21, 2008, the Company entered into a Trade Credit Facility Agreement (the “Facility Agreement”) with Elixir International Limited, a company which used to be a wholly-owned subsidiary of EGT Entertainment Holding, the Company’s principal shareholder. Upon entering into the Agreement, the Company issued the first note pursuant to the terms of the Facility Agreement in the principal amount of $15.0 million. This amount extinguished a then trade payable of an equivalent amount to Elixir International with respect to EGMs previously acquired.

As a result of the disposal of Elixir International by EGT Entertainment Holding, Elixir International Limited assigned and novated all its rights and obligations under the Facility Agreement and the related promissory note (as amended) to EGT Entertainment Holding in April 2010.

Subsequent to its origination, the Facility Agreement was amended three times, mostly recently on May 25, 2010 on which date the Company issued a new note to replace the previous terms. Under these most recent terms, the Company paid total principal and interest of approximately $6.2 million and $143,000, respectively in equal monthly installments to EGT Entertainment Holding for the year ended December 31, 2012. As of December 31, 2012, the notes payable to EGT Entertainment Holding were fully settled.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 14. Related Party Transactions  – (continued)

Significant revenues, purchases and expenses arising from transactions with related parties consisted of the following:

	Years ended December 31,
(amounts in thousands)	2013	2012
EGT Entertainment Holding
Principal and interest payments	$—	$6,354
Melco Crown (Macau) Ltd
Trade sales of gaming products	$(941)	$(1,309)
Melco Services Limited
Technical services	$10	$32
Office rental	$46	$150
Golden Future (Management Services) Ltd
Management services	$146	$—

Melco Services Limited is a wholly owned subsidiary of Melco International Development Limited, which owns 38.1% of Entertainment Gaming Asia Inc.

Melco International Development Limited owns 33.6% of Melco Crown Entertainment Limited, which owns 90.0% of Melco Crown (Macau) Limited.

Golden Future (Management Services) Limited is a wholly owned subsidiary of Melco Crown (Macau) Limited.

Note 15. Income Taxes

The components of the provision for income taxes consisted of the following:

	Years ended December 31,
(amounts in thousands)	2013	2012
Federal – deferred	$(59)	$(57)
State	—	—
Foreign
Current	—	—
Deferred	(82)	138
Total tax (expenses)/benefits	$(141)	$81

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 15. Income Taxes  – (continued)

The reconciliation of the statutory federal income tax rate and the Company’s effective tax rates consisted of the following:

	Years Ended December 31,
(amounts in thousands)	2013	2012
Federal tax expense at statutory rates	$1,718	$(573)
Difference in jurisdictional tax rates	(34)	723
Expense not deductible for tax	(46)	(600)
Income not subject to tax	802	1,346
Adjustment of provision to tax return	(1,029)	(473)
Change in valuation allowances	(965)	(1,769)
Change in unrecognized tax benefits	(535)	1,362
Other	(52)	65
Total tax (expenses)/benefits	$(141)	$81

Consolidated (loss)/income from continuing operations before taxes for domestic and international operations consisted of the following:

	Years Ended December 31,
(amounts in thousands)	2013	2012
Domestic	$(8,147)	$(3,796)
International	6,912	6,543
(Loss)/income from continuing operations before income tax	$(1,235)	$2,747

The primary tax affected components of the Company’s deferred tax assets/(liabilities) consisted of the following:

	December 31,
(amounts in thousands)	2013	2012
Deferred tax assets – current
Prepaid commission agreement	$1,277	$—
Depreciation and impairment	3,580	4,792
Other	337	450
Less: Valuation allowances	(5,194)	(5,226)
	—	16
Deferred tax assets – non current
Net operating losses	60,023	59,712
Stock options	840	571
Less: Valuation allowances	(60,863)	(60,094)
	—	189
Deferred tax liabilities – non current
Acquisition of intangibles	(183)	(141)
Other	(16)	—
Net deferred tax (liabilities)/assets	$(199)	$64

Domestic operating loss carryforwards were approximately $174.2 million and $172.7 million for the years ended December 31, 2013 and 2012, respectively, which are subject to limitations under Section 382 of the Internal Revenue Code. These domestic operating losses began to expire in 2011. The Company expects

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 15. Income Taxes  – (continued)

to utilize the $174.2 million domestic operating loss to offset against corporate income tax payable in the United States, if the domestic operating loss remains unexpired at the time when the Company is subject to corporate income tax in the United States. Operating loss carryforwards of foreign subsidiaries were approximately $4.6 million and $3.4 million, respectively for the years ended December, 31, 2013 and 2012. The Company’s net operating losses have been fully reserved. These foreign operating losses began to expire in 2011 and for Hong Kong, the operating losses can be carried forward indefinitely.

As of December 31, 2013, there were valuation allowances of approximately $61.3 million and $4.7 million, respectively, relating to pre-Quasi-Reorganization and post-Quasi-Reorganization periods. Valuation allowances included approximately $61.3 million for which subsequently recognized tax benefits will be credited directly to additional paid-in capital. Valuation allowances were provided on the domestic and foreign operating loss carry forwards and other deferred tax assets because management believes these assets did not meet the “more likely than not” criteria for recognition under ASC 740.

Undistributed earnings of the Company’s foreign subsidiary amounted to approximately $21.7 million as of December 31, 2013. Those earnings were considered to be permanently reinvested; accordingly, no provision for withholding taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $3.0 million would be payable upon remittance of all previously unremitted earnings as of December 31, 2013.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits consisted of the following:

(amounts in thousands)
Balance at January 1, 2012	$5,055
Additions based on tax positions related to the current year	57
Reductions for tax positions of prior years	(1,439)
Balance at December 31, 2012	$3,673
Additions based on tax positions related to the current year	430
Reductions for tax positions of prior years	(82)
Balance at December 31, 2013	$4,021

The amount of uncertain tax benefits as of December 31, 2013 that would affect the effective income tax rate if recognized is approximately $282,000. It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible changes cannot be made at this time.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in the provision for income taxes in the statements of comprehensive income. During the year ended December 31, 2013, the Company recorded interest and penalties of approximately $60,000. As of December 31, 2013, the Company had interest and penalties of approximately $304,000 accrued in the consolidated balance sheet.

The Company has been subjected to income tax examinations by tax authorities in jurisdictions in which it operates. During the years ended December 31, 2011 and 2012, the United States Internal Revenue Service (the “IRS”) conducted an audit of the Company’s 2008 and 2009 tax returns in the United States. On January 23, 2013, the IRS formally notified the Company that it had completed the review of the examination of the above-mentioned years with no changes to the Company’s tax position.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 15. Income Taxes  – (continued)

The Company’s 2009 to 2013 Australian income tax returns remain open to examination by the Australian Taxation Office. The Company’s 2010 to 2013 Cambodian income tax returns remain open to examination by the General Department of Taxation. The Company’s 2010 to 2013 Philippines income tax returns remain open to examination by the Philippines Bureau of Internal Revenue. The Company’s 2007 to 2013 Hong Kong income tax returns remain open to examination by the Hong Kong Inland Revenue Department.

Note 16. Discontinued Operations

From July 2006 until March 2013, the Company conducted the development, manufacture and sale of gaming chips and plaques from its subsidiary, Dolphin Australia. It also conducted the development, manufacture and sale of non-gaming plastic products for a number of industries, including the automotive industry, from the Melbourne facility.

On February 22, 2013, the Company entered into a Share Sale Agreement with the then general manager of the Dolphin Australia operations, pursuant to which it agreed to sell him the portion of its business dedicated to the non-gaming plastic products, mainly automotive parts. The sale was completed on March 28, 2013. In connection with the sale of non-gaming operations, the Company relocated its gaming products operations, which included gaming chips and plaques, from Melbourne, Australia to Hong Kong. Commercial production in the new facility commenced in May 2013.

Prior to the completion of the sale, the Company transferred out of Dolphin Australia to Dolphin Hong Kong, both of which are subsidiaries wholly-owned by the Company, all inventory on hand and all assets and operations relating to the Company’s gaming chips and plaques operations, including all trademarks, patent rights and other intellectual property.

The purchase price received pursuant to the Share Sale Agreement was 350,000 Australian dollars (AUD). The Company also agreed to assume Dolphin Australia’s liabilities for (i) severance under Australian labor laws for those employees to be terminated by Dolphin Australia as part of the transactions, approximately $750,000, (ii) the lease for the Melbourne facility through the end of its present term expiring in January 2014, net of sub-lease income, approximately $350,000, and (iii) all Dolphin Australia payables, net of receivables, relating to both gaming and non-gaming operations up to March 28, 2013.

The buyer owed the Company $1.1 million for the settlement of working capital related to the sale of the non-gaming Dolphin assets. As of December 31, 2013, the outstanding balance had been fully settled.

As part of the sale transaction, the Company also agreed to grant Dolphin Australia a non-transferable, substantially royalty-free license to utilize certain trademarks and patent rights in connection with Dolphin Australia’s manufacture and sale of plastic products for the non-gaming industries.

From May 2012 until June 2014, the Company operated Dreamworld Casino (Pailin), a casino in the Pailin Province of Cambodia. Dreamworld Casino (Pailin) was constructed on land leased from a local land owner and, in consideration, the land owner was entitled to receive monthly a rental fee in the amount of $5,000 and 20% of the profit before depreciation (the total gross revenue of the casino less any payouts paid to customers, operating expenses, and gaming and non-gaming taxes on the casino’s revenue). The initial lease term was 20 years, commencing in September 2011 and was subject to renewal by the parties in writing.

On June 1, 2014, the Company ceased operations of Dreamworld Casino (Pailin). On June 20, 2014, the Company entered into an agreement to sell 100% of the issued capital shares of Dreamworld Leisure (Pailin) Limited (“DWP”), a wholly-owned Cambodian subsidiary of the Company established for the purposes of owning and operating Dreamworld Casino (Pailin) (“Dreamworld Pailin”), to a local Cambodian individual. In connection with the sale of the issued capital shares of DWP, on June 20, 2014 the Company and its partner in the operations entered into an agreement to terminate the previous agreements with the partner and all future obligations thereunder including future lease payments owed by the Company.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 16. Discontinued Operations  – (continued)

The sale includes all assets of DWP with the exception of all EGMs, certain surveillance equipment and other assets excluded in the agreement and prohibits any use of the Dreamworld brand name by the buyer. Total consideration to be paid to the Company by the buyer will be $500,000, of which $100,000 was paid at the time of entering the agreement and the balance will be paid in sixteen $25,000 monthly installments commencing within one month of the signed agreement. The parties expect to close the sale transaction subject to the buyer’s receipt of certain government approvals, which is expected within the next few months. The Company will recognize the anticipated gain on the disposal of the entity when the transaction closes.

The Company recorded an impairment charge of approximately $2.5 million for the year ended December 31, 2013 related to Dreamworld Casino (Pailin) facility and gaming assets. The impairment charge represented the entire capital expenditure incurred by the Company for the property as of December 31, 2013, with the exception of those assets that the Company believed could be redeployed to other existing properties.

The following table details the significant components of revenues and loss from discontinued operations, net of income taxes.

	December 31,
(amounts in thousands)	2013	2012
Revenues from casino operations	$2,738	$1,808
Revenues from non-gaming products	2,043	5,975
Total revenues from discontinued operations	4,781	7,783
Pre-tax loss from casino operations	(3,819)	(1,325)
Pre-tax (loss)/income from non-gaming products	(2,163)	263
Benefit for income taxes related to discontinued operations	28	—
Loss from discontinued operations, net of tax	$(5,954)	$(1,062)

The following table details selected financial information for the discontinued operations in the consolidated statements of comprehensive income.

	December 31,
(amounts in thousands)	2013	2012
Loss from operations	$(3,594)	$(1,366)
Loss on disposal	(2,442)	—
Other income(1)	146	288
Other expense(2)	(92)	16
Income tax benefit(3)	28	—
Loss from discontinued operations, net of tax	$(5,954)	$(1,062)

(1)	Other income represented recognized government grant income from discontinued operations.
(2)	Other expense represented a foreign currency exchange (losses)/gains from discontinued operations.
(3)	Income tax benefit represented a reversal of previously recognized uncertain tax benefits.

Note 17. Commitments and Contingencies

Leases

The Company currently leases office spaces and warehouse facilities in other locations including Hong Kong, Cambodia and the Philippines and certain office equipment under non-cancelable operating leases with remaining terms in excess of one year.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 17. Commitments and Contingencies  – (continued)

Future minimum lease payment commitments, net of any sublease proceeds and including scheduled escalation provisions as of December 31, 2013 under the leases were as follows:

	Operating Leases
(amounts in thousands)	Total Payments	Sublease Proceeds	Net Payments
2014	687	(17)	670
2015	625	—	625
2016	73	—	73
2017	—	—	—
2018	—	—	—
Thereafter	—	—	—

Rent expenses on all operating leases were approximately $362,000 and $702,000 for the years ended December 31, 2013 and 2012, respectively.

Legal Matters

Prime Mover/Strata Litigation

On March 26, 2010, a complaint (as subsequently amended on May 28, 2010 and December 20, 2011) (the “Complaint”) was filed by certain of the Company's shareholders including Prime Mover Capital Partners L.P., Strata Fund L.P., Strata Fund Q.P. L.P., and Strata Offshore Fund, Ltd (collectively, the “Plaintiffs”) in the United States District Court for the Southern District of New York against certain defendants including the Company and certain other current and former directors and officers. The case number is 12-4393.

On December 18, 2013, the Second Circuit affirmed by Summary Order the District Court’s September 28, 2012 judgment granting the dismissal of the Plaintiffs’ Complaint. Since the Plaintiffs did not request a rehearing of the Summary Order in the permitted time, the civil action was concluded with all claims dismissed against all parties.

Note 18. (Loss)/Earnings Per Share

Computation of the basic and diluted (loss)/earnings per share from continuing operations consisted of the following:

	Years Ended December 31,
	2013			2012
(amounts in thousands, except per share data)	Loss	Number of Shares	Per Share Amount	Income	Number of Shares	Per Share Amount
Basic
Net (loss)/income attributable to equity shareholders	$(1,376)	30,024	$(0.04)	$2,828	29,922	$0.09
Effect of dilutive securities
Dilutive stock options/restricted shares(1)	—	—		—	885
Diluted
Net (loss)/income attributable to equity shareholders plus assumed conversion	$(1,376)	30,024	$(0.04)	$2,828	30,807	$0.09

(1)	For the year ended December 31, 2013, there were no differences in diluted loss per share from basic loss per share as the assumed exercise of common stock equivalents would have an anti-dilutive effect due to losses.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18. (Loss)/Earnings Per Share – (continued)

Outstanding stock options for 756,864 and 425,900 shares of common stock were excluded from the calculation of diluted earnings per share for the years ended December 31, 2013 and 2012, respectively as their effect would have been anti-dilutive.

Note 19. Accumulated Other Comprehensive Income

The accumulated balances in respect of other comprehensive income consisted of the following:

(amounts in thousands)	Defined Benefit Pension Plan	Foreign Currency Translation	Accumulated Other Comprehensive Income
Balances, January 1, 2012	$(14)	$573	$559
Current period other comprehensive income	76	294	370
Balances, December 31, 2012	62	867	929
Current period other comprehensive income/(loss)	37	(256)	(219)
Amounts reclassified from accumulated other comprehensive income to net loss on disposal of subsidiary(1)	—	32	32
Balances, December 31, 2013	$99	$643	$742

(1)	Amounts represented a reclassification from accumulated other comprehensive income to net loss from discontinued operations in Note 16 on disposal of a subsidiary.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(amounts in thousands, except per share data)
(Unaudited)

	June 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$4,664	$5,301
Accounts receivable, net	906	922
Amount due from a related party	—	108
Other receivables	103	453
Inventories	3,057	1,663
Assets held for sale	273	—
Prepaid expenses and other current assets	723	443
Total current assets	9,726	8,890
Gaming equipment, net	6,872	8,171
Casino contracts	4,218	5,429
Property and equipment, net	9,068	7,857
Goodwill	358	353
Intangible assets, net	755	899
Contract amendment fees	180	234
Prepaids, deposits and other assets	1,849	1,797
Total assets	$33,026	$33,630
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$637	$840
Amount due to a related party	20	19
Accrued expenses	1,431	2,366
Customer deposits and other current liabilities	1,863	457
Total current liabilities	3,951	3,682
Other liabilities	721	742
Deferred tax liability	199	199
Total liabilities	4,871	4,623
Stockholders’ equity:
Common stock, $.001 par value, 75,000,000 shares authorized; 30,102,162 and 30,024,662 shares issued and outstanding	30	30
Additional paid-in-capital	33,298	33,156
Accumulated other comprehensive income	800	742
Accumulated losses	(5,974)	(4,922)
Total EGT stockholders’ equity	28,154	29,006
Non-controlling interest	1	1
Total stockholders’ equity	28,155	29,007
Total liabilities and stockholders’ equity	$33,026	$33,630

The notes to consolidated financial statements are an integral part of these consolidated statements.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income
(amounts in thousands, except per share data)
(Unaudited)

	Six-Month Periods Ended June 30,
	2014	2013
Revenues:
Gaming operations	$8,303	$9,432
Gaming products	1,335	1,589
Total revenues	9,638	11,021
Operating costs and expenses:
Cost of gaming operations
Gaming property and equipment depreciation	1,789	2,185
Casino contract amortization	1,222	1,238
Other gaming related intangibles amortization	126	126
Other operating costs	1,740	1,670
Cost of gaming products	2,413	2,041
Selling, general and administrative expenses	2,720	3,268
Gain on dispositions	(8)	—
Impairment of assets	19	—
Product development expenses	156	155
Depreciation and amortization	99	75
Total operating costs and expenses	10,276	10,758
(Loss)/income from operations	(638)	263
Other income/(expenses):
Interest expense and finance fees	(2)	(5)
Interest income	—	4
Foreign currency gains/(losses)	1	(172)
Other	12	10
Total other income/(expenses)	11	(163)
(Loss)/income from continuing operations before income tax	(627)	100
Income tax expenses	(30)	(48)
Net (loss)/income from continuing operations	(657)	52
Net loss from discontinued operations, net of tax	(395)	(2,846)
Net loss attributable to EGT Stockholders	$(1,052)	$(2,794)
Other comprehensive income/(loss), net of tax	58	(217)
Comprehensive loss to EGT stockholders	$(994)	$(3,011)
Basic and diluted earnings/(loss) per share:
Loss	$(0.03)	$(0.09)
Loss from continuing operations	$(0.02)	$—
Loss from discontinued operations, net of tax	$(0.01)	$(0.09)
Weighted average common shares outstanding
Basic	30,016	29,975
Diluted	30,016	30,712

The notes to consolidated financial statements are an integral part of these consolidated statements.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(amounts in thousands)
(Unaudited)

	Six-Month Periods Ended June 30,
	2014	2013
Cash flows from operating activities:
Net loss	$(1,052)	$(2,794)
Adjustments to reconcile net loss to net cash provided by operating activities:
Foreign currency gains	—	(3)
Depreciation of gaming equipment and property and equipment	2,277	2,614
Amortization of casino contracts	1,222	1,238
Amortization of intangible assets	151	151
Amortization of contract amendment fees	54	54
Impairment of property and equipment	19	—
Stock-based compensation expense	141	445
Loss on disposition of subsidiary, including property and equipment	—	999
Gain on disposition of gaming equipment and property and equipment	(3)	—
Changes in operating assets and liabilities:
Accounts receivable and other receivables	360	743
Inventories	(1,393)	373
Prepaid expenses and other current assets	(270)	(132)
Prepaids, deposits and other assets	(46)	104
Accounts payable	(349)	(1,107)
Amount due from/to related parties	109	21
Accrued expenses and other liabilities	(1,021)	(1,054)
Customer deposits and other current liabilities	1,502	(29)
Net cash provided by operating activities	1,701	1,623
Cash flows from investing activities:
Construction/purchase of property and equipment	(2,027)	(2,401)
Purchase of gaming machines and systems	(359)	(3,983)
Addition of project costs	—	(1,155)
Proceeds from sale of subsidiary related to discontinued operations	—	365
Proceeds from sale of gaming equipment and property and equipment	32	—
Net cash used in investing activities	(2,354)	(7,174)
Cash flows from financing activities:
Net cash used in financing activities	—	—
Effect of exchange rate changes on cash	16	(25)
Decrease in cash and cash equivalents	(637)	(5,576)
Cash and cash equivalents at beginning of period	5,301	10,365
Cash and cash equivalents at end of period	$4,664	$4,789
Supplemental disclosure of cash flow information
Interest paid	$—	$—
Income tax paid	$—	$—
Non-cash investing/financing activities
Purchase of gaming machines and systems	$—	$659

The notes to consolidated financial statements are an integral part of these consolidated statements.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 1. Description of Business and Significant Accounting Policies

The business activities of the Company entail the owning and leasing of electronic gaming machines (EGMs) placed in premier hotels and other venues in Cambodia and the Philippines, the development and operation of gaming establishments under the Dreamworld brand in select emerging markets in the Indo-China region and the design, manufacture and distribution of gaming chips and plaques under the Dolphin brand to major casinos primarily in Southeast Asia and Australia.

The Company owned and operated a casino under the Dreamworld name in the Pailin Province of Cambodia. On June 1, 2014, the Company ceased operations of the casino in Pailin and, on June 20, 2014, entered into an agreement to sell 100% of the issued capital shares of Dreamworld Leisure (Pailin) Limited, a wholly-owned Cambodian subsidiary of the Company established for the purpose of owning and operating the casino. In addition, the Company was engaged in the design, manufacture and distribution of other, non-gaming plastic products, primarily for the automotive industry. These operations were sold on March 28, 2013. All related historical revenues and expenses for the casino in Pailin and the non-gaming plastic products operations have been reclassified as discontinued operations. The accounting policies of these segments are consistent with the Company’s policies for the accompanying consolidated financial statements.

Basis of Presentation

These consolidated financial statements are prepared pursuant to generally accepted accounting principles in the United States for interim financial information and with the instructions to Rule 8-03 of Regulation S-X promulgated by the Securities and Exchange Commission (“SEC”) and reflect all adjustments, consisting of normal recurring adjustments and other adjustments, which management believes are necessary to fairly present the financial position, results of operations and cash flows of the Company, for the respective periods presented. The results of operations for an interim period are not necessarily indicative of the results that may be expected for any other interim period or the year as a whole. The accompanying unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in this prospectus for the year ended December 31, 2013. Certain previously reported amounts have been reclassified to conform to the current period presentation.

Principles of Consolidation

These consolidated financial statements include the accounts of Entertainment Gaming Asia Inc. and all its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The Company is required to make estimates, judgments and assumptions that it believes are reasonable based on its historical experience, contract terms, observance of known trends in the Company and the industry as a whole, and information available from other outside sources. These estimates affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On a regular basis, the Company evaluates its estimates, including those related to revenue recognition, product returns, long-lived assets, inventory obsolescence, stock-based compensation, income taxes, bad debts, warranty obligations, long-term contracts, contingencies and litigation. Actual results may differ from those estimates.

Discontinued Operations

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and (i) represents a separate major line of business or geographical area of operations; and (ii) is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 1. Description of Business and Significant Accounting Policies – (continued)

Non-current assets held for discontinued operations are carried at the lower of carrying amount or fair value less costs to sell. Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the Company's consolidated statements of comprehensive income and related notes for all periods presented.

Cash and Cash Equivalents

All highly-liquid instruments with original maturities of three months or less are considered cash equivalents. The Company places its cash and temporary investments with financial institutions. As of June 30, 2014, the Company had deposits with financial institutions in excess of Federal Deposit Insurance Corporation (FDIC) insured limits by approximately $4.4 million.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at face value less any allowances for doubtful accounts. Allowances for doubtful accounts are maintained at levels determined by Company management to adequately provide for uncollectible amounts. In determining the estimated uncollectable amounts, the Company evaluates a combination of factors, including, but not limited to, activity in the related market, financial condition of customers, specific customer collection experience and history of write-offs and collections. Interest income is imposed on overdue accounts receivable after the Company evaluates a combination of factors, including but not limited to, customer collection experiences, customer relationship and contract terms. Accounts receivable balances are written off after all collection efforts have been exhausted.

Inventories

Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market. Cost elements included in work-in-process and finished goods include raw materials, direct labor and manufacturing overheads.

Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Financial Accounting Standards Board (FASB) ASC 360, Property, Plant and Equipment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such instances, the Company estimates the undiscounted future cash flows that result from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset, determined principally using discounted cash flows. Impairment charges of approximately $19,000 were recognized for long-lived assets for the six-month period ended June 30, 2014. There were no impairment charges for long-lived assets for the six-month period ended June 30, 2013.

Prepaids, Deposits and Other Assets

Prepaids, deposits and other assets consist primarily of prepaid leases, prepaid value-added taxes in foreign countries, prepayments to suppliers, rental and utilities and other deposits.

Gaming Equipment

Gaming equipment consists primarily of EGMs and systems. Gaming equipment is stated at cost. The Company depreciates new EGMs and systems over a five-year useful life and depreciates refurbished EGMs and systems over a three-year useful life once placed in service. Depreciation of gaming equipment of approximately $1.5 million and $2.0 million was included in cost of gaming operations in the consolidated statements of comprehensive income for the six-month periods ended June 30, 2014 and 2013, respectively.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 1. Description of Business and Significant Accounting Policies – (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the useful lives of the assets currently estimated to be three to ten years, which in the case of leasehold improvements, is limited to the life of the lease and throughout the renewal period as long as renewal is reasonably assured.

Depreciation of property and equipment of approximately $297,000 and $174,000 was included in the cost of gaming operations in the consolidated statements of comprehensive income for the six-month periods ended June 30, 2014 and 2013, respectively.

Depreciation of property and equipment of approximately $321,000 and $108,000 was included in cost of gaming products in the consolidated statements of comprehensive income for the six-month periods ended June 30, 2014 and 2013, respectively.

Goodwill and Intangible Assets, Including Casino Contracts

Intangible assets consist of patents, trademarks, technical know-how, gaming operation agreement, casino contracts and goodwill. Intangible assets other than goodwill are amortized on the straight-line basis over the period of time the asset is expected to contribute directly or indirectly to future cash flows, which ranges from four to ten years. The straight-line amortization method is utilized because the Company believes there is no more reliably determinable method of reflecting the pattern for which the economic benefits of the intangible assets are consumed or otherwise used.

Amortization expenses related to casino contracts were approximately $1.2 million and $1.2 million for the six-month periods ended June 30, 2014 and 2013, respectively. Amortization expenses related to other gaming related intangibles were approximately $126,000 for six-month periods ended June 30, 2014 and 2013. The amounts were accounted for as cost of gaming operations in the consolidated statements of comprehensive income. Amortization expenses related to technical know-how were approximately $13,000 six-month periods ended June 30, 2014 and 2013. The amounts were accounted for as cost of gaming products in the consolidated statements of comprehensive income. Amortization expenses related to patents and trademarks were approximately $12,000 for the six-month periods ended June 30, 2014 and 2013, respectively. The amounts were accounted for as selling, general and administrative expenses in the consolidated statements of comprehensive income.

The Company measures and tests finite-lived intangibles for impairment when there are indicators of impairment in accordance with ASC 360-10-05, Property, Plant and Equipment.

The Company measures and tests Goodwill for impairment, at least annually in accordance with ASC 350-10-05, Intangibles — Goodwill and Other.

Impairment testing for goodwill and other intangibles requires judgment, including the identification of reporting units, allocation of related goodwill, assignment of corporate shared assets and liabilities to reporting units, estimated future cash flows and determinations of fair values. While the Company believes its estimates of future revenues and future cash flows are reasonable, different assumptions could materially affect the assessment of useful lives, recoverability and fair values. No impairment charges relating to intangible assets were recorded for the six-month periods ended June 30, 2014 and 2013, respectively.

Litigation and Other Contingencies

In the performance of its ordinary course of business operations, the Company is subject to risks of various legal matters, litigation and claims of various types. The Company has regular litigation reviews, including updates from corporate and outside counsel, to assess the need for accounting recognition or disclosure of these contingencies. See Note 16.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 1. Description of Business and Significant Accounting Policies – (continued)

ASC 450, Contingencies, requires that liabilities for contingencies be recorded when it is probable that a liability has been incurred and that the amount can be reasonably estimated. Significant management judgment is required related to contingent liabilities and the outcome of litigation because both are difficult to predict. For a contingency for which an unfavorable outcome is reasonably possible and which is significant, the Company discloses the nature of the contingency and, when feasible, an estimate of the possible loss.

Revenue Recognition

The Company recognizes revenue when all of the following have been satisfied:

•	Persuasive evidence of an arrangement exists;
•	The price to the customer is fixed and determinable;
•	Delivery has occurred and any acceptance terms have been fulfilled;
•	No significant contractual obligations remain; and
•	Collection is reasonably assured.

Gaming Revenue and Promotional Allowances

The Company earns recurring gaming revenue from its gaming operations.

For slot operations, the Company earns recurring gaming revenue by providing customers with EGMs and casino management systems which track game performance and provide statistics on installed EGMs owned by the Company and leased to venue owners. Revenues are recognized on the contractual terms of the slot agreements between the Company and the venue owners and are based on the Company’s share of net winnings and reimbursement of expenses, net of customer incentives and commitment fees.

Revenues are recognized as earned unless collection is not reasonably assured, in which case revenues are recognized when the payment for net winnings is received. All slot operations revenues were recognized as earned during the six-month periods ended June 30, 2014 and 2013, respectively.

Commitment fees paid to the venue operators relating to contract amendments which are not recoverable from daily net win are capitalized as assets and amortized as a reduction of revenue over the term of the amended contracts. The Company had commitment fee balances related to contract amendments of approximately $180,000 and $234,000 as of June 30, 2014 and December 31, 2013, respectively.

For the discontinued casino operations, the Company’s revenues are measured by the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession, if any. Cash discounts, other cash incentives related to casino play and commissions rebated through junkets or tour guides, if any, to customers are recorded as a reduction to casino revenue. Consequently, the Company’s casino revenues are reduced by discounts and commissions.

The Company does not accrue jackpot liabilities for its slot machine base and progressive jackpots because the Company can avoid payment of such amounts, as regulations do not prohibit removal of gaming machines from the gaming floor without payment of the jackpots.

Promotional allowances represent goods and services, which would be accounted for as revenue if sold, that a casino gives to customers as an inducement to gamble at that establishment. Such goods and services include food and beverages. The Company includes the retail value of promotional allowances in gross revenues and deducts it from gross revenues to reach net revenues on the face of the consolidated statements of comprehensive income.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 1. Description of Business and Significant Accounting Policies – (continued)

The Company also earned recurring gaming revenue through leasing table game equipment and providing casino management services to gaming operators within its casino property. Revenues from gaming table leasing arrangements are recognized as earned over the contractual terms of the arrangement between the Company and the gaming promoters and are included in discontinued operations.

Gaming Products Sales

The Company recognizes revenue from the sale of its gaming products to end users upon shipment against customer contracts or purchase orders.

Stock-Based Compensation

Under the fair value recognition provisions of ASC 718, Compensation-Stock Compensation, the Company recognizes stock-based compensation expenses for all service-based awards to employees and non-employee directors with graded vesting schedules on the straight-line basis over the requisite service period for the entire award. Estimates are revised if subsequent information indicates that forfeitures will differ from previous estimates, and the cumulative effect on compensation cost of a change in the estimated forfeitures is recognized in the period of the change. For non-employee awards, the Company remeasures compensation cost each period until the service condition is complete and recognizes compensation cost on the straight-line basis over the requisite service period. Option valuation models require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the fair value estimates. Judgment is required in estimating stock price volatility, forfeiture rates, expected dividends, and expected terms that options remain outstanding. For restricted stock awards with performance conditions, the Company evaluates if performance conditions are probable in each reporting period. The compensation expense of restricted awards is recognized ratably over the implicit service period if achieving performance conditions is probable. Cumulative catch-up adjustments are required in the event of changes in assessment of probability. See Note 12 for additional information relating to stock-based compensation assumptions. Stock-based compensation expenses totaled approximately $141,000 and $445,000 for the six-month periods ended June 30, 2014 and 2013, respectively.

Product Development

Product development expenses are expensed as incurred. Employee related costs associated with product development are included in product development expenses. Product development expenses were approximately $156,000 and $155,000 for the six-month periods ended June 30, 2014 and 2013, respectively.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists:

•	Ownership is transferred to the lessee by the end of the lease term;
•	There is a bargain purchase option;
•	The lease term is at least 75% of the property’s estimated remaining economic life; or
•	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Company had no capital leases as of June 30, 2014 and December 31, 2013.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 1. Description of Business and Significant Accounting Policies – (continued)

Income Taxes

The Company is subject to income taxes in the United States (including federal and state) and several foreign jurisdictions in which it operates. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. ASC 740, Income Taxes, requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent the Company believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including its recent cumulative earnings experience and expectations of future taxable income by taxing jurisdiction, the carry-forward periods available to the Company for tax reporting purposes, and other relevant factors.

The Company accounts for uncertain tax positions in accordance with ASC 740, which contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely to be realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in the provision for income taxes in the statements of comprehensive income.

On December 31, 2010, the Company effected a Quasi-Reorganization. As of that date, the Company’s deferred taxes were reported in conformity with applicable income tax accounting standards described above, net of applicable valuation allowances. Deferred tax assets and liabilities were recognized for differences between the assigned values and the tax basis of the recognized assets and liabilities with corresponding valuation allowances as appropriate. In accordance with the Quasi-Reorganization requirements, pre-existing tax benefits realized subsequent to the Quasi-Reorganization are recorded directly in equity.

(Loss)/Earnings Per Share

Basic (loss)/earnings per share are computed by dividing the reported net (loss)/earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing the net income by the weighted average number of shares of common stock and shares issuable from stock options and restricted shares during the period. The computation of diluted earnings per share excludes the impact of stock options and restricted shares that are anti-dilutive. There is no difference in diluted loss per share from basic loss per share as the assumed exercise of common stock equivalents would have an anti-dilutive effect due to losses.

Foreign Currency Translations and Transactions

The functional currency of the Company’s international subsidiaries, except for its operations in Cambodia whose functional currency is also U.S. dollars (“US$”), is generally the local currency. For these subsidiaries, the Company translates the assets and liabilities at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the year. Resulting currency translation adjustments are recorded directly to accumulated other comprehensive income within stockholders’ equity. Gains and losses resulting from transactions in non-functional currencies are recorded in the statements of comprehensive income.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 1. Description of Business and Significant Accounting Policies – (continued)

Below is a summary of closing exchange rates as of June 30, 2014 and December 31, 2013, and average exchange rates for the six-month periods ended June 30, 2014 and 2013, respectively.

(US$1 to foreign currency)	June 30, 2014	December 31, 2013
Australian dollar	1.06	1.13
Hong Kong dollar	7.75	7.75
Philippine peso	43.77	44.45
Thai baht	32.52	32.92

	Six-Month Periods Ended June 30,
(US$1 to foreign currency)	2014	2013
Australian dollar	1.09	0.99
Hong Kong dollar	7.76	7.76
Philippine peso	44.56	41.37
Thai baht	32.61	29.93

Fair Value Measurements

Fair value is defined under ASC 820, Fair Value Measurements and Disclosures, as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard establishes a fair value hierarchy based on three levels of input, of which the first two are considered observable and the last unobservable.

•	Level 1 — Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.
•	Level 2 — Input, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily-available pricing sources for comparable instruments.
•	Level 3 — Unobservable input, where there is little or no market activity for the asset or liability. This input reflects the reporting entity’s own assumptions of the data that participants would use in pricing the asset or liability, based on the best information available under the circumstances.

As of June 30, 2014, the fair values of cash and cash equivalents, accounts receivable and accounts payable approximate carrying values due to the short maturity of these items.

Guarantees

The Company recognizes a guarantee at its inception which is the greater of (i) the fair value of the guarantee and (ii) the contingent liability amount. The fair value of a guarantee is determined by using expected present value measurement techniques. The initial liability recognized is amortized over the guarantee period. The Company does not accrue any guarantee liabilities as of the balance sheet dates.

Recent Accounting Pronouncements

In April 2014, the FASB issued Accounting Standards Update No. 2014-08 (ASU 2014-08) “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 1. Description of Business and Significant Accounting Policies – (continued)

and certain other disposals that do not meet the definition of a discontinued operation. It is effective for annual periods beginning on or after December 15, 2014. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. We do not expect the impact of the adoption of ASU 2014-08 to be material to our consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) “Revenue from Contracts with Customers.” ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

Note 2. Segments

The Company currently conducts business in two operating segments: (i) gaming operations, which include EGM participation operations; and (ii) gaming products, which consist of the design, manufacture and distribution of gaming chips and plaques. The Company owned and operated a casino in the Pailin Province of Cambodia. In June 2014, the Company ceased operations of the casino and entered into an agreement to sell 100% of the issued capital shares of Dreamworld Leisure (Pailin) Limited, a wholly-owned Cambodian subsidiary of the Company established for the purpose of owning and operating the casino. The Company was also engaged in the design, manufacture and distribution of other non-gaming plastic products, primarily for the automotive industry. These operations were sold on March 28, 2013. All the related historical revenues and expenses for the casino in Pailin and non-gaming plastic products operations have been reclassified as discontinued operations. The accounting policies of these discontinued operations are consistent with the Company’s policies for the accompanying consolidated financial statements.

	Six-Month Periods Ended June 30,
(amounts in thousands)	2014	2013
	(Unaudited)	(Unaudited)
Revenues:
Gaming operations	$8,303	$9,432
Gaming products	1,335	1,589
Total revenues	$9,638	$11,021
Operating (loss)/income:
Gaming operations gross margin	$3,415	$4,213
Gaming products gross margin	(1,078)	(452)
Corporate and other operating costs and expenses	(2,975)	(3,498)
Total operating (loss)/income	$(638)	$263
Depreciation and amortization:
Gaming operations	$3,165	$3,583
Gaming products	386	147
Corporate	19	14
Total depreciation and amortization	$3,570	$3,744

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 2. Segments – (continued)

Geographic segment revenues for the six-month periods ended June 30, 2014 and 2013 consisted of the following:

	Six-Month Periods Ended June 30,
(amounts in thousands)	2014	2013
	(Unaudited)	(Unaudited)
Cambodia	$6,895	$7,726
Macau	497	700
Philippines	1,864	2,259
Australia	316	163
Other	66	173
	$9,638	$11,021

For the six-month periods ended June 30, 2014 and 2013, in the gaming operations segment, the largest customer represented 69% and 72%, respectively, of total gaming operations revenue. For the six-month periods ended June 30, 2014 and 2013, in the gaming products segment, the largest customer represented 24% and 37%, respectively, of total gaming products sales.

Note 3. Inventories

Inventories consisted of the following:

(amounts in thousands)	June 30, 2014	December 31, 2013
	(Unaudited)
Raw materials(1)	$1,717	$809
Work-in-process(1)	1,182	342
Finished goods	31	367
Spare parts and supplies	127	145
	$3,057	$1,663

(1)	Raw materials and work-in-process increased from December 30, 2013 to June 30, 2014 in preparation for gaming chip and plaque orders expected to be delivered in the second half of 2014.

Note 4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

(amounts in thousands)	June 30, 2014	December 31, 2013
	(Unaudited)
Prepayments to suppliers	$710	$400
Prepaid leases	13	43
	$723	$443

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 5. Receivables

Accounts and other receivables consisted of the following:

(amounts in thousands)	June 30, 2014	December 31, 2013
	(Unaudited)
Trade accounts	$906	$922
Other	103	453
	1,009	1,375
Less: allowance for doubtful accounts	—	—
Net	$1,009	$1,375

Note 6. Gaming Equipment

Gaming equipment is stated at cost. The major categories of gaming equipment and accumulated depreciation consisted of the following:

(amounts in thousands)	Useful Life (years)	June 30, 2014	December 31, 2013
	(Unaudited)
EGMs	3 – 5	$17,731	$17,587
Systems	5	1,503	1,417
Other gaming equipment	3 – 5	—	42
		19,234	19,046
Less: accumulated depreciation		(12,362)	(10,875)
		$6,872	$8,171

Depreciation expense of gaming equipment of approximately $1.5 million and $2.0 million was included in cost of gaming operations in the consolidated statements of comprehensive income for the six-month periods ended June 30, 2014 and 2013, respectively.

Note 7. Property and Equipment

Property and equipment are stated at cost. Property and equipment consisted of the following:

(amounts in thousands)	Useful Life (years)	June 30, 2014	December 31, 2013
	(Unaudited)
Equipment, vehicles, furniture and fixtures	3 – 10	$6,174	$4,109
Land and building	5	2,928	2,949
Leasehold improvements	1 – 5	1,188	1,029
Construction in progress	N/A	581	996
System development cost	N/A	201	116
		11,072	9,199
Less: accumulated depreciation		(2,004)	(1,342)
		$9,068	$7,857

Depreciation expense of property and equipment of approximately $297,000 and $174,000 was included in cost of gaming operations in the consolidated statements of comprehensive income for the six-month periods ended June 30, 2014 and 2013, respectively.

Depreciation expense of property and equipment of approximately $321,000 and $108,000 was included in cost of gaming products in the consolidated statement of comprehensive income for the six-month periods ended June 30, 2014 and 2013, respectively.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 8. Goodwill and Intangible Assets, including Casino Contracts

Intangible assets, if any, are stated at cost. The Company’s intangible assets consisted of the following:

(amounts in thousands)	Useful Life (years)	June 30, 2014	December 31, 2013
	(Unaudited)
Gaming operation agreement	4 – 5	$1,184	$1,178
Less: accumulated amortization		(693)	(567)
		491	611
Goodwill	N/A	358	353
Patents	5 – 6	114	114
Less: accumulated amortization		(72)	(62)
		42	52
Trademarks	5 – 9	26	26
Less: accumulated amortization		(11)	(10)
		15	16
Technical know-how	10	261	261
Less: accumulated amortization		(54)	(41)
		207	220
Casino contracts	5 – 6	12,795	12,764
Less: accumulated amortization		(8,577)	(7,335)
		4,218	5,429
		$5,331	$6,681

Amortization expense for finite-lived intangible assets was approximately $1.4 million for the six-month periods ended June 30, 2014 and 2013, respectively.

Goodwill movements during the periods consisted of the following:

(amounts in thousands)	2014	2013
	(Unaudited)
Balance as of January 1	$353	$380
Foreign currency translation adjustment	5	(27)
Balance as of June 30/December 31	$358	$353

Note 9. Prepaids, Deposits and Other Assets

Prepaids, deposits and other assets consisted of the following:

(amounts in thousands)	June 30, 2014	December 31, 2013
	(Unaudited)
Prepaid taxes	$1,014	$927
Prepaid leases	217	222
Prepayments to suppliers	235	279
Deposits on EGM and system orders	92	16
Rentals, utilities and other deposits	291	353
	$1,849	$1,797

As of June 30, 2014, prepaid leases consisted of land lease prepayments of approximately $217,000 for a potential gaming development project located in the Kampot Province of Cambodia.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 10. Accrued Expenses

Accrued expenses consisted of the following:

(amounts in thousands)	June 30, 2014	December 31, 2013
	(Unaudited)
Payroll and related costs	$252	$601
Professional fees	388	312
Withholding tax expenses	553	551
Other tax expenses(1)	—	482
Others	238	420
	$1,431	$2,366

(1)	Other tax expenses as of December 31, 2013 represented an accrued tax liability related to the Philippines operations, resulting from finalization of the Philippines income tax return for the 2010 year. The accrual was reversed in the three-month period ended June 30, 2014.

Note 11. Other Liabilities

Other liabilities consisted of the following:

(amounts in thousands)	June 30, 2014	December 31, 2013
	(Unaudited)
Tax liabilities	$689	$659
Others	32	83
	$721	$742

Note 12. Stock-Based Compensation

Options

The Company effected a 1-for-4 reverse stock split of its common shares as of June 12, 2012. All historical share amounts and share price information presented in this Note 12 have been proportionally adjusted to reflect the impact of this reverse stock split.

At the annual shareholders meeting held on September 8, 2008, a new stock option plan, the “2008 Stock Incentive Plan” (the “2008 Plan”), was voted on and became effective on January 1, 2009, which replaced two previous plans, the Amended and Restated 1999 Stock Option Plan and the Amended and Restated 1999 Directors’ Stock Option Plan (the “Stock Option Plans”), thereby terminating both of the Stock Option Plans on December 31, 2008.

The 2008 Plan allows for incentive awards to eligible recipients consisting of:

•	Options to purchase shares of common stock that qualify as incentive stock options within the meaning of the Internal Revenue Code;
•	Non-statutory stock options that do not qualify as incentive options;
•	Restricted stock awards; and
•	Performance stock awards which are subject to future achievement of performance criteria or free of any performance or vesting.

The maximum number of shares reserved for issuance under the 2008 Plan was originally 1,250,000 shares, and in July 2010 the Company’s shareholders approved an increase in the number of shares

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 12. Stock-Based Compensation  – (continued)

reserved for issuance to 2,500,000 shares. At the annual shareholders meeting held on July 13, 2012, the Company’s shareholders approved a further increase in the number of shares reserved for issuance to 3,750,000 shares. The exercise price shall not be less than 100% of the fair market value of one share of common stock on the date of grant, unless the participant owns more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company, in which case the exercise price shall then be 110% of the fair market value. The outstanding stock options generally vest from six-months and one-day to over three years and have ten-year contractual terms.

During the six-month period ended June 30, 2014, stock options for the purchase of 225,000 shares of common stock were granted with a weighted average exercise price of $1.21 and weighted average fair value of $0.67 (2013: $1.18) per share and will vest from six-month and one day to three-year periods. During the six-month period ended June 30, 2014, 95,000 shares of restricted stock awards with a weighted average fair value of $1.21 per share were issued. The shares of restricted stock shall vest, subject to and upon the recipient’s achievement of key operational and financial performance milestones or according to the vesting period. For restricted stock awards with performance conditions, the Company evaluates if performance conditions are probable in each reporting period. The compensation expense of restricted awards is recognized ratably over the implicit service period if achieving performance conditions is probable. Cumulative catch-up adjustments are required in the event of any changes in the assessment of probabilities.

During the six-month period ended June 30, 2014, there were no exercises of outstanding stock options.

Prior to January 1, 2009, the Company had two stock options plans, the Amended and Restated 1999 Stock Option Plan and the Amended and Restated 1999 Directors’ Stock Option Plan (the “Previous Stock Option Plans”), through which 3,750,000 shares and 75,000 shares were authorized, respectively. Both Previous Stock Option Plans expired on December 31, 2008; however, options granted under the Previous Stock Option Plans that were outstanding as of the date of termination remain outstanding and subject to termination according to their terms.

As of June 30, 2014, stock options for the purchase of 936,864 and 20,000 shares of common stock, respectively, were outstanding in relation to the Amended and Restated 1999 Stock Option Plan and the Amended and Restated 1999 Director’s Stock Option Plan.

As of June 30, 2014, there were no outstanding non-plan options to purchase common stock. All previously granted non-plan options had expired by December 31, 2012. The non-plan options were issued to certain employees and non-employees of EGT Entertainment Holding Limited as approved by the Company’s stockholders in September 2007 pursuant to the initial closing of the transactions under the Securities Purchase and Product Participation Agreement dated June 12, 2007 between the Company and EGT Entertainment Holding Limited.

As of June 30, 2014, stock options for the purchase of 2,399,038 shares of common stock were outstanding under the 2008 Plan.

As of June 30, 2014, 2,949,235 stock options were exercisable with a weighted average exercise price of $2.12, a weighted average fair value of $0.90 and an aggregate intrinsic value of approximately $169,000. The total fair value of shares vested during the six-month period ended June 30, 2014 was approximately $312,000. The total compensation cost related to unvested shares as of June 30, 2014 was approximately $176,000. The amount was expected to be recognized over 1.80 years.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 12. Stock-Based Compensation  – (continued)

A summary of all current and expired plans as of June 30, 2014 and changes during the period then ended are presented in the following table:

Options

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2013	3,291,738	$2.11	6.13	$738
Granted	225,000	1.21	3.78	—
Exercised	—	—	—	—
Forfeited or expired	(160,836)	2.04	—	—
Outstanding as of June 30, 2014	3,355,902	2.05	5.83	169
Exercisable as of June 30, 2014	2,949,235	$2.12	5.38	$169

Restricted Stock

	Number of shares	Weighted Average Fair Value at Grant Date	Weighted Average Remaining Contractual Life (in years)
Unvested balance as of December 31, 2013	—	$—	—
Granted	95,000	1.21	1.33
Vested(1)	(40,000)	1.21	0.31
Unvested balance as of June 30, 2014	55,000	1.21	1.33

(1)	Vested shares included 25,000 shares of restricted common stock issued in 2014 for which final vesting is subject to the approval of Company’s compensation committee.

Recognition and Measurement

The fair value of each stock-based award to employees and non-employee directors is estimated on the measurement date which generally is the grant date while awards to non-employees and restricted common stock with performance criteria are measured at the earlier of the performance commitment date or the service completion date using the Black-Scholes-Merton option-pricing model. Option valuation models require the input of highly subjective assumptions, and changes in assumptions used can materially affect the fair value estimates. The Company estimates the expected life of the award by taking into consideration the vesting period, contractual term, historical exercise data, expected volatility, blackout periods and other relevant factors. Volatility is estimated by evaluating the Company’s historical volatility data. The risk-free interest rate on the measurement date is based on U.S. Treasury constant maturity rates for a period approximating the expected life of the award. The Company historically has not paid dividends, nor does it expect to pay dividends in the foreseeable future and, therefore, the expected dividend rate is zero.

The following table summarizes the range of assumptions utilized in the Black-Scholes-Merton option-pricing model for the valuation of stock options granted during the six-month periods ended June 30, 2014 and 2013.

	Six-Month Periods Ended June 30,
	2014		2013
Range of values:	Low	High	Low	High
Expected volatility	73.03%	74.03%	73.78%	76.49%
Expected dividends	—	—	—	—
Expected term (in years)	3.73	9.11	3.73	9.70%
Risk free rate	1.16%	2.52%	0.55%	2.45%

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 12. Stock-Based Compensation  – (continued)

For stock-based compensation accrued to employees and non-employee directors, the Company recognizes stock-based compensation expense for all service-based awards with graded vesting schedules on the straight-line basis over the requisite service period for the entire award. Initial accruals of compensation expense are based on the estimated number of shares for which requisite service is expected to be rendered. Estimates are revised if subsequent information indicates that forfeitures will differ from previous estimates, and the cumulative effect on compensation cost of a change in the estimated forfeitures is recognized in the period of the change.

For non-employee awards, the Company remeasures compensation cost each period until the service condition is complete and recognizes compensation cost on the straight-line basis over the requisite service period.

The Company estimates forfeitures and recognizes compensation cost only for those awards expected to vest assuming all awards would vest and reverse recognized compensation cost for forfeited awards when the awards are actually forfeited.

For awards with service conditions and graded vesting that were granted prior to the adoption of ASC 718, the Company estimates the requisite service period and the number of shares expected to vest, and recognizes compensation expense for each tranche on the straight-line basis over the estimated requisite service period.

Note 13. Related Party Transactions

Effective January 1, 2010, the Company began sub-leasing office space from Melco Services Limited, a wholly-owned subsidiary of Melco International Development Limited, which is also the parent of the Company’s principal shareholder, EGT Entertainment Holding Limited. This sub-lease expired at the end of March 2013 and the Company moved its principal executive office to the premises of the new Hong Kong Dolphin facilities in April 2013. The relocation of the Company’s principal executive office serves to minimize costs and improve oversight of its Dolphin operations.

Significant revenues, purchases and expenses arising from transactions with related parties consisted of the following:

	Six-Month Periods Ended June 30,
(amounts in thousands)	2014	2013
	(Unaudited)	(Unaudited)
Melco Crown (Macau) Limited
Sales of gaming products	$135	$630
MCE Leisure (Philippines) Corporation
Sales of gaming products	$98	$—
Melco Services Limited
Technical services	$1	$10
Office rental	1	48
Golden Future (Management Services) Ltd
Management services	$148	$21

Melco Services Limited is a wholly-owned subsidiary of Melco International Development Limited, which owns 38.0% of Entertainment Gaming Asia Inc.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 13. Related Party Transactions – (continued)

Melco International Development Limited owns 33.6% of Melco Crown Entertainment Limited, which owns 90.0% of Melco Crown (Macau) Limited.

Melco Crown Entertainment Limited owns 68.8% of Melco Crown (Philippines) Resorts Corporation, which owns 100% of MCE Leisure (Philippines) Corporation.

Golden Future (Management Services) Limited is a wholly-owned subsidiary of Melco Crown (Macau) Limited.

Note 14. Income Taxes

The Company recorded income tax expenses of $30,000 and $48,000 for the six-month periods ended June 30, 2014 and 2013, respectively. The Company’s effective income tax rates were (4.7)% and 48.2% for the six-month periods ended June 30, 2014 and 2013, respectively. EGT Cambodia entity and Dreamworld Casino (Pailin) are income tax exempt and only pay a fixed monthly tax rather than a tax on income.

The fixed obligation tax arrangement is subject to annual renewal and negotiation and the Company has renewed the fixed obligation tax arrangement for both EGT Cambodia and Dreamworld Casino (Pailin) for 2014.

The Company has been subjected to income tax examinations by tax authorities in jurisdictions in which it operates. During the years ended December 31, 2011 and 2012, the United States Internal Revenue Service (the “IRS”) conducted an audit of the Company’s 2008 and 2009 tax returns in the United States. On January 23, 2013, the IRS formally notified the Company that it had completed the review of the examination of the above-mentioned years with no changes to the Company’s tax position.

The Company's 2009 to 2013 Australian income tax returns remain open to examination by the Australian Taxation Office. The Company's 2010 to 2013 Cambodian income tax returns remain open to examination by the General Department of Taxation. The Company's 2011 to 2013 Philippines income tax returns remain open to examination by the Philippines Bureau of Internal Revenue. The Company's 2007 to 2013 Hong Kong income tax returns remain open to examination by the Hong Kong Inland Revenue Department.

Note 15. Discontinued Operations

From July 2006 until March 2013, the Company’s operations included the development, manufacture and sale of gaming chips and plaques from its subsidiary, Dolphin Australia. It also conducted the development, manufacture and sale of non-gaming plastic products for a number of industries, including the automotive industry, from the Melbourne facility.

On February 22, 2013, the Company entered into a Share Sale Agreement with the then general manager of the Dolphin Australia operations, pursuant to which it agreed to sell him the portion of its business dedicated to the non-gaming plastic products, mainly automotive parts. The sale was completed on March 28, 2013. In connection with the sale of non-gaming operations, the Company relocated its gaming products operations, which included gaming chips and plaques, from Melbourne, Australia to Hong Kong. Commercial production in the new facility commenced in May 2013.

Prior to the completion of the sale, the Company transferred out of Dolphin Australia to Dolphin Hong Kong, both of which are subsidiaries wholly-owned by the Company, all inventory on hand and all assets and operations relating to the Company’s gaming chips and plaques operations, including all trademarks, patent rights and other intellectual property.

The purchase price received pursuant to the Share Sale Agreement was 350,000 Australian dollars (AUD). The Company also agreed to assume Dolphin Australia’s liabilities for (i) severance under Australian

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 15. Discontinued Operations  – (continued)

labor laws for those employees to be terminated by Dolphin Australia as part of the transactions, approximately $750,000, (ii) the lease for the Melbourne facility through the end of its present term expiring in January 2014, net of sub-lease income, approximately $350,000, and (iii) all Dolphin Australia payables, net of receivables, relating to both gaming and non-gaming operations up to March 28, 2013.

The buyer owed the Company $1.1 million for the settlement of working capital related to the sale of the non-gaming Dolphin assets. As of December 31, 2013, the outstanding balance had been fully settled.

As part of the sale transaction, the Company also agreed to grant Dolphin Australia a non-transferable, substantially royalty-free license to utilize certain trademarks and patent rights in connection with Dolphin Australia’s manufacture and sale of plastic products for the non-gaming industries.

From May 2012 until June 2014, the Company owned and operated a casino in the Pailin Province of Cambodia (“Dreamworld Casino (Pailin)”). Dreamworld Casino (Pailin) was constructed on land leased from a local land owner and, in consideration, the land owner was entitled to receive a monthly rental fee in the amount of $5,000 and 20% of the profit before depreciation (the total gross revenue of the casino less any payouts paid to customers, operating expenses, and gaming and non-gaming taxes on the casino’s revenue). The initial lease term was 20 years, commencing in September 2011, and was subject to renewal by the parties in writing.

On June 1, 2014, the Company ceased operations of Dreamworld Casino (Pailin). On June 20, 2014, the Company entered into an agreement to sell 100% of the issued capital shares of Dreamworld Leisure (Pailin) Limited (“DWP”), a wholly-owned Cambodian subsidiary of the Company established for the purpose of owning and operating Dreamworld Casino (Pailin), to a local Cambodian individual. In connection with the sale of the issued capital shares of DWP, on June 20, 2014 the Company and its partner in the operations entered into an agreement to terminate the previous agreements with the partner and all future obligations thereunder including future lease payments owed by the Company.

The sale includes all assets of DWP with the exception of all electronic gaming machines, certain surveillance equipment and other assets excluded in the agreement and prohibits any use of the Dreamworld brand name by the buyer. Total consideration paid to the Company by the buyer will be $500,000, of which $100,000 was paid at the time of entering the agreement and the balance is to be paid in sixteen $25,000 monthly installments commencing within one month of the signed agreement. The parties expect to complete the sale transaction subject to the buyer’s receipt of certain government approvals, which is expected within the next few months. The Company intends to recognize the anticipated gain on the disposal of the assets when the transaction closes.

In compliance with the annual valuation review of the Dreamworld Casino (Pailin) facility and gaming assets under U.S. Generally Accepted Accounting Principles (GAAP), the Company had recorded an impairment charge of approximately $2.5 million as of December 31, 2013 related to these operations. The impairment charge represented the entire capital expenditure incurred by the Company for the property as of December 31, 2013, with the exception of those assets that the Company believed could be redeployed to other existing properties.

The following table details the significant components of revenues and loss from discontinued operations, net of income taxes.

	Six-Month Periods Ended June 30,
(amounts in thousands)	2014	2013
Revenues from casino operations	$228	$2,001
Revenues from non-gaming products	—	2,043

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 15. Discontinued Operations  – (continued)

	Six-Month Periods Ended June 30,
(amounts in thousands)	2014	2013
Total revenues from discontinued operations	$228	4,044
Pre-tax loss from casino operations	$(395)	$(765)
Pre-tax loss from non-gaming products	—	(2,109)
Benefit for income taxes related to discontinued operations	—	28
Loss from discontinued operations	$(395)	$(2,846)

The following table details selected financial information for the discontinued operations in the consolidated statements of comprehensive income.

	Six-Month Periods Ended June 30,
(amounts in thousands)	2014	2013
	Unaudited	Unaudited
Loss from operations	$(402)	$(561)
Loss on disposal	—	(2,442)
Other(1)	7	129
Income tax benefit(2)	—	28
Loss from discontinued operations, net of tax	$(395)	$(2,846)

(1)	Other represented foreign currency exchange differentials from Dreamworld Casino (Pailin) discontinued operations and recognized government grant income from Dolphin Australia discontinued operations.
(2)	Income tax benefit represented a reversal of previously recognized uncertain tax benefits from Dolphin Australia discontinued operations.

Note 16. Commitments and Contingencies

Legal Matters

Prime Mover/Strata Litigation

On March 26, 2010, a complaint (as subsequently amended on May 28, 2010 and December 20, 2011) (the “Complaint”) was filed by certain of the Company's shareholders including Prime Mover Capital Partners L.P., Strata Fund L.P., Strata Fund Q.P. L.P., and Strata Offshore Fund, Ltd (collectively, the “Plaintiffs”) in the United States District Court for the Southern District of New York against certain defendants including the Company and certain other of current and former directors and officers. The case number is 12-4393.

On December 18, 2013, the Second Circuit affirmed by Summary Order the District Court’s September 28, 2012 judgment granting the dismissal of the Plaintiffs’ Complaint. Since the Plaintiffs did not request a rehearing of the Summary Order in the permitted time, the civil action was concluded with all claims dismissed against all parties.

ENTERTAINMENT GAMING ASIA INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Unaudited)

Note 17. (Loss)/Earnings Per Share

Computation of the basic and diluted earnings/(loss) per share from continuing operations consisted of the following:

	Six-Month Periods Ended June 30,
	2014			2013
(amounts in thousands, except per share data)	Loss	Number of Shares	Per Share Amount	Income	Number of Shares	Per Share Amount
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Basic
Net (loss)/income attributable to equity shareholders	$(657)	30,016	(0.02)	$52	29,975	$—
Effect of dilutive securities
Dilutive stock options/restricted shares(1)		—			737
Diluted
Net (loss)/income attributable to equity shareholders plus assumed conversion	$(657)	30,016	(0.02)	$52	30,712	$—

(1)	There was no difference in diluted loss per share from basic loss per share as the assumed exercise of common stock equivalents would have an anti-dilutive effect due to losses for the six-month period ended June 30, 2014.

For the six-month periods ended June 30, 2014 and 2013, outstanding stock options of 3,093,402 and 2,166,738 shares of common stock were excluded from the calculation of diluted earnings per share as their effect would be anti-dilutive.

Note 18. Accumulated Other Comprehensive Income

The accumulated balances in respect of other comprehensive income consisted of the following:

(amounts in thousands)	Unrealized Actuarial Income	Foreign Currency Translation	Accumulated Other Comprehensive Income
	(Unaudited)	(Unaudited)	(Unaudited)
Balances, January 1, 2013	$62	$867	$929
Current period other comprehensive income/(loss)	37	(224)	(187)
Balances, December 31, 2013	99	643	742
Current period other comprehensive income	—	58	58
Balances, June 30, 2014	$99	$701	$800

ENTERTAINMENT GAMING ASIA INC.

27,777,673 Shares

Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth estimated expenses we expect to incur in connection with the resale of the shares being registered. All such expenses are estimated except for the SEC registration fee.

SEC registration fee	$1,932
Printing expenses	$8,500
Fees and expenses of counsel for the Company	$200,000
Fees and expenses of accountants for the Company	$28,000
Fees and expenses for financial advisors for the Company	$400,000
Miscellaneous	$111,568
Total	$750,000

Item 14. Indemnification of Directors and Officers.

(a) Articles of Incorporation.  Our Articles of Incorporation provide that to the fullest extent permitted by the Nevada General Corporation Law as the same exists or may hereafter be amended, a director of our corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(b) Bylaws.  Our Bylaws provide that we may indemnify our directors, officers, employees and other agents to the fullest extent permitted under the Nevada General Corporation Law. We have obtained liability insurance for our officers and directors.

(c) Agreement.  We have entered into separate indemnification agreements with each of our directors and officers. These agreements require us, among other things, to indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to the best interests of our corporation), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

Number	Exhibit Description	Method of Filing
3.1	Amended and Restated Articles of Incorporation of the Registrant dated June 7, 2003.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on June 18, 2003.
3.2	Amended and Restated Bylaws of the Registrant dated November 13, 2002.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on January 8, 2003.
3.3	Certificate of Amendment to Articles of Incorporation dated August 23, 2005.	Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed on April 13, 2007.
3.4	Certificate of Amendment to Articles of Incorporation dated January 9, 2007.	Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed on April 13, 2007.
3.5	Certificate of Amendment to Articles of Incorporation dated September 10, 2007.	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2007.

Number	Exhibit Description	Method of Filing
3.6	Certificate of Amendment to Articles of Incorporation dated July 23, 2010.	Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed on March 30, 2011.
3.7	Certificate of Change filed with the Secretary of State of Nevada on June 12, 2012.	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated June 12, 2012.
4.1	Specimen Stock Certificate.	Previously filed.
4.2	Specimen Subscription Right.	Previously filed.
5.1	Opinion of Greenberg Traurig, LLP.	Previously filed.
8.1	Opinion of Greenberg Traurig, LLP as to certain tax matters.	Filed electronically herewith.
10.1*	Form of Indemnification Agreement.	Incorporated by reference from the Registrant’s Quarterly Report on 10-QSB/A filed on August 19, 2003.
10.2*	Amended and Restated 1999 Stock Option Plan.	Incorporated by reference from the Registrant’s Quarterly Report on 10-QSB/A filed on August 19, 2003.
10.3	Machines Operation and Participation Agreement by and among the Registrant, Elixir Gaming Technologies (Hong Kong) Limited and NagaWorld Limited dated as of December 13, 2008.	Incorporated by reference from the Registrant’s Annual Report on Form 10K filed on March 30, 2009.
10.4	Two Services Agreements between the Registrant and Melco Services Limited dated as of May 18, 2009.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 18, 2009.
10.5	Option Deed between Elixir Gaming Technologies (Hong Kong) Limited and NagaWorld Limited as of July 25, 2009.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on July 30, 2009.
10.6	Machines Operation and Participation Agreement by and among the Registrant, Elixir Gaming Technologies (Hong Kong) Limited and NagaWorld Limited dated as of July 25, 2009.	Filed electronically herewith.
10.7*	2008 Stock Incentive Plan.	Incorporated by reference from the Registrant’s definitive Proxy Statement filed on August 20, 2008.
10.8	Machines Operation and Participation Consolidation Agreement by and among the Registrant, Elixir Gaming Technologies (Cambodia) Limited and NagaWorld Limited dated as of December 30, 2009.	Filed electronically herewith.
10.9	Supplemental Agreement to Machines Operation and Participation Consolidation Agreement dated May 25, 2010 among the Registrant, Elixir Gaming Technologies (Cambodia) Limited and NagaWorld Limited.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 26, 2010.

Number	Exhibit Description	Method of Filing
10.10	Shareholders Agreement dated March 4, 2011 between the Registrant and Mey Thoul, a Cambodian individual.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on March 8, 2011.
10.11	Undertaking Agreement dated July 13, 2011 among Elixir Gaming Technologies (Cambodia) Co., Limited, Dreamworld Leisure (Pailin) Limited and Ban Sreymom, a Cambodian individual.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on July 14, 2011.
10.12	Lease Agreement dated July 13, 2011 between Dreamworld Leisure (Pailin) Limited and Ban Sreymom, a Cambodian individual.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on July 14, 2011.
10.13	Transfer Agreement dated October 21, 2011 among the Registrant, Golden View International Gaming and Amusement Corp. and Jade Prosper Holdings Ltd.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on October 27, 2011.
10.14	Machines Operation and Participation Agreement dated April 2, 2012 among the Registrant and Mr. Kok An, a Cambodian individual, and Crown Resorts Co., Ltd.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on April 5, 2012.
10.15*	Executive Hong Kong Employment Agreement dated December 31, 2012 entered into between Elixir Gaming (Technologies) Hong Kong Limited and Clarence Chung.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on January 7, 2013.
10.16*	Executive Overseas Employment Agreement dated December 31, 2012 entered into between Dreamworld Leisure Management Limited and Clarence Chung.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on January 7, 2013.
10.17	Share Sale Agreement dated February 22, 2013 among Dolphin Advanced Technologies Pty Limited, Mario Turcarelli, Dolphin Products Pty Limited and Dolphin Products Limited (Hong Kong).	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on February 27, 2013.
10.18	Intellectual Property License Agreement dated February 22, 2013 among Dolphin Advanced Technologies Pty Limited, Elixir Gaming Technologies (Hong Kong) Limited and Dolphin Products Pty Limited.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on February 27, 2013.
10.19	Gaming Business and Assets Sale Agreement dated February 22, 2013 between Dolphin Products Pty Limited and Dolphin Products Limited (Hong Kong). (Incorporated by reference from the Registrant’s current report on Form 8-K filed on February 27, 2013.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on February 27, 2013.
10.20	Share Purchase Agreement dated June 20, 2014 among Elixir Gaming Technologies (Cambodia) Co., Limited, Ban Kea, a Cambodian individual, and Dreamworld Leisure (Pailin) Limited.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on June 26, 2014.

Number	Exhibit Description	Method of Filing
10.21	Termination Agreement dated June 20, 2014 among Elixir Gaming Technologies (Cambodia) Co., Limited, Ban Sreymom, a Cambodian individual, and Dreamworld Leisure (Pailin) Limited.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on June 26, 2014.
21.1	List of subsidiaries of Registrant.	Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed on March 31, 2014.
23.1	Consent of Greenberg Traurig, LLP, filed as part of Exhibit 5.1.	Previously filed.
23.2	Consent of Ernst & Young.	Filed electronically herewith.
99.1	Letter to Stockholders who are Record Holders.	Previously filed.
99.2	Letter to Stockholders who are Beneficial Holders.	Previously filed.
99.3	Letter to Clients of Stockholders who are Beneficial Holders.	Previously filed.
99.4	Nominee Holder Certification Form.	Previously filed.
99.5	Beneficial Owner Election Form.	Previously filed.
99.6	Notice of Guaranteed Delivery.	Previously filed.
99.7	Consent of Capstone Valuation Services, LLC.	Filed electronically herewith.
101.INS	XBRL Instance Document**	Previously filed.
101.SCH	XBRL Taxonomy Extension Schema Document**	Previously filed.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**	Previously filed.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**	Previously filed.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**	Previously filed.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**	Previously filed.

*	Indicates management compensatory plan, contract or arrangement.
**	Pursuant to applicable securities laws and regulations, we are deemed to have complied with the reporting obligation relating to the submission of interactive data files in such exhibits and are not subject to liability under any anti-fraud provisions of the deferral securities laws as long as we have made a good faith attempt to comply with the submission requirements and promptly amend the interactive data files after becoming aware that the interactive data files fail to comply with the submission requirements. Users of this data are advised that, pursuant to Rule 406T, these interactive data files are deemed not filed and otherwise are not subject to liability.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee'' table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, SAR on October 15 , 2014.

ENTERTAINMENT GAMING ASIA INC.

By:	/s/ Clarence Chung Clarence Chung, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Clarence Chung Clarence Chung	Chief Executive Officer and Director	October 15, 2014
/s/ Andy Tsui Andy Tsui	Chief Accounting Officer (Principal Financial Officer)	October 15, 2014
/s/ Vincent Divito Vincent Divito	Director	October 15, 2014
/s/ John W. Crawford, J.P John W. Crawford, J.P	Director	October 15, 2014
/s/ Samuel Tsang Samuel Tsang	Director	October 15, 2014
/s/ Anthony Tyen, Ph.D. Anthony Tyen, Ph.D.	Director	October 15, 2014